Form 10-K, Exhibit 13
period 1994-12-31
AMERICAN FREIGHTWAYS CORP
filed 1995-02-21
CIK 846729

                                                                      EXHIBIT 13


Year In Review:
Growth is a Way of Life at AF.
Management expects that growth in operating revenue is sustainable.

MANAGEMENT'S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

     The following table sets forth, for the years indicated, the percentages of operating expenses and other items to operating revenue:

                                             1994    1993    1993
Operating revenue                           100.0%  100.0%  100.0%
Operating expenses and costs:
  Salaries, wages and benefits               53.1    51.4    47.8
  Operating supplies and expenses             6.6     6.7     6.5
  Operating taxes and licenses                4.1     3.8     3.7
  Insurance                                   3.3     2.4     3.3
  Communications and utilities                1.9     2.1     1.7
  Depreciation and amortization               6.0     6.5     6.5
  Rents and purchased transportation          9.8    12.9    15.1
  Other                                       4.5     4.8     5.3
     Total operating expenses                89.3    90.6    89.9

Operating income                             10.7     9.4    10.1
Interest expense                              1.5     1.3     1.9
Other income, net                             0.2     0.1     0.2

Income before taxes                           9.4     8.2     8.4
Income taxes                                  3.6     3.1     3.1

Income before extraordinary item and
  cumulative effect of accounting change      5.8%    5.1%    5.3%


Results of Operations
1994 compared to 1993
Revenue

     Operating revenue for 1994 was $465,588,000, up 41.7%, compared to $328,464,000 for 1993. The growth in operating revenue was primarily attributable to a 34.5% increase in tonnage handled by the Company from new and existing customers. The major causes of this increase in tonnage were:

. On April 5, 1993, the Company opened nine new terminals to extend all-points coverage to the State of Kentucky and the Southern regions of Indiana and Ohio. The year 1994 included a full year of operation of these terminals.

. On January 1, 1994, the Company expanded its all-points coverage to the states of Indiana and Ohio with the opening of fourteen new terminals.
. The Company continued to increase its market penetration into service territory that existed on January 1, 1994.
. The one-time increase in tonnage as a result of a strike in April 1994, by the International Brotherhood of Teamsters against several companies in the less-than-truckload industry. This one-time strike-related increase in tonnage resulted in extra operating revenue of approximately $12,000,000. In addition to the one-time impact of the strike, tonnage increased due to the retention of a portion of the strike-related tonnage. Management estimates that approximately 20% - 25% of strike-related freight volumes were retained by the Company.

     In addition to the increase in tonnage, operating revenue was increased by a 5.5% increase in revenue per hundred weight. The major factors contributing to this increase in revenue per hundred weight were:

. A general rate increase of 2.8% effective January 1, 1994. General rate increases initially affect approximately 50% of the Company's customers. The remaining customers' rates are determined by contracts and guarantees and are negotiated throughout the year.
. The Company's average length of haul increased 3.1% in 1994 as a result of the
  Company's expanded service territory.
. The percentage of the Company's total revenue that was truckload (shipments greater than 10,000 pounds) declined to 8.1% in 1994 compared to 8.8% in 1993.

     Management expects that growth in operating revenue is sustainable in the near future. However, the rate of growth will most likely occur at a slower rate than that experienced in 1994. Any growth in operating revenue will primarily be the result of increased tonnage handled by the Company, as any rate increases (other than the rate increase effective as of January 1, 1995) can be expected to be closely tied to the overall rate of inflation and general economic conditions.


[Graph appears here]
Shareholders' Equity (In Millions of Dollars)

Year                             Amount
1984                              $0.80
1985                              $1.71
1986                              $2.50
1987                              $4.28
1988                              $7.75
1989                             $28.30
1990                             $35.94
1991                             $74.64
1992                             $89.71
1993                            $109.46
1994                            $177.18

[Graph appears here]
Operating Revenue (In Millions of Dollars)

Year                             Amount
1984                             $17.83
1985                             $25.04
1986                             $34.45
1987                             $47.07
1988                             $73.08
1989                             $97.59
1990                            $142.78
1991                            $198.26
1992                            $262.01
1993                            $328.46
1994                            $465.59

Operating Expenses

     Operating expenses as a percentage of operating revenue improved to 89.3% in 1994 from 90.6% in 1993. This overall improvement was primarily attributable to:

. Rents and purchased transportation as a percentage of operating revenue decreased to 9.8% in 1994 from 12.9% in 1993. This decrease was due to the Company's philosophy of utilizing Company-operated terminals rather than contractor-operated terminals in expansions of service territory, along with the conversion of four contractor-operated terminals to Company-operated terminals during 1994. Management does not expect significant additional conversions of contractor-operated terminals to Company-operated terminals.
  At year end, of the Company's 144 terminals, 9 were contractor-operated. The increased utilization of Company-operated terminals was one of two primary reasons salaries, wages and benefits as a percentage of operating revenue increased to 53.1% in 1994 from 51.4% in 1993. The other reason for the increase in salaries, wages and benefits as a percentage of operating revenue was the Company's ongoing philosophy of sharing its success with its associates through increased wages and enhanced benefit packages. On March 6, 1994, the Company increased the wages of its drivers, dockmen and clerical workers by approximately 5.5%.
. Depreciation and amortization as a percentage of operating revenue decreased to 6.0% in 1994 from 6.5% in 1993. This improvement was primarily due to three factors. The first factor was the increased tonnage handled by the existing fixed cost structure of the Company. The second factor was the one-time surge in tonnage related to the Teamster strike in April (where there was not a comparable surge in equipment in use). The third factor was the extension of the useful lives of a portion of the Company's revenue equipment by two years, effective July 1, 1994. Based on the historical experience of the Company, management expects the extended useful lives to better match the economic benefits received from the equipment.

     These improvements in operating expenses as a percentage of operating revenue were partially offset by increases in the following areas:

. Insurance as a percentage of operating revenue increased to 3.3% in 1994 from 2.4% in 1993. This increase was primarily a result of the Company's increased experience of accidents and cargo claims during 1994, particularly in the areas of cargo care and liability insurance. Accidents and cargo claims returned to historical levels during 1994, after being somewhat lower in the prior two years. Management does not expect a continuation of the upward trend in insurance expenses as they relate to operating revenue but expects stabilization of these expenses near historical levels.
. Operating taxes and licenses as a percentage of operating revenue increased to 4.1% in 1994 from 3.8% in 1993. The primary cause for this increase was an increase in federal fuel taxes in October 1993.


[Graph appears here]
Net Income (In Millions of Dollars)

Year                             Amount
1984                             $0.63
1985                             $0.55
1986                             $0.78
1987                             $1.41
1988                             $3.47
1989                             $5.21
1990                             $7.44
1991                             $8.03
1992                            $13.56
1993                            $16.75
1994                            $26.70


[Graph appears here]
Total Terminals

Year                             Amount
1984                                 31
1985                                 31
1986                                 44
1987                                 64
1988                                 76
1989                                 85
1990                                100
1991                                111
1992                                116
1993                                132
1994                                144

Other

     The effective tax rate of the Company was 38.0% for 1994, up from 37.9% for 1993. The Revenue Reconciliation Act of 1993 increased the corporate federal tax rate 1% retroactively to January 1, 1993.

     Net income for 1994 was $26,696,000, up 59.4%, compared to $16,752,000 for 1993. Included in net income for 1994 was a one-time extraordinary charge of $335,000, net of income taxes, related to the retirement of debt.

1993 Compared to 1992

     Operating revenue for 1993 increased 25.4% from 1992. This increase primarily resulted from a 27.0% increase in tonnage handled by the Company.
This increase in tonnage was primarily attributable to the addition of new customers and an increased number of shipments from existing customers. There were three primary causes that resulted in this increase in tonnage from new and existing customers:

. On January 4, 1993, the Company opened seven new terminals in the state of
  Georgia to bring all-points coverage to that state.
. On April 5, 1993, the Company opened nine new terminals which extended its service territory to include all points in the state of Kentucky and the southern regions of Indiana and Ohio.
. The Company continued to increase its market penetration into service territory that existed on January 1, 1993.

     Revenue per hundred weight (cwt) was basically unchanged in 1993 from 1992 despite the Company effecting a rate increase of approximately 4.6% on January 4, 1993. The primary reasons were:

. The continuation of industry discounting practices that began in 1980 when the industry was deregulated. The discounting of rates intensified in 1993 as the less than truckload ("LTL") industry struggled to utilize excess capacity in an economy that grew slowly, and as competition for available freight intensified.
. An increase in the average weight per LTL shipment. Rates per hundred pounds generally decrease as shipment sizes increase.

     Operating expenses as a percentage of operating revenue increased to 90.6% in 1993 from 89.9% in 1992. This increase was primarily attributable to:

. Salaries, wages and benefits as a percentage of operating revenue rose to 51.4% in 1993 from 47.8% in 1992. This increase was primarily due to two factors. The first is the Company's ongoing philosophy of sharing its success with its associates through increased wages and enhanced benefit packages. On March 1, 1993, the Company increased the wages of its drivers, dockmen and clerical associates by approximately 6.6%. The second factor was the Company's philosophy of utilizing Company-operated terminals rather than contractor-operated terminals in expansions of service territory and the conversion of several contractor-operated terminals to Company-operated in 1993. The conversion was also the major cause of the decrease in rents and purchased transportation as a percentage of operating revenue to 12.9% in 1993 from 15.1% in 1992.
. Communications and utilities as a percentage of operating revenue increased to 2.1% in 1993 from 1.7% in 1992. This increase was primarily due to the additional investments the Company made in 1993 in new communication equipment and networks. As the Company has grown, the need to develop and maintain advanced communication systems to aid in the efficient movement of information and freight has become more critical. For a portion of 1993, duplicate expenses were incurred as the

  Company was purchasing and installing new communication systems while still operating the old systems.


[Graph appears here]
Average Shares Outstanding (In Millions)

Year                             Amount
1984                              10.60
1985                              12.56
1986                              14.79
1987                              15.25
1988                              16.63
1989                              20.91
1990                              22.40
1991                              26.64
1992                              28.13
1993                              28.58
1994                              30.36


[Graph appears here]
Book Value Per Share (In Dollars)

Year                             Amount
1984                              $0.08
1985                              $0.14
1986                              $0.17
1987                              $0.28
1988                              $0.47
1989                              $1.36
1990                              $1.61
1991                              $2.80
1992                              $3.19
1993                              $3.83
1994                              $5.84

     These increases in operating expenses as a percentage of operating revenue were partially offset by the decrease in insurance as a percentage of operating revenue to 2.4% in 1993 from 3.3% in 1992. The primary cause for this decrease was the improved experience with accidents and claims during 1993, particularly in the areas of liability and cargo claims.

     The Company's interest expense as a percentage of operating revenue declined to 1.3% in 1993 from 1.9% in 1992. This decline is primarily attributable to:

. The ongoing retirement during 1993 of long-term debt bearing high interest rates.
. The general decline in interest rates made short-term borrowings on the Company's revolving line of credit less expensive.

[Graph appears here]
Total Number of Tractors

Year                             Amount
1984                                233
1985                                270
1986                                382
1987                                516
1988                                714
1989                                968
1990                               1195
1991                               1634
1992                               1955
1993                               2453
1994                               3344

[Graph appears here]
Total Assets (In Millions of Dollars)

Year                             Amount
1984                              $7.47
1985                             $11.66
1986                             $15.37
1987                             $23.20
1988                             $43.47
1989                             $68.90
1990                             $97.95
1991                            $168.13
1992                            $175.53
1993                            $251.13
1994                            $355.35

Liquidity and Capital Resources

     Significant capital resources were required by the Company during 1994, primarily due to continued growth in operating revenue. Capital resources were also required for the expansion of service territory in 1994 and the startup costs associated with the expansion of service territory initiated on January 1, 1995.

     Capital requirements during 1994 consisted primarily of $115,327,000 in investing activities. The Company invested $116,272,000 in capital expenditures during 1994 comprised of $82,551,000 in additional revenue equipment, $12,313,000 in new terminal facilities or the expansion of existing terminal facilities and $21,408,000 in other equipment. Approximately $21,149,000 of the capital expenditures for revenue equipment were incurred in the fourth quarter of 1994, but not placed in service until early 1995 as the Company opened thirteen new terminals in the states of North Carolina and South Carolina. Management expects a similar amount of capital expenditures will be required in 1995. However, the amount of capital expenditures required in 1995 will be dependent on the growth rate of the Company and the timing and size of any future geographical expansions. At December 31, 1994, the Company had commitments for land, terminals, revenue and other equipment of approximately $43,100,000. These commitments were for the completion of projects in process at December 31, 1994, and for the purchase of additional revenue equipment in anticipation of increased revenue levels during 1995.

     The Company provided for its capital resource requirements in 1994 with cash from operations and financing activities. Cash from operations totaled $65,501,000 in 1994 compared to $46,820,000 in 1993. This increase was primarily attributable to the increase in net income in 1994 compared to 1993. Financing activities augmented cash flow by $53,582,000 in 1994, utilizing three primary sources of financing; the revolving line of credit, the Master Shelf Agreement, and the issuance of additional shares of common stock.

. The Company experiences periodic cash flow fluctuations common to the industry. Cash outflows are heaviest during the first part of any given year while cash inflows are normally weighted towards the last two quarters of the year. To smooth these fluctuations and to provide flexibility to fund future growth, the Company utilizes a variable-rate, unsecured revolving line of credit of $75,000,000 provided by NationsBank of Texas, N.A., Texas Commerce Bank, N.A. and Wachovia Bank of Georgia, N.A., amended in 1994 to increase total availability from $50,000,000 to $75,000,000. At December 31, 1994, the Company had $38,000,000 available under this agreement. The Company also had $5,000,000 available under its short-term, unsecured revolving line of credit with NationsBank of Texas, N.A. In addition, the Company maintains a $10,000,000 line of credit with NationsBank, N.A. to obtain letters of credit to back premiums for excess coverage on its self-insurance program. At December 31, 1994, the Company had obtained letters of credit totaling $5,500,000 for this purpose.
. To assist in financing longer-lived assets, the Company has an uncommitted
  Master Shelf Agreement with the Prudential Insurance Company of America which provides for the issuance of medium to long-term unsecured notes at an interest rate calculated at issuance. Effective October 20, 1994, the Company amended this agreement to increase the uncommitted limit to $90,000,000 from $50,000,000. During 1994, the Company utilized this facility to issue a $10,000,000 note at 6.25% and a $10,000,000 note at 7.55%, both with seven year maturities. As of December 31, 1994, the Company had $60,000,000 available under this agreement.
. To help meet capital resource requirements and to provide a solid base of equity for future growth, the Company completed a public offering of 1,750,000 shares of its common stock during 1994. On May 18, 1994, the Company received net proceeds of approximately $30,145,000. The Company also received net proceeds of approximately $6,506,000 on June 17, 1994, when the underwriters of the offering exercised an over-allotment option to issue an additional 375,000 shares. The proceeds of the stock offering were used to retire debt under the Company's unsecured, revolving line of credit.

[Graph appears here]
Gross Tonnage Hauled (In Thousands)

Year                             Amount
1984                                218
1985                                289
1986                                334
1987                                432
1988                                586
1989                                711
1990                                937
1991                               1238
1992                               1615
1993                               2051
1994                               2759

[Graph appears here]
Average Length of Haul (Miles)

Year                             Amount
1984                                264
1985                                290
1986                                289
1987                                274
1988                                300
1989                                360
1990                                395
1991                                454
1992                                525
1993                                550
1994                                567

     Working capital at December 31, 1994, increased $7,292,000 compared to December 31, 1993. This increase was primarily the result of the Company's improved operating efficiency and the timing and size of the expansion in service territory on January 1, 1995, compared to that of January 1, 1994.

     Management expects that the Company's existing working capital and its available lines of credit are sufficient to meet the Company's commitments as of December 31, 1994, and to fund current operating and capital needs. However, if additional financing is required, management believes it will be available.

     The Company uses off-balance sheet financing in the form of operating leases primarily in two areas; terminal facilities and computer equipment. At December 31, 1994, future rental commitments on operating leases were $36,422,000. The Company prefers to utilize operating leases for these two areas and plans to use them in the future when such financing is available and suitable.

Environmental

     At December 31, 1994, the Company had no outstanding inquiries with any state or federal environmental agency.

[Graph appears here]
Total Number of Shipments (In Thousands)

Year                             Amount
1984                                227
1985                                313
1986                                437
1987                                613
1988                                949
1989                               1252
1990                               1693
1991                               2179
1992                               2654
1993                               3237
1994                               4267

[Graph appears here]
Total Numer of People

Year                             Amount
1984                                288
1985                                340
1986                                385
1987                                745
1988                               1156
1989                               1516
1990                               2209
1991                               3058
1992                               3655
1993                               4964
1994                               6506

Inflation

     During 1994, the effect of inflation on the Company's operating results was minimal. However, most of the Company's expenses are sensitive to inflation as increases in inflation generally result in increased costs.

Seasonality

     In the trucking industry, results of operations generally show a seasonal pattern because customers reduce shipments during winter months. In addition, the Company's operating expenses as a percentage of operating revenues have historically been higher during the winter.

Legislation

     The less-than-truckload industry within which the Company operates was impacted in 1994 by two acts of legislation by the United States Congress:

. The Federal Aviation Administration Authorization Act of 1994 was passed by
  Congress on August 8, 1994. This legislation effectively deregulated intrastate commerce as of January 1, 1995. Management expects the Company's all-points coverage to its entire service area will enable the Company to offer competitive service to intrastate shippers. However, the timing and amount of any benefits to the Company from this legislation will be largely dependent on the decisions made by intrastate shippers and competing carriers.
. The Trucking Industry Regulatory Reform Act of 1994 was passed by Congress and became effective August 26, 1994. This law eliminated the requirement that common carriers file their individual class tariffs with the Interstate Commerce Commission. The elimination of these filing requirements will reduce the administrative duties required from both shippers and carriers.

Recent Events

     On January 1, 1995, the Company opened thirteen new terminals and extended its all-points coverage to the states of North Carolina and South Carolina.

     On January 1, 1995, the Company effected a general rate increase of approximately 3.5%. This rate initially affected approximately 50% of the customers. Rates for other customers are covered by contracts and guarantees and are negotiated throughout the year.

               American Freightways Corporation and Subsidiaries

                          Consolidated Balance Sheets

                       (thousands, except per share data)

                                               DECEMBER 31
                                             1994        1993
                                        -----------------------
ASSETS
Current assets:
 Cash and cash equivalents                 $  3,999    $    243
 Trade receivables, less allowance
  for doubtful accounts
  (1994--$639; 1993--$493)                   39,818      29,423
 Operating supplies and inventories           1,519         855
 Prepaid expenses                             4,247       3,261
 Deferred income taxes (Note 4)               4,664       2,758
 Income taxes receivable                          -       1,120
                                        -----------------------
Total current assets                         54,247      37,660

Property and equipment (Notes 3 and 6):
 Land and structures                         83,244      42,573
 Revenue equipment                          230,732     157,937
 Service, office and other equipment         49,324      29,113
 Leasehold improvements                       1,439       1,076
 Construction in progress                    31,855      50,791
 Allowances for depreciation and
  amortization (deduction)                  (98,701)    (71,412)
                                        -----------------------
                                            297,893     210,078

Other assets:
 Bond funds (Note 3)                            888         876
 Other                                        2,320       2,516
                                        -----------------------
                                              3,208       3,392
                                        -----------------------
                                           $355,348    $251,130
                                        =======================

                                               DECEMBER 31
                                             1994        1993
                                        --------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Trade accounts payable                      $ 13,358   $  9,824
 Accrued expenses (Note 2)                     24,449     16,768
 Federal and state income taxes                   233          -
 Current portion of long-term debt              6,338      8,491
                                        --------------------------
Total current liabilities                      44,378     35,083


Long-term debt, less current portion
 (Note 3)                                     104,843     89,046

Deferred income taxes (Note 4)                 28,947     17,541


Shareholders' equity (Notes 3 and 5):
 Common stock, par value $.01 per
  share; authorized 250,000 shares;
  issued and outstanding 30,496
  shares in 1994 and 28,023 in 1993               305        280
 Additional paid-in capital                    93,347     52,348
 Retained earnings                             83,528     56,832
                                        --------------------------
                                              177,180    109,460

Commitments (Note 6)

                                        --------------------------
                                             $355,348   $251,130
                                        ==========================

See accompanying notes.

               American Freightways Corporation and Subsidiaries

                      Consolidated Statements of Income

                      (thousands, except per share data)

                                                             YEAR ENDED DECEMBER 31
                                                          1994        1993         1992
                                                       -----------------------------------
Operating revenue                                       $465,588    $328,464    $262,011

Operating expenses and costs:
 Salaries, wages and benefits                            247,049     168,770     125,152
 Operating supplies and expenses                          30,710      22,099      17,169
 Operating taxes and licenses                             19,251      12,340       9,647
 Insurance                                                15,360       7,891       8,705
 Communications and utilities                              9,117       6,907       4,357
 Depreciation and amortization                            27,888      21,519      17,059
 Rents and purchased transportation                       45,633      42,250      39,683
 Other                                                    20,880      15,782      13,895
                                                       -----------------------------------
                                                         415,888     297,558     235,667
                                                       -----------------------------------
Operating income                                          49,700      30,906      26,344

Other income (expense):
 Interest expense                                         (6,832)     (4,246)     (4,844)
 Interest income                                             195         132         389
 Gain on disposal of assets                                  292           1           9
 Other, net                                                  247         197          64
                                                       -----------------------------------
                                                          (6,098)     (3,916)     (4,382)
                                                       -----------------------------------
Income before income taxes,
 extraordinary charge, and cumulative effect of
 accounting change                                        43,602      26,990      21,962

Federal and state income taxes (Note 4):
 Current                                                   7,071       4,189       5,309
 Deferred                                                  9,500       6,049       2,707
                                                       -----------------------------------
                                                          16,571      10,238       8,016
                                                       -----------------------------------
Income before extraordinary charge and cumulative
 effect of accounting change                              27,031      16,752      13,946
Extraordinary charge for early retirement of debt,
 net of tax benefit of $205 (Note 3)                        (335)          -           -
Cumulative effect of accounting change (Note 1)                -           -        (383)
                                                       -----------------------------------
Net income                                              $ 26,696    $ 16,752    $ 13,563
                                                       ===================================
Per share (Note 1):
 Income before extraordinary charge and
  cumulative effect of accounting change                   $0.89       $0.59       $0.50
 Extraordinary charge                                      (0.01)          -           -
 Cumulative effect of accounting change                        -           -       (0.02)
                                                       -----------------------------------
 Net income                                                $0.88       $0.59       $0.48
                                                       ===================================

               American Freightways Corporation and Subsidiaries

                       Consolidated Statements of Income

                      (thousands, except per share data)

                                              =================================
Average shares outstanding (Note 1)              30,357    28,581    28,132
                                              =================================
Pro forma amounts assuming the effect
 of the accounting change is applied
 retroactively:
  Net income                                   $ 26,696  $ 16,752  $ 13,946
                                              =================================
  Net income per share                             $0.88     $0.59     $0.50
                                              =================================

See accompanying notes.

               American Freightways Corporation and Subsidiaries

                Consolidated Statements of Shareholders' Equity

                                              COMMON STOCK
                                         -----------------------      ADDITIONAL
                                                           PAR         PAID-IN         RETAINED
                                           SHARES         VALUE        CAPITAL         EARNINGS    TOTAL
                                         ----------------------------------------------------------------------
                                                                       (thousands)
Balances at January 1, 1992                27,460         $275         $47,844         $26,517     $ 74,636
 Stock option and purchase plans              234            2           1,508               -        1,510
 Net income                                     -            -               -          13,563       13,563
                                         ----------------------------------------------------------------------
Balances at December 31, 1992              27,694          277          49,352          40,080       89,709
 Stock option and purchase plans              329            3           2,996               -        2,999
 Net income                                     -            -               -          16,752       16,752
                                         ----------------------------------------------------------------------
Balances at December 31, 1993              28,023          280          52,348          56,832      109,460
 Sale of stock (Note 7)                     2,125           21          36,630               -       36,651
 Stock option and purchase plans              348            4           4,369               -        4,373
 Net income                                     -            -               -          26,696       26,696
                                         ----------------------------------------------------------------------
Balances at December 31, 1994              30,496         $305         $93,347         $83,528     $177,180
                                         ======================================================================

See accompanying notes.

               American Freightways Corporation and Subsidiaries

                     Consolidated Statements of Cash Flows

                                                   YEAR ENDED DECEMBER 31
                                               1994        1993        1992
                                           -----------------------------------
                                                       (thousands)
OPERATING ACTIVITIES
Cash received from customers                $  454,308   $ 323,298  $ 266,328
Cash paid to suppliers and employees          (377,424)   (266,724)  (213,571)
Interest received                                  195         132        389
Interest paid                                   (7,152)     (4,157)    (5,034)
Income taxes paid                               (4,426)     (5,729)    (4,567)
                                           -----------------------------------
Net cash provided by operating activities       65,501      46,820     43,545


INVESTING ACTIVITIES
Proceeds from sales of equipment                   945       1,162        586
Capital expenditures                          (116,272)    (95,085)   (48,962)
                                           -----------------------------------
Net cash used by investing activities         (115,327)    (93,923)   (48,376)

FINANCING ACTIVITIES
Proceeds from notes payable and long-term
 borrowings                                     74,500      44,000      1,300
Principal payments on long-term debt           (60,856)     (1,767)   (16,892)
Proceeds from issuance of common stock          39,938       2,172      1,174
                                           -----------------------------------
Net cash provided (used) by financing
 activities                                     53,582      44,405    (14,418)
                                           -----------------------------------

Net increase (decrease) in cash and cash
 equivalents                                     3,756      (2,698)   (19,249)
Cash and cash equivalents at beginning
 of year                                           243       2,941     22,190
                                           -----------------------------------
Cash and cash equivalents at end of year    $    3,999   $     243  $   2,941
                                           ===================================

               American Freightways Corporation and Subsidiaries

                                                             YEAR ENDED DECEMBER 31
                                                         1994         1993         1992
                                                       ----------------------------------
                                                                  (thousands)
RECONCILIATION OF NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES:
Net income                                              $ 26,696     $ 16,752    $ 13,563
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation and amortization                          27,888       21,519      17,059
   Provision for losses on accounts receivable             1,126          513         728
   Tax effect of exercise of stock options                 1,086          826         337
   Gain on sale of equipment                                (292)          (1)         (9)
   Deferred income taxes                                   9,500        6,049       2,491
   Changes in operating assets and liabilities:
    Trade accounts receivable                            (11,521)      (5,403)      6,599
    Operating supplies and inventories                      (664)        (284)        (63)
    Prepaid expenses                                        (986)        (781)       (228)
    Other assets                                             100         (262)        526
    Trade accounts payable                                 3,534        7,779        (754)
    Accrued expenses                                       7,681        1,653       2,554
    Federal and state income taxes                         1,353       (1,540)        742
                                                      --------------------------------------
 Total adjustments                                        38,805       30,068      29,982
                                                      --------------------------------------
 Net cash provided by operating activities              $ 65,501      $46,820     $43,545
                                                      ======================================

See accompanying notes.

               American Freightways Corporation and Subsidiaries


                  Notes to Consolidated Financial Statements


                               December 31, 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of American Freightways Corporation and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

BUSINESS

The Company primarily operates as a regional, scheduled, for hire, less-than-truckload motor carrier, serving all points in Alabama, Arkansas, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, and Texas and southeastern Iowa. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, credit losses have not been significant.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. For financial reporting purposes, the cost of such property is depreciated principally by the straight-line method over the estimated useful lives of the individual assets. For tax reporting purposes, accelerated depreciation or applicable cost recovery methods are used. Gains and losses are recognized in the year of disposal.

REVENUE RECOGNITION

In January 1992, the Emerging Issues Task Force of the Financial Accounting Standards Board reached a consensus that recognition of revenue for freight when it is received from the shipper with expenses recognized as incurred is not an acceptable method. This method had been used by the Company since its inception and was the method commonly used in the industry.

Effective January 1, 1992, the Company changed its accounting method to recognize revenue and direct shipment costs upon the delivery of the related freight. This change in accounting method resulted in a charge to earnings having a cumulative effect of $383,000 (net of income tax benefit of $216,000) in the first quarter of 1992.

               American Freightways Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INSURANCE

As of December 31, 1994, the Company was self-insured up to specified limits for the following types of claims:


      Workers' compensation:
       State of Illinois                                       $ 300,000
       All other states of operation (with the exception
        of Indiana, Iowa, Ohio and Texas)                        250,000

In the states of Indiana, Iowa, and Texas, workers' compensation claims are insured under a $250,000 deductible plan. In the state of Ohio, workers' compensation claims are insured under the mandatory State Plan as private plans are not permitted.

All other types of claims are self-insured with a retention limit of $250,000 per occurrence.

At December 31, 1994, the Company had an Excess Indemnity Contract providing for the reimbursement of up to $75,000,000 per occurrence on a claim in excess of the self-insured retention.

INCOME TAXES

Deferred income taxes are accounted for under the liability method. Deferred income tax assets and liabilities reflect the effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

EARNINGS PER SHARE

Earnings per share is computed based on the weighted average number of shares outstanding during each year, adjusted to include common stock equivalents attributable to dilutive stock options and retroactively adjusted for the effect of 2-for-1 stock splits declared February 5, 1992 and April 22, 1993.

               American Freightways Corporation and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

RECLASSIFICATIONS

Certain amounts previously reported in 1993 have been reclassified to conform with the 1994 presentation.


2. ACCRUED EXPENSES
                                                         1994          1993
                                                       -----------------------
                                                             (thousands)

Accrued salaries, wages and benefits                    $ 10,518      $ 8,140
Taxes other than income                                    2,575        1,401
Loss, injury, damage and workers' compensation
 claims reserves                                          10,536        6,580
Other                                                        820          647
                                                       -----------------------
                                                        $ 24,449     $ 16,768
                                                       =======================



3. LONG-TERM DEBT

                                                         1994          1993
                                                       -----------------------
                                                             (thousands)

Bonds payable /(1)/                                    $  7,580      $  7,830
Revolving credit agreements /(2)/                        37,000        34,000
Mortgage notes /(3)/                                        419         3,641
Capitalized lease obligations /(4)/                       1,182         2,066
Unsecured senior notes /(5)/                             65,000        50,000
                                                       -----------------------
                                                        111,181        97,537
Less current portion                                     (6,338)       (8,491)
                                                       -----------------------
                                                       $104,843       $89,046
                                                       =======================

               American Freightways Corporation and Subsidiaries

3. Long-Term Debt (continued)

(1) Represents the Company's liability under a loan agreement with Arkansas Development Finance Authority, issuer of economic development revenue bonds to construct terminals and a general office facility. The loan agreement provides that the Company will make payments sufficient to pay the principal and interest on the bonds. The bonds include a $1,590,000 term bond due in 1999 and a $5,990,000 term bond due in 2009. The bonds bear interest at fixed rates of 8.25% and 8.50%, respectively, and are collateralized by land and structures with a net book value of $8,523,000 at December 31, 1994. The loan agreement requires that certain bond service funds be maintained. As of December 31, 1994, there was $888,000 in a debt service reserve fund. In addition, the loan agreement requires sinking fund redemption serial payments beginning in 1995.

(2) The revolving credit agreements at December 31, 1994, include an unsecured revolving credit agreement which provides for available borrowings of $75,000,000. Borrowings under this revolving credit agreement at December 31, 1994 totaled $37,000,000. The term of this agreement extends to April , 1999 (unless terminated or renewed). Interest is applied to outstanding borrowings at variable interest rates based on the London Interbank rate or prime rate in effect at the time of borrowing. The agreement contains covenants which limit, among other things, indebtedness, loans, investments and dividend payments, as well as require the Company to meet certain financial tests. The Company pays an annual commitment fee of .20% of the available borrowings. As of December 31, 1994, the amount available for additional borrowing under this line of credit was $38,000,000.

   The Company also has $5,000,000 of available borrowings at December 31, 1994, under a separate unsecured revolving credit agreement. The terms of this agreement provide for borrowings up to $5,000,000 at the prime rate of interest or at a rate of interest agreed upon at the time of any borrowings. No borrowings were outstanding at December 31, 1994 under this agreement. This agreement matures May 31, 1995, unless terminated or renewed.

   In addition, the Company maintains a $10,000,000 line of credit to obtain letters of credit. At December 31, 1994, the Company has utilized this line of credit to obtain letters of credit totaling $5,500,000. The Company pays an annual letter of credit fee of .63% of the face amount of outstanding letters of credit.

(3) Mortgage notes are due monthly or quarterly to October 1998 at an average interest rate of 10.75%. The notes are collateralized by land and structures with a net book value of $966,000 at December 31, 1994.

              American Freightways Corporation and Subsidiaries

3. LONG-TERM DEBT (CONTINUED)

(4) Capitalized lease obligations consists primarily of installment obligations for revenue equipment purchases; payable in various monthly installments through April 1996, at a weighted average interest rate of 9.33% and collateralized by revenue equipment with a net book value of approximately $2,700,000 at December 31, 1994.

(5) Includes an unsecured senior note for $35,000,000 payable in equal annual installments of $5,000,000 through November 2001. The note bears interest at a fixed rate of 8.91% payable semi-annually.

    Also includes three notes of $10,000,000 each; all issued under an unsecured and uncommitted $90,000,000 Master Shelf Agreement. The notes mature October 2000, August 2000, and April 2001 and bear fixed interest rates at 6.00%, 6.25%, and 7.55%, respectively, payable quarterly. These note agreements contain covenants which limit, among other things, loans, indebtedness, investments and dividend payments, and require the Company to meet certain financial tests.

Annual maturities on long-term debt, excluding capitalized lease obligations, in 1995 through 1999 aggregate $5,368,000, $8,148,000, $11,431,000, $11,441,000, and $48,370,000, respectively.

Interest costs of $1,002,000, $1,568,000 and $542,000 in 1994, 1993, and 1992,
respectively, were capitalized as part of the acquisition cost of certain property and equipment.

In 1994, the Company paid a note prior to its maturity date and incurred a prepayment charge of $540,000 which has been classified as an extraordinary charge in the 1994 statement of income, net of the related income tax benefit of $205,000.

4. FEDERAL AND STATE INCOME TAXES

The Revenue Reconciliation Act of 1993 increased the corporate federal income tax rate from 34% to 35%, effective January 1, 1993. The increase in the Company's 1993 income tax expense as a result of the effect of the retroactive rate increase on deferred income taxes was approximately $400,000.

              American Freightways Corporation and Subsidiaries

4. FEDERAL AND STATE INCOME TAXES (CONTINUED)

Significant components of the Company's deferred tax liabilities and assets as of December 31, 1994 and 1993, respectively, are as follows:

                                                            1994       1993
                                                           ---------------------
                                                                (THOUSANDS)

Noncurrent deferred tax liabilities:
 Tax over book depreciation                                $ 31,361   $ 20,329
Noncurrent deferred tax assets:
 Capitalized leases                                               -       (198)
                                                         -----------------------
Net noncurrent deferred tax liabilities before alternative   31,361     20,131
 minimum tax credit
Alternative minimum tax credit carryover                     (2,414)    (2,590)
                                                         -----------------------
Net noncurrent deferred tax liabilities                    $ 28,947   $ 17,541
                                                         =======================

Current deferred tax assets:
 Accrued expenses not deductible until paid                $  5,346   $  3,373
 Allowance for doubtful accounts                                154        124
 Revenue recognition differences                                241         79
                                                           ---------------------
Total current deferred tax assets                             5,741      3,576

Current deferred tax liabilities:
 Prepaid expenses                                            (1,077)      (818)
                                                           ---------------------
Net current deferred tax assets                            $  4,664   $  2,758
                                                           =====================

The reconciliation between the effective income tax rate and the statutory federal income tax rate is presented in the following table:

                                                    1994       1993       1992
                                                -------------------------------
                                                          (thousands)

Income tax at the statutory federal
 rate of 35% for 1994 and 1993, and 34%          $15,261    $ 9,446    $7,467
 for 1992
Federal income tax effects of:
 Retroactive tax rate change
  effect on deferred taxes                            --        270        --
 State income taxes                                 (613)      (334)     (264)
 Nondeductible expenses                              214         90        77
 Lower rates on taxable income
  below $15,000,000                                 (100)       (80)
 Other                                                58       (108)      (40)
                                                -------------------------------
Federal income taxes                              14,820      9,284     7,240

               American Freightways Corporation and Subsidiaries


State income taxes                           1,751        954       776
                                        --------------------------------
                                          $ 16,571   $ 10,238   $ 8,016
                                        ================================
Effective income tax rate                     38.0%      37.9%     36.3%
                                        ================================

               American Freightways Corporation and Subsidiaries

4. FEDERAL AND STATE INCOME TAXES (CONTINUED)

The Company has alternative minimum tax credit carryovers of approximately $2,414,000 which have reduced the deferred tax liability. These credits can carry over indefinitely.

Tax benefits of stock option and purchase plans recorded as paid-in capital and which did not reduce income tax expense amounted to $1,086,000, $826,000 and $337,000 in 1994, 1993 and 1992, respectively.

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS

STOCK PURCHASE PLAN

The Company maintains a stock purchase plan covering substantially all employees of the Company. A total of 453,006 shares of common stock remain reserved for issuance under this plan at December 31, 1994. Annually, an eligible employee can purchase shares having a fair market value on the date of grant of up to a maximum of the greater of $1,200 or the fair market value of 100 shares. The price per share is 85% of the lower of the fair market value at the date of grant or the date of exercise, which is one year from the date of grant.

Shares have been issued during 1992, 1993 and 1994 as follows:


                                    NUMBER OF                PER SHARE
            ISSUE DATE            SHARES ISSUED            EXERCISE PRICE
- ---------------------------------------------------------------------------
April 30, 1992                       49,636                    $ 5.37
October 31, 1992                     38,700                      8.29
May 1, 1993                          53,734                      9.56
November 1, 1993                     63,328                      9.46
April 30, 1994                       91,199                     12.75
October 31, 1994                     55,795                     16.58

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

During 1993, the Company adopted the 1993 Stock Option Plan (the "Employee Plan"), the Chairman Stock Option Plan, and the Non-Employee Director Stock Option Plan. The Employee Plan is a successor to a nonstatutory stock option plan adopted in February 1989. The Employee Plan provides for the issuance of qualified or non-qualified options

               American Freightways Corporation and Subsidiaries

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS (CONTINUED)

to purchase common stock of the Company, and the awarding of stock appreciation rights payable in shares or cash. The stock appreciation rights issued in 1993 are payable only in cash. No option or right may be issued for less than the fair market value of the stock on the date of grant. The options and rights vest over a five year period from the date of grant and will expire if not exercised after ten years from the date of grant.

Collective activity within the plans is summarized as follows:

                                                    STOCK           SHARES
                                                 APPRECIATION       UNDER
                                                    RIGHTS          OPTION        PRICE RANGE
                                               ------------------------------------------------------
Outstanding at January 1, 1992                           -          1,050,800     $3.00 -  $9.75
 Granted                                                 -            501,600     7.63 -   10.75
 Exercised                                               -           (152,010)    3.00 -    6.32
 Canceled                                                -           (127,040)    3.00 -    7.63
                                               ------------------------------------------------------
Outstanding at December 31, 1992                         -          1,273,350     3.00 -   10.75
 Granted                                           198,900            705,300    12.81 -   19.88
 Exercised                                               -           (218,320)    3.00 -   10.75
 Canceled                                           (3,600)           (50,470)    3.00 -   13.06
                                               ------------------------------------------------------
Outstanding at December 31, 1993                   195,300          1,709,860     3.00 -   19.88
 Granted                                                 -            154,500    17.88 -   22.13
 Exercised                                         (10,690)          (201,600)    3.00 -   13.06
 Canceled                                           (9,490)           (29,020)    3.00 -   17.88
                                               ------------------------------------------------------
Outstanding at December 31, 1994                   175,120          1,633,740     3.00 -  $22.13
                                               ======================================================

The number of shares of common stock reserved for granting future options under these plans was 2,172,820, 2,644,090 and 298,920, at December 31, 1994, 1993,
and 1992, respectively. At December 31, 1994, options were exercisable to purchase 426,680 shares.

The Company recorded expense of $256,000 and $244,000 in 1994 and 1993, respectively, related to stock appreciation rights.

               American Freightways Corporation and Subsidiaries

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS (CONTINUED)

RETIREMENT PLAN

The Company maintains a profit sharing plan for the benefit of all eligible employees. The plan qualifies under Section 401(k) of the Internal Revenue Code thereby allowing eligible employees to make tax deferred contributions to the plan. The plan permits, at the discretion of the Board of Directors, annual employer contributions to a maximum (generally) of 6% of the participants' compensation.

The Company's contributions to the plan totaled $4,254,000 for 1994, $2,979,000 for 1993 and $2,272,000 for 1992.

6. LEASES AND COMMITMENTS

Rent expense, exclusive of amounts related to purchased transportation, totaled approximately $18,576,000 for 1994, $11,296,000 for 1993 and $8,477,000 for
1992.

The future minimum rental commitments under noncancelable operating leases having initial or remaining terms in excess of one year as of December 31, 1994 are as follows:

                                                             REVENUE       OTHER
                              TOTAL          STRUCTURES     EQUIPMENT     EQUIPMENT
                         ------------------------------------------------------------
                                                (thousands)

1995                          $16,763        $ 2,512        $   21        $14,230
1996                           11,226          1,101            --         10,125
1997                            7,016            615            --          6,401
1998                              449            328            --            121
1999                              266            261            --              5
Thereafter                        702            702            --             --
                         ------------------------------------------------------------
                              $36,422        $ 5,519        $   21        $30,882
                         ============================================================

Certain leases have renewal options for periods from one to five years at the fair rental value of the related property at renewal.

The future minimum lease payments under capitalized leases consist of the following at December 31, 1994 (thousands):


     1995                                                                   $ 1,035
     1996                                                                       220
                                                                           ----------
     Total minimum payments                                                   1,255
     Amount representing interest                                                73
                                                                           ----------
     Present value of minimum lease payments included
      in long-term debt (Note 3)                                            $ 1,182
                                                                           ==========

                                                                   1994      1993
                                                               ---------------------
                                                                    (thousands)

           Revenue equipment                                     $ 4,136   $ 4,136
           Service, office and other equipment                        23        23
           Less accumulated amortization                          (1,456)   (1,126)
                                                               ---------------------
                                                                 $ 2,703   $ 3,033
                                                               =====================

Lease amortization is included in depreciation expense.

Certain of the lease agreements contain fixed price purchase options. The lease agreements require the lessee to pay property taxes, maintenance and operating expenses.

Commitments for land, terminals and revenue equipment (including the cost to complete construction in progress) aggregated approximately $43,100,000 at December 31, 1994.

7. COMMON STOCK

In 1994, the Company completed a public offering of 2,125,000 shares (including over-allotment option) of common stock at $18.25 per share. The net proceeds to the Company were $36,651,000.

               American Freightways Corporation and Subsidiaries

8. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1994 and 1993:

                                                                  THREE MONTHS ENDED
                                                  MARCH 31     JUNE 30     SEPTEMBER 30  DECEMBER 31
                                                -----------------------------------------------------
                                                          (thousands, except per share data)
1994
Operating revenue                                 $ 99,272   $ 123,656      $  124,134    $  118,525
Operating expenses and costs                        91,677     106,576         110,256       107,378
Income before extraordinary charge                   3,933       9,486           7,774         5,838
Net income                                           3,933       9,486           7,439         5,838
Income per share before
 extraordinary charge                                 $.14        $.32            $.25          $.19
Net income per share                                  $.14        $.32            $.24          $.19
Average shares outstanding                          28,881      29,906          31,342        31,302

1993
Operating revenue                                 $ 72,551   $  80,944      $   87,604    $   87,365
Operating expenses and costs                        66,291      72,934          77,399        80,934
Net income                                           3,376       4,490           5,506         3,380
Net income per share                                  $.12        $.16            $.19          $.12
Average shares outstanding                          28,387      28,606          28,828        28,846

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents - the carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

Bond funds - the carrying amount reported in the balance sheet for bond funds approximates fair value.

Long-term debt - the fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows (in thousands):

                                    CARRYING AMOUNT  FAIR VALUE
                                  -------------------------------
       1994
       Cash and cash equivalents        $  3,999       $  3,999
       Bond funds                            888            888
       Long-term debt                    111,181        112,995

       1993
       Cash and cash equivalents        $    243       $    243
       Bond funds                            876            876
       Long-term debt                     97,537        103,309



               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
American Freightways Corporation

We have audited the accompanying consolidated balance sheets of American Freightways Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholdersO equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the CompanyOs management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Freightways Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1992 the Company changed its method of revenue recognition.

ERNST & YOUNG LLP

Little Rock, Arkansas
January 20, 1995