Form 10-K405, Exhibit 13
period 1995-12-31
AMERICAN FREIGHTWAYS CORP
filed 1996-02-09
CIK 846729

                                                                      EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, the percentages of operating expenses and other items to operating revenue:

                                             1995    1994    1993
-----------------------------------------------------------------
Operating revenue                          100.0%  100.0%  100.0%
Operating expenses and costs:
   Salaries, wages and benefits             58.6    53.1    51.4
   Operating supplies and expenses           6.8     6.6     6.7
   Operating taxes and licenses              4.3     4.1     3.8
   Insurance                                 3.8     3.3     2.4
   Communications and utilities              1.9     1.9     2.1
   Depreciation and amortization             6.5     6.0     6.5
   Rents and purchased transportation        8.1     9.8    12.9
   Other                                     4.6     4.5     4.8
-----------------------------------------------------------------
      Total operating expenses              94.6    89.3    90.6
-----------------------------------------------------------------
Operating income                             5.4    10.7     9.4
Interest expense                             1.8     1.5     1.3
Other income, net                            0.1     0.2     0.1
-----------------------------------------------------------------
Income before taxes                          3.7     9.4     8.2
Income taxes                                 1.4     3.6     3.1
-----------------------------------------------------------------
Income before extraordinary item             2.3     5.8     5.1
-----------------------------------------------------------------


[graph appears here]
Average Shares Outstanding (in millions)
Year                               Amount
1984                               10.60
1985                               12.56
1986                               14.79
1987                               15.25
1988                               16.63
1989                               20.91
1990                               22.40
1991                               26.64
1992                               28.13
1993                               28.58
1994                               30.36
1995                               31.33

RESULTS OF OPERATIONS

1995 COMPARED TO 1994

Revenue
-------
Operating revenue for 1995 was $572,100,000, up 22.9%, compared to $465,588,000 for 1994. This increase in operating revenue was due almost entirely to a 22.5% increase in tonnage handled by the Company. Revenue per hundred weight was basically unchanged in 1995 from 1994 despite the Company effecting a rate increase of approximately 3.5% on January 1, 1995. This was primarily due to aggressive, discounted pricing as a result of excess capacity within the less-than-truckload industry. This excess capacity existed largely as a result of overall economic conditions during 1995. In order to utilize its excess capacity and better position the Company for the long-term, the Company elected to accelerate the pace of expansion of its service territory. The following expansions of service territory were initiated by the Company during 1995:

 . On January 1, 1995, the Company expanded its all-points coverage to the states of North Carolina and South Carolina with the opening of thirteen new terminals.

 . On April 17, 1995, the Company expanded its service territory with the addition of terminal locations in: Colorado Springs, Denver, Fort Collins and Pueblo, CO; Des Moines, IA; Minneapolis/St. Paul, MN; Omaha, NE; Madison and Milwaukee, WI.

 . On July 10, 1995, the Company expanded its all-points coverage to the states of Colorado, Iowa, Nebraska and Wisconsin with the opening of twelve new terminal locations.

 . On August 14, 1995, the Company provided all-points coverage to the state of Florida with the opening of seven new terminal locations and opened one additional terminal in the the state of Georgia.

These expansions of service territory from 14 to 21 states during 1995 were the primary reasons for the increase in tonnage handled by the Company. In addition, tonnage was increased by the deregulation of intrastate commerce, effective January 1, 1995, by the Federal Aviation Administration Authorization Act of 1994, and by continued market penetration into existing service territories.

[graph appears here]
Book Value per Share (in dollars)
Year                          Amount
1984                          $0.08
1985                          $0.14
1986                          $0.17
1987                          $0.28
1988                          $0.47
1989                          $1.36
1990                          $1.61
1991                          $2.80
1992                          $3.19
1993                          $3.83
1994                          $5.84
1995                          $6.24

Management expects that growth in operating revenue is sustainable in the near term. However, the Company's planned expansions of service territory during 1996 are less aggressive than those initiated during 1995. Any near-term growth in operating revenue will primarily be due to increased tonnage handled by the Company.

OPERATING EXPENSES

Operating expenses as a percentage of operating revenue increased to 94.6% in 1995 from 89.3% in 1994. This overall increase was primarily attributable to:

 . Salaries, wages and benefits as a percentage of operating revenue increased to 58.6% in 1995 from 53.1% in 1994. The increase in salaries, wages and benefits as a percentage of operating revenue was primarily a result of three factors. First, the utilization of Company-operated terminals, rather than contractor-operated terminals, in expansions of service territory contributed to this increase. Second, the continuation of the Company's philosophy of sharing its success with its associates through increased wages and enhanced benefit packages contributed to this increase. On March 6, 1995, the Company increased the wages of its drivers, dockmen and clerical associates by approximately 5.5%. The third factor was the accelerated expansion of service territory during 1995. Within the expansion territories, wages and benefits were disproportionately high in relation to operating revenues as new associates were added to establish an operating base. Management does not expect salaries, wages and benefits as a percentage of operating revenue to continue in an upward trend, but expects these expenses as they relate to operating revenue to stabilize or gradually improve.

 . Insurance as a percentage of operating revenue increased to 3.8% in 1995 from 3.3% in 1994. This increase was primarily a result of the Company's increased experience of accidents and cargo claims, particularly in the areas of cargo care and liability insurance. Management does not expect a continuation of the upward trend in insurance expenses as they relate to operating revenue but expects a stabilization of these expenses near historical levels.


[graph appears here]
Operating Revenue (in millions)
Year                         Amount
1984                         $17.83
1985                         $25.04
1986                         $34.45
1987                         $47.07
1988                         $73.08
1989                         $97.59
1990                         $142.78
1991                         $198.26
1992                         $262.01
1993                         $328.46
1994                         $465.59
1995                         $572.10

 . Depreciation and amortization as a percentage of operating revenue increased to 6.5% in 1995 from 6.0% in 1994. This increase was primarily due to two factors. The first factor was the decreased usage of rented equipment in favor of Company-owned equipment. The second factor was the rapid expansion of service territory. During the initial stages of expansion of service territory, depreciation expense is disproportionately high in comparison to operating revenue. Management expects depreciation expense as a percentage of operating revenue to stabilize or gradually improve.

[graph appears here]
Total Terminals
Year                         Amount
1984                         31
1985                         31
1986                         44
1987                         64
1988                         76
1989                         85
1990                         100
1991                         111
1992                         116
1993                         132
1994                         144
1995                         186

These increases in operating expenses as a percentage of operating revenue were partially offset by improvements in the following area:

 . Rents and purchased transportation as a percentage of operating revenue improved to 8.1% in 1995 from 9.8% in 1994. This improvement was primarily due to the Company's philosophy of utilizing Company-operated terminals rather than contractor-operated terminals in expansions of service territory. In addition, this improvement was partially due to the decreased usage of rented equipment in favor of Company-owned equipment. Management expects rents and purchased transportation as a percentage of operating revenue to stabilize near current levels.

OTHER

Interest expense as a percentage of operating revenue increased to 1.8% in 1995 from 1.5% in 1994. This increase was primarily attributable to increased borrowings incurred by the Company to finance the expansion of service territory and support growth in operating revenue.

The effective tax rate of the Company was 38.6% for 1995, up from 38.0% in 1994. This increase was primarily due to increased state income taxes. Net income for 1995 was $13,083,000, down 51.0%, from $26,696,000 for 1994.

1994 COMPARED TO 1993

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

 . The one-time increase in tonnage as a result of a strike in April 1994, by the International Brotherhood of Teamsters against several companies in the less-than-truckload industry. This one-time, strike-related increase in tonnage resulted in extra operating revenue of approximately $12,000,000.

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

[graph appears here]
Shareholder's Equity (in millions)
Year                                  Amount
1984                                  $0.80
1985                                  $1.71
1986                                  $2.50
1987                                  $4.28
1988                                  $7.75
1989                                  $28.30
1990                                  $35.94
1991                                  $74.64
1992                                  $89.71
1993                                  $109.46
1994                                  $177.18
1995                                  $195.43

Operating expenses as a percentage of operating revenue improved to 89.3% in 1994 from 90.6% in 1993. This overall improvement was primarily attributable to:

 . Rents and purchased transportation as a percentage of operating revenue decreased to 9.8% in 1994 from 12.9% in 1993. This decrease was due to the Company's philosophy of utilizing Company-operated terminals in expansions of service territory, along with the conversion of four contractor-operated terminals to Company-operated terminals during 1994. At December 31, 1994, of the Company's 144 terminals, 10 were contractor-operated. The increased utilization of Company-operated terminals was one of two primary reasons salaries, wages and benefits as a percentage of operating revenue increased to 53.1% in 1994 from 51.4% in 1993. The other reason for the increase in salaries, wages and benefits as a percentage of operating revenue was the Company's ongoing philosophy of sharing its success with associates through increased wages and enhanced benefit packages. On March 6, 1994, the Company increased the wages of its drivers, dockmen and clerical associates by approximately 5.5%.

 . Depreciation and amortization as a percentage of operating revenue decreased to 6.0% in 1994 from 6.5% in 1993. This improvement was primarily due to three factors. The first factor was the increased tonnage handled by the existing fixed cost structure of the Company. The second factor was the one-time surge in tonnage related to the Teamster strike in April 1994 (where there was not a comparable surge in equipment in use). The third factor was the extension of the useful lives of a portion of the Company's revenue equipment by two years, effective July 1, 1994. Based on the historical experience of the Company, management expects the extended lives to better match the economic benefits received from the equipment.

[graph appears here]
Gross Tonnage Hauled (in thousands)
Year                             Amount
1984                              218
1985                              289
1986                              334
1987                              432
1988                              586
1989                              711
1990                              937
1991                              1,238
1992                              1,615
1993                              2,051
1994                              2,759
1995                              3,380

These improvements in operating expenses as a percentage of operating revenue were partially offset by increases in the following areas:

 . Insurance as a percentage of operating revenue increased to 3.3% in 1994 from 2.4% in 1993. This increase was primarily a result of the Company's increased experience of accidents and cargo claims, particularly in the areas of cargo care and liability insurance. Accidents and cargo claims returned to historical levels during 1994, after being somewhat lower in the prior two years.

 . Operating taxes and licenses as a percentage of operating revenue increased to 4.1% in 1994 from 3.8% in 1993. The primary cause for this increase was an increase in federal fuel taxes in October 1993.

[graph appears here]
Total Number of Tractors
Year                        Amount
1984                         233
1985                         270
1986                         382
1987                         516
1988                         714
1989                         968
1990                         1,195
1991                         1,634
1992                         1,955
1993                         2,453
1994                         3,344
1995                         4,521

LIQUIDITY AND CAPITAL RESOURCES

Significant capital resources were required by the Company during 1995, primarily due to the expansion of service territory during 1995 and the startup costs associated with the expansion of service territory initiated on January 1, 1996. Capital resources were also required to support the continued growth in tonnage handled by the Company in service territory that existed prior to January 1, 1995.

Capital requirements during 1995 consisted primarily of $136,923,000 of investing activities. The Company invested $137,952,000 in capital expenditures during 1995 comprised of $81,062,000 in additional revenue equipment, $30,072,000 in new terminal facilities or the expansion of existing terminal facilities and $26,818,000 in other equipment. Planned expansions of service territory during 1996 are less aggressive than those expansions initiated during 1995. Therefore, management does not expect a similar amount of capital expenditures will be required in 1996. However, the amount of capital expenditures required in 1996 will be dependent on the growth rate of the Company and the timing and size of any future geographical expansions. At December 31, 1995, the Company had commitments for land, terminals, revenue and other equipment of approximately $33,462,000. These commitments were for the completion of projects in process at December 31, 1995, and for the purchase of additional revenue equipment in anticipation of increased revenue levels during 1996.

The Company provided for its capital resource requirements in 1995 with cash from operations and financing activities. Cash from operations totaled $45,676,000 in 1995 compared to $65,501,000 in 1994. This decrease was primarily attributable to the increase in operating expenses, as they relate to operating revenue in 1995 compared to 1994. Financing activities augmented cash flow by $89,890,000 in 1995, utilizing two primary sources of financing: the revolving line of credit and the Master Shelf facility.

 . The Company experiences periodic cash flow fluctuations common to the industry. Cash outflows are heaviest during the first part of any given year while cash inflows are normally weighted towards the last two quarters of the year. To smooth these fluctuations and to provide flexibility to fund future growth, the Company utilizes a variable-rate, unsecured revolving line of credit provided by NationsBank of Texas, N.A., Texas Commerce Bank, N.A. and Wachovia Bank of Georgia, N.A. Effective May 31, 1995, the limit of this line of credit facility was increased to $125,000,000 from $75,000,000. During 1995, the Company utilized this facility to provide $57,000,000 of net financing, bringing outstanding borrowings under the facility to $94,000,000 and leaving $31,000,000 available for borrowing. The Company also maintains a short-term, unsecured revolving line of credit with NationsBank of Texas, N.A. Effective May 9, 1995, the limit of this short-term facility was increased to $7,500,000 from $5,000,000. At December 31, 1995, $7,500,000 was available for borrowing. In addition, the Company maintains a $10,000,000 line of credit with NationsBank, N.A. to obtain letters of credit required for its self-insurance program. At December 31, 1995, the Company had obtained letters of credit totaling $5,870,000 for this purpose.

[graph appears here]
Total Assets (in millions)
Year                            Amount
1984                            $  7.47
1985                            $ 11.66
1986                            $ 15.37
1987                            $ 23.20
1988                            $ 43.47
1989                            $ 68.90
1990                            $ 97.95
1991                            $168.13
1992                            $175.53
1993                            $251.13
1994                            $355.35
1995                            $477.76

 . To assist in financing longer-lived assets, the Company has an uncommitted
  Master Shelf Agreement with the Prudential Insurance Company of America which provides for the issuance of up to $90,000,000 in medium to long-term unsecured notes at an interest rate calculated at issuance. During 1995, the Company utilized this agreement to issue a $15,000,000 note at 8.85% with a ten year maturity and a $20,000,000 note at 6.92% with a ten year maturity. The proceeds of these notes were used primarily to repay borrowings from the revolving line of credit or to fund capital expenditures. At December 31, 1995, $25,000,000 was available under this facility for borrowing.

Working capital at December 31, 1995, increased $14,830,000, compared to December 31, 1994. This increase was primarily the result of a $14,301,000 increase in trade receivables, less allowance for doubtful accounts, at December 31, 1995, compared to December 31, 1994.

Management expects that the Company's existing working capital and its available lines of credit are sufficient to meet the Company's commitments as of December 31, 1995, and to fund current operating and capital needs. However, if additional financing is required, management believes it will be available.

The Company utilizes off-balance sheet financing in the form of operating leases, when appropriate and suitable, to finance computer equipment, terminal facilities and revenue equipment. At December 31, 1995, future rental commitments on operating leases were $54,805,000.

ENVIRONMENTAL

At December 31, 1995, the Company had no outstanding inquiries with any state or federal environmental agency.

INFLATION

During 1995, the effect of inflation on the operating results of the Company was minimal. However, most of the Company's expenses are sensitive to inflation as increases in inflation generally result in increased costs.

[graph appears here]
Average Length of Haul (miles)
Year                               Amount
1984                               264
1985                               290
1986                               289
1987                               274
1988                               300
1989                               360
1990                               395
1991                               454
1992                               525
1993                               550
1994                               567
1995                               588

SEASONALITY

In the trucking industry, results of operations generally show a seasonal pattern because customers reduce shipments during winter months. In addition, the Company's operating expenses as a percentage of operating revenues have historically been higher during the winter.

[graph appears here]
Total Number of Shipments (in thousands)
Year                                        Amount
1984                                           227
1985                                           313
1986                                           437
1987                                           613
1988                                           949
1989                                         1,252
1990                                         1,693
1991                                         2,179
1992                                         2,654
1993                                         3,237
1994                                         4,267
1995                                         5,486

OTHER MATTERS

In October 1995, the Financial Accounting Standards Board issued Statement No. 123, Accounting for Stock-Based Compensation, which will be effective for 1996. The Company has elected to continue following the existing accounting rules (the intrinsic value method) and has disclosed such in the 1995 financial statements.

In March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. Although this Statement will also be applicable for 1996, the Company does not expect it to have a significant impact on the Company's financial position or results of operations.

RECENT EVENTS

On January 1, 1996, the Company opened twelve new terminals and extended its all-points coverage to the states of Delaware, Maryland, Virginia and West Virginia.

On January 1, 1996, the Company effected a general rate increase of approximately 5.75%. This rate increase initially affected approximately 44% of its customers. Rates for other customers are covered by contracts and guarantees and are negotiated throughout the year.

Effective January 1, 1996, the Company expanded its coverage to include 92% of Canada's population through an exclusive partnership with Day & Ross, Inc., one of Canada's leading less-than-truckload carriers. Day & Ross, Inc. is part of the Day & Ross Transportation Group, Canada's largest truck transportation conglomerate and is a wholly-owned subsidiary of the Canadian-based McCain Food Company. Day & Ross, Inc. corporate offices are located in Hartland, New Brunswick, Canada.

[graph appears here]
Total Number of People
Year                      Amount
1984                         288
1985                         340
1986                         385
1987                         745
1988                       1,156
1989                       1,516
1990                       2,209
1991                       3,058
1992                       3,655
1993                       4,964
1994                       6,506
1995                       8,867

                American Freightways Corporation and Subsidiary

                          Consolidated Balance Sheets

                      (thousands, except per share data)

                                                                   DECEMBER 31
                                                                 1995        1994
                                                           --------------------------
ASSETS
Current assets:
 Cash and cash equivalents (Note 9)                           $   2,642   $   3,999
 Trade receivables, less allowance for doubtful accounts
  (1995--$845; 1994--$639)                                       54,119      39,818
 Operating supplies and inventories                               2,136       1,519
 Prepaid expenses                                                 5,504       4,247
 Deferred income taxes (Note 4)                                   8,444       4,664
 Income taxes receivable                                          4,368           -
                                                           --------------------------
Total current assets                                             77,213      54,247

Property and equipment (Notes 3 and 6):
 Land and structures                                             97,303      83,244
 Revenue equipment                                              322,748     230,732
 Service, office and other equipment                             66,012      49,324
 Leasehold improvements                                           1,650       1,439
 Construction in progress                                        42,876      31,855
 Allowances for depreciation and amortization
  (deduction)                                                  (132,887)    (98,701)
                                                           --------------------------
                                                                397,702     297,893

Other assets:
 Bond funds (Notes 3 and 9)                                         901         888
 Other                                                            1,946       2,320
                                                           --------------------------
                                                                  2,847       3,208
                                                           --------------------------
                                                              $ 477,762   $ 355,348
                                                           ==========================

                                                                   DECEMBER 31
                                                                1995        1994
                                                           --------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Trade accounts payable                                       $  10,532   $  13,358
 Accrued expenses (Note 2)                                       33,590      24,449
 Federal and state income taxes                                       -         233
 Current portion of long-term debt                                8,392       6,338
                                                           --------------------------
Total current liabilities                                        52,514      44,378


Long-term debt, less current portion (Notes 3 and 9)            189,239     104,843

Deferred income taxes (Note 4)                                   40,575      28,947


Shareholders' equity (Notes 3, 5 and 7):
 Common stock, par value $.01 per share; authorized
  250,000 shares; issued and outstanding 30,931 shares
  in 1995 and 30,496 in 1994                                        309         305
 Additional paid-in capital                                      98,514      93,347
 Retained earnings                                               96,611      83,528
                                                           --------------------------
                                                                195,434     177,180

Commitments (Note 6)

                                                           --------------------------
                                                              $ 477,762   $ 355,348
                                                           ==========================

See accompanying notes.

                American Freightways Corporation and Subsidiary

                       Consolidated Statements of Income
                      (thousands, except per share data)

                                                            YEAR ENDED DECEMBER 31
                                                          1995       1994        1993
                                                      ----------------------------------
Operating revenue                                      $572,100    $465,588    $328,464

Operating expenses and costs:
 Salaries, wages and benefits                           335,167     247,049     168,770
 Operating supplies and expenses                         38,667      30,710      22,099
 Operating taxes and licenses                            24,434      19,251      12,340
 Insurance                                               21,595      15,360       7,891
 Communications and utilities                            11,040       9,117       6,907
 Depreciation and amortization                           37,560      27,888      21,519
 Rents and purchased transportation                      46,405      45,633      42,250
 Other                                                   26,469      20,880      15,782
                                                      ----------------------------------
                                                        541,337     415,888     297,558
                                                      ----------------------------------
Operating income                                         30,763      49,700      30,906

Other income (expense):
 Interest expense                                       (10,198)     (6,832)     (4,246)
 Interest income                                            146         195         132
 Gain on disposal of assets                                 329         292           1
 Other, net                                                 269         247         197
                                                      ----------------------------------
                                                         (9,454)     (6,098)     (3,916)
                                                      ----------------------------------
Income before income taxes and extraordinary
 charge                                                  21,309      43,602      26,990

Federal and state income taxes (Note 4):
 Current (credit)                                          (422)      7,071       4,189
 Deferred                                                 8,648       9,500       6,049
                                                      ----------------------------------
                                                          8,226      16,571      10,238
                                                      ----------------------------------
Income before extraordinary charge                       13,083      27,031      16,752
Extraordinary charge for early retirement of debt,
 net of tax benefit of $205 (Note 3)                          -        (335)          -
                                                      ----------------------------------
Net income                                             $ 13,083    $ 26,696    $ 16,752
                                                      ==================================
Per share (Note 1):
 Income before extraordinary charge                      $ 0.42      $ 0.89       $0.59
 Extraordinary charge                                         -       (0.01)          -
                                                      ----------------------------------
 Net income                                              $ 0.42      $ 0.88       $0.59
                                                      ==================================

Average shares outstanding (Note 1)                      31,334      30,357      28,581
                                                      ==================================

See accompanying notes.

                American Freightways Corporation and Subsidiary

                Consolidated Statements of Shareholders' Equity

                                          COMMON STOCK
                                        -----------------    ADDITIONAL
                                                     PAR      PAID-IN      RETAINED
                                          SHARES    VALUE     CAPITAL      EARNINGS      TOTAL
                                        ---------------------------------------------------------
                                                               (thousands)
Balances at January 1, 1993               27,694    $ 277     $ 49,352     $ 40,080   $   89,709
 Stock option and purchase plans             329        3        2,996            -        2,999
 Net income                                    -        -            -       16,752       16,752
                                        ---------------------------------------------------------
Balances at December 31, 1993             28,023      280       52,348       56,832      109,460
 Sale of stock (Note 7)                    2,125       21       36,630            -       36,651
 Stock option and purchase plans             348        4        4,369            -        4,373
 Net income                                    -        -            -       26,696       26,696
                                        ---------------------------------------------------------
Balances at December 31, 1994             30,496      305       93,347       83,528      177,180
 Stock option and purchase plans             435        4        5,167            -        5,171
 Net income                                    -        -            -       13,083       13,083
                                        ---------------------------------------------------------
Balances at December 31, 1995             30,931    $ 309     $ 98,514     $ 96,611   $  195,434
                                        =========================================================

See accompanying notes.

                American Freightways Corporation and Subsidiary

                     Consolidated Statements of Cash Flows

                                                          YEAR ENDED DECEMBER 31
                                                       1995        1994        1993
                                                  -------------------------------------
                                                               (thousands)
OPERATING ACTIVITIES
Cash received from customers                        $ 557,139   $ 454,308   $ 323,298
Cash paid to suppliers and employees                 (498,454)   (377,424)   (266,724)
Interest received                                         146         195         132
Interest paid                                          (9,907)     (7,152)     (4,157)
Income taxes paid                                      (3,248)     (4,426)     (5,729)
                                                  -------------------------------------
Net cash provided by operating activities              45,676      65,501      46,820

INVESTING ACTIVITIES
Proceeds from sales of equipment                        1,029         945       1,162
Capital expenditures                                 (137,952)   (116,272)    (95,085)
                                                  -------------------------------------
Net cash used by investing activities                (136,923)   (115,327)    (93,923)

FINANCING ACTIVITIES
Proceeds from notes payable and long-term
  borrowings                                          117,640      74,500      44,000
Principal payments on long-term debt                  (31,190)    (60,856)     (1,767)
Proceeds from issuance of common stock                  3,440      39,938       2,172
                                                  -------------------------------------
Net cash provided by financing activities              89,890      53,582      44,405
                                                  -------------------------------------

Net increase (decrease) in cash and cash
  equivalents                                          (1,357)      3,756      (2,698)
Cash and cash equivalents at beginning of year          3,999         243       2,941
                                                  -------------------------------------
Cash and cash equivalents at end of year            $   2,642   $   3,999   $     243
                                                  =====================================

                American Freightways Corporation and Subsidiary

                                                          YEAR ENDED DECEMBER 31
                                                       1995        1994       1993
                                                   -----------------------------------
                                                               (thousands)
RECONCILIATION OF NET INCOME TO NET CASH
 PROVIDED BY OPERATING ACTIVITIES:
Net income                                           $  13,083  $  26,696  $  16,752
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation and amortization                         37,560     27,888     21,519
  Provision for losses on accounts receivable              929      1,126        513
  Current tax effect of exercise of stock
   options                                                 931      1,086        826
  Gain on sale of equipment                               (329)      (292)        (1)
  Deferred income taxes                                  8,648      9,500      6,049
  Changes in operating assets and liabilities:
   Trade accounts receivable                           (15,230)   (11,521)    (5,403)
   Operating supplies and inventories                     (617)      (664)      (284)
   Prepaid expenses                                     (1,257)      (986)      (781)
   Other assets                                            244        100       (262)
   Trade accounts payable                               (2,826)     3,534      7,779
   Accrued expenses                                      9,141      7,681      1,653
   Federal and state income taxes                       (4,601)     1,353     (1,540)
                                                   -----------------------------------
Total adjustments                                       32,593     38,805     30,068
                                                   -----------------------------------
Net cash provided by operating activities            $  45,676  $  65,501  $  46,820
                                                   ===================================

See accompanying notes.

                American Freightways Corporation and Subsidiary

                  Notes to Consolidated Financial Statements

                               December 31, 1995


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of American Freightways Corporation and its subsidiary (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

BUSINESS

The Company primarily operates as an interregional, scheduled, for hire, less-than-truckload motor carrier, serving all points in 21 contiguous states from a network of 186 terminals. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, credit losses have not been significant.

REVENUE RECOGNITION

The Company recognizes revenue and direct shipment costs upon the delivery of the related freight.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. For financial reporting purposes, the cost of such property is depreciated principally by the straight-line method over the estimated useful lives of 3 to 12 years for revenue and service equipment, 15 to 40 years for structures and improvements and 3 to 10 years for furniture and office equipment. For tax reporting purposes, accelerated depreciation or applicable cost recovery methods are used. Gains and losses are recognized in the year of disposal.

Effective for periods beginning July 1, 1994, the Company changed the service lives and salvage values for certain revenue equipment. These changes in estimates were made to more accurately reflect the Company's experience as to service lives of the equipment. These changes increased 1994 net income by approximately $565,000, or $.02 per common share.

Effective for periods beginning October 1, 1995, the Company changed the service lives for certain structures and improvements, ancillary and computer equipment and furniture and fixtures. These changes in estimates were made to more accurately reflect future service lives of the assets. These changes increased 1995 net income by approximately $453,000, or $.01 per common share.

                American Freightways Corporation and Subsidiary

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INSURANCE

As of December 31, 1995, the Company was self-insured up to specified limits for the following types of claims:

     Workers' compensation:
      All states of operation (with the exception of Colorado,
       Florida, Indiana, Iowa, Minnesota, Nebraska, Ohio, Texas
       and Wisconsin)                                              $ 500,000
      State of Wisconsin                                         FULLY INSURED

In the states of Colorado, Florida, Indiana, Iowa, Minnesota, Nebraska and Texas, workers' compensation claims are insured under a $500,000 deductible plan. In the state of Ohio, workers' compensation claims are insured under the mandatory State Plan as private plans are not permitted. Wisconsin law does not allow deductible plans and those claims are fully insured.

All other types of claims are self-insured with a retention limit of $500,000 per occurrence.

INCOME TAXES

Deferred income taxes are accounted for under the liability method. Deferred income tax assets and liabilities reflect the effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

EARNINGS PER SHARE

Earnings per share is computed based on the weighted average number of shares outstanding during each year, adjusted to include common stock equivalents attributable to dilutive stock options and retroactively adjusted for the effect of a 2-for-1 stock split declared April 22, 1993.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                American Freightways Corporation and Subsidiary

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPENSATION TO EMPLOYEES

Stock based compensation to employees is accounted for based on the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

RECENT ACCOUNTING PRONOUNCEMENTS

In 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This statement will be adopted in the first quarter of 1996. The Company does not expect Statement No. 121 to have a significant impact on the Company's financial position or results of operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. ACCRUED EXPENSES

                                                     1995        1994
                                               ---------------------------
                                                        (thousands)

Accrued salaries, wages and benefits               $  13,796   $  10,518
Taxes other than income                                2,363       2,575
Loss, injury, damage, health and
 workers' compensation claims reserves                16,320      10,536
Other                                                  1,111         820
                                               ---------------------------
                                                   $  33,590   $  24,449
                                               ===========================

                American Freightways Corpration and Subsidiary

3. LONG-TERM DEBT

                                                 1995        1994
                                             -------------------------
                                                    (thousands)

Bonds payable /(1)/                            $   7,310   $   7,580
Revolving credit agreements /(2)/                 94,000      37,000
Mortgage notes /(3)/                               1,107         419
Capitalized lease obligations /(4)/                  214       1,182
Unsecured senior notes /(5)/                      95,000      65,000
                                             -------------------------
                                                 197,631     111,181
Less current portion                              (8,392)     (6,338)
                                             -------------------------
                                               $ 189,239   $ 104,843
                                             =========================

(1) Represents the Company's liability under a loan agreement with Arkansas Development Finance Authority, issuer of economic development revenue bonds to construct terminals and a general office facility. The loan agreement provides that the Company will make payments sufficient to pay the principal and interest on the bonds. The bonds include a $1,320,000 term bond due in 1999 and a $5,990,000 term bond due in 2009. The bonds bear interest at fixed rates of 8.25% and 8.50%, respectively, and are collateralized by land and structures with a net book value of $8,268,000 at December 31, 1995. The loan agreement requires that certain bond service funds be maintained. As of December 31, 1995, there was $901,000 in a debt service reserve fund. Mandatory annual sinking fund redemption payments began in 1995.

(2) The revolving credit agreements at December 31, 1995, include an unsecured revolving credit agreement which provides for available borrowings of $125,000,000. Borrowings under this revolving credit agreement at December 31, 1995 totaled $94,000,000. The term of this agreement extends to April 1, 2000 (unless terminated or renewed). Interest is applied to outstanding borrowings at variable interest rates based on the London Interbank rate or the prime rate. The weighted average rate on outstanding borrowings at December 31, 1995 was 6.5%. The agreement contains covenants which limit, among other things, indebtedness, loans, investments and dividend payments, as well as require the Company to meet certain financial tests. The Company pays an annual commitment fee of .20% of the unused commitment. As of December 31, 1995, the amount available for additional borrowing under this line of credit was $31,000,000.

                American Freightways Corpration and Subsidiary

3. LONG-TERM DEBT (CONTINUED)

    The Company also has $7,500,000 of available borrowings at December 31, 1995, under a separate unsecured revolving credit agreement. The terms of this agreement provide for borrowings up to $7,500,000 at the prime rate of interest or at a rate of interest agreed upon at the time of any borrowings. No borrowings were outstanding at December 31, 1995 under this agreement. This agreement matures May 31, 1996, unless terminated or renewed.

    In addition, the Company maintains a $10,000,000 line of credit to fund letters of credit. At December 31, 1995, the Company had utilized this line of credit to obtain letters of credit totaling $5,870,000.

(3) Mortgage notes are due monthly or quarterly to November 2003 at an average interest rate of 8.44%. The notes are collateralized by land and structures with a net book value of $1,618,000 at December 31, 1995.

(4) Capitalized lease obligations consist primarily of installment obligations for revenue equipment purchases; payable in various monthly installments through April 1996, at a weighted average interest rate of 9.33% and collateralized by revenue equipment with a net book value of approximately $2,417,000 at December 31, 1995.

(5) Includes an unsecured senior note for $30,000,000 payable in equal annual installments of $5,000,000 through November 2001. The note bears interest at a fixed rate of 8.91% payable semi-annually.

    Also includes five notes totaling $65,000,000; all issued under an unsecured and uncommitted $90,000,000 Master Shelf Agreement with the following characteristics:

               OUTSTANDING                                  INTEREST
                PRINCIPAL               MATURITY DATE         RATE
         -------------------------------------------------------------

              $ 10,000,000              August 2000           6.25%
                10,000,000              October 2000          6.00
                10,000,000              April 2001            7.55
                15,000,000              January 2005          8.85
                20,000,000              June 2005             6.92

                American Freightways Corporation and Subsidiary

3. LONG-TERM DEBT (CONTINUED)

All notes have fixed interest rates, payable quarterly. These note agreements contain covenants which limit, among other things, loans, indebtedness, investments and dividend payments, and require the Company to meet certain financial tests.

Annual maturities on long-term debt, excluding capitalized lease obligations, are $8,178,000 in 1996, $11,463,000 in 1997, $11,495,000 in 1998, $11,539,000 in
1999, $106,835,000 in 2000 and $47,907,000 thereafter.

Interest costs of $1,478,000, $1,002,000 and $1,568,000 in 1995, 1994, and 1993,
respectively, were capitalized as part of the acquisition cost of certain property and equipment.

In 1994, the Company paid a note prior to its maturity date and incurred a prepayment charge of $540,000 which has been classified as an extraordinary charge in the 1994 statement of income, net of the related income tax benefit of $205,000.

4. FEDERAL AND STATE INCOME TAXES

Significant components of the Company's deferred tax liabilities and assets as of December 31, 1995 and 1994, respectively, are as follows:

                                                            1995       1994
                                                         ---------------------
                                                             (thousands)
Noncurrent deferred tax liabilities:
   Tax over book depreciation                             $49,490    $31,361
Alternative minimum tax credit carryover                   (8,915)    (2,414)
                                                         ---------------------
Net noncurrent deferred tax liabilities                   $40,575    $28,947
                                                         =====================

Current deferred tax assets:
   Accrued expenses not deductible until paid             $ 8,802    $ 5,346
   Allowance for doubtful accounts                            224        154
   Revenue recognition differences                             88        241
                                                         ---------------------
Total current deferred tax assets                           9,114      5,741


Current deferred tax liabilities:
   Prepaid expenses                                          (670)    (1,077)
                                                         ---------------------
Net current deferred tax assets                           $ 8,444    $ 4,664
                                                         =====================

                American Freightways Corporation and Subsidiary

4. FEDERAL AND STATE INCOME TAXES (CONTINUED)

The reconciliation between the effective income tax rate and the statutory federal income tax rate is presented in the following table:

                                                               1995       1994      1993
                                                           ---------------------------------
                                                                      (thousands)
Income tax at the statutory federal rate of 35%             $  7,458   $ 15,261   $  9,446
Federal income tax effects of:
   Retroactive tax rate change effect on deferred taxes            -          -        270
   State income taxes                                           (336)      (613)      (334)
   Nondeductible expenses                                        295        214         90
   Lower rates on taxable income below $15,000,000              (150)      (100)       (80)
   Other                                                           -         58       (108)
                                                           ---------------------------------
Federal income taxes                                           7,267     14,820      9,284
State income taxes                                               959      1,751        954
                                                           ---------------------------------
                                                            $  8,226   $ 16,571   $ 10,238
                                                           =================================
Effective income tax rate                                       38.6%      38.0%      37.9%
                                                           =================================

The Company has alternative minimum tax credit carryovers of approximately $8,915,000 which have reduced the deferred tax liability. These credits carry over indefinitely.

Tax benefits of stock option and purchase plans recorded as paid-in capital and which did not reduce income tax expense amounted to $1,731,000, $1,086,000 and $826,000 in 1995, 1994 and 1993, respectively.

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS

STOCK PURCHASE PLAN

The Company maintains a stock purchase plan covering substantially all employees of the Company. A total of 320,699 shares of common stock remain reserved for issuance under this plan at December 31, 1995. An eligible employee can purchase shares having a fair market value on the date of grant of up to a maximum of the greater of $1,200 or the fair market value of 200 shares. The price per share is 85% of the lower of the fair market value at the date of grant or the date of exercise, which is one year from the date of grant.

                American Freightways Corporation and Subsidiary

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS (CONTINUED)

Shares have been issued during 1993, 1994 and 1995 as follows:

                                                NUMBER OF       PER SHARE
                ISSUE DATE                    SHARES ISSUED   EXERCISE PRICE
------------------------------------------------------------------------------

May 1, 1993                                       53,734          $ 9.56
November 1, 1993                                  63,328            9.46
April 30, 1994                                    91,199           12.75
October 31, 1994                                  55,795           16.58
April 30, 1995                                    59,093           16.15
October 31, 1995                                  74,014           10.84

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

During 1993, the Company adopted the 1993 Stock Option Plan (the "Employee Plan"), the Chairman Stock Option Plan, and the Nonemployee Director Stock Option Plan. The Employee Plan is a successor to a nonstatutory stock option plan adopted in February 1989. The Employee Plan provides for the issuance of qualified or nonqualified options to purchase common stock of the Company, and the awarding of stock appreciation rights payable in shares or cash. The stock appreciation rights issued in 1993 are payable only in cash. No option or right may be issued for less than the fair market value of the stock on the date of grant. The options and rights vest over a five year period from the date of grant and will expire if not exercised after ten years from the date of grant.

Collective activity within the plans is summarized as follows:

                                      STOCK          SHARES
                                   APPRECIATION      UNDER
                                      RIGHTS         OPTION       PRICE RANGE
                                  ----------------------------------------------

Outstanding at January 1, 1993              -      1,273,350     $3.00 -$10.75
 Granted                              198,900        705,300     12.81 - 19.88
 Exercised                                  -       (218,320)     3.00 - 10.75
 Canceled                              (3,600)       (50,470)     3.00 - 13.06
                                  ----------------------------------------------
Outstanding at December 31, 1993      195,300      1,709,860      3.00 - 19.88
 Granted                                    -        154,500     17.88 - 22.13
 Exercised                            (10,690)      (201,600)     3.00 - 13.06
 Canceled                              (9,490)       (29,020)     3.00 - 17.88
                                  ----------------------------------------------
Outstanding at December 31, 1994      175,120      1,633,740      3.00 - 22.13
 Granted                                    -        231,950     14.81 - 21.38
 Exercised                            (21,800)      (290,990)     3.00 - 17.88
 Canceled                             (15,030)       (76,920)     3.00 - 21.38
                                  ----------------------------------------------
Outstanding at December 31, 1995      138,290      1,497,780     $3.00 -$22.13
                                  ==============================================

                American Freightways Corporation and Subsidiary

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS (CONTINUED)

The number of shares of common stock reserved for granting future options under these plans was 2,017,790, 2,172,820 and 2,644,090, at December 31, 1995, 1994,
and 1993, respectively. At December 31, 1995, options were exercisable to purchase 551,590 shares.

The Company recorded a benefit related to the change in value of stock appreciation rights of $243,000 in 1995 and expense of $256,000 in 1994 and $244,000 in 1993.

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

The Company's contributions to the plan totaled $6,436,000, $4,254,000 and $2,979,000 for 1995, 1994 and 1993, respectively.

6. LEASES AND COMMITMENTS

Rent expense, exclusive of amounts related to purchased transportation, totaled approximately $22,119,000 for 1995, $18,576,000 for 1994 and $11,296,000 for
1993.

The future minimum rental commitments under noncancelable operating leases having initial or remaining terms in excess of one year as of December 31, 1995 are as follows:

                                                          REVENUE       OTHER
                                 TOTAL     STRUCTURES    EQUIPMENT    EQUIPMENT
                              -------------------------------------------------
                                                  (thousands)
1996                            $22,319      $3,890       $ 2,380      $16,049
1997                             16,010       1,957         2,597       11,456
1998                              5,723       1,159         2,597        1,967
1999                              3,638         820         2,596          222
2000                              3,005         409         2,596            -
Thereafter                        4,110       1,075         3,035            -
                              -------------------------------------------------
                                $54,805      $9,310       $15,801      $29,694
                              =================================================

                American Freightways Corporation and Subsidiary

6. LEASES AND COMMITMENTS (CONTINUED)

Certain leases have renewal options for periods from one to five years at the fair rental value of the related property at renewal.

The future minimum lease payments under capitalized leases consist of the following at December 31, 1995 (thousands):

    1996                                                         $ 217
    Amount representing interest                                     3
                                                               ---------
    Present value of minimum lease payments included
     in long-term debt (Note 3)                                  $ 214
                                                               =========

Capitalized leases are included in property and equipment as follows:

                                                    1995      1994
                                                 --------------------
                                                    (thousands)
       Revenue equipment                          $ 4,136   $ 4,136
       Service, office and other equipment             23        23
       Less accumulated amortization               (1,742)   (1,456)
                                                 --------------------
                                                  $ 2,417   $ 2,703
                                                 ====================

Lease amortization is included in depreciation expense.

Certain of the lease agreements contain fixed price purchase options. The lease agreements require the lessee to pay property taxes, maintenance and operating expenses.

Commitments for land, terminals and revenue equipment (including the cost to complete construction in progress) aggregated approximately $33,462,000 at December 31, 1995.

7. COMMON STOCK

In 1994, the Company completed a public offering of 2,125,000 shares (including over-allotment option) of common stock at $18.25 per share. The net proceeds to the Company were $36,651,000.

                American Freightways Corporation and Subsidiary

8. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994:

                                                         THREE MONTHS ENDED
                                          MARCH 31    JUNE 30   SEPTEMBER 30  DECEMBER 31
                                        --------------------------------------------------
                                          (thousands, except per share data)
1995
Operating revenue                        $ 132,533   $ 141,969   $  149,392    $  148,206
Operating expenses and costs               120,277     126,445      142,946       151,669
Net income (loss)                            6,278       8,148        2,444        (3,787)
Net income (loss) per share                   $.20        $.26         $.08         $(.12)
Average shares outstanding                  31,376      31,426       31,398        30,895

1994
Operating revenue                         $ 99,272   $ 123,656   $  124,134    $  118,525
Operating expenses and costs                91,677     106,576      110,256       107,378
Income before extraordinary
 charge                                      3,933       9,486        7,774         5,838
Net income                                   3,933       9,486        7,439         5,838
Income per share before
 extraordinary charge                         $.14        $.32         $.25          $.19
Net income per share                          $.14        $.32         $.24          $.19
Average shares outstanding                  28,881      29,906       31,342        31,302

9. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents - the carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

Bond funds - the Company's debt service reserve fund is invested in money market funds and the carrying amount reported in the balance sheet for bond funds approximates fair value.

                American Freightways Corporation and Subsidiary

9. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

Long-term debt - the fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows (in thousands):

                                   CARRYING AMOUNT  FAIR VALUE
                                 -------------------------------
      1995
      Cash and cash equivalents        $  2,642       $  2,642
      Bond funds                            901            901
      Long-term debt                    197,631        201,763

      1994
      Cash and cash equivalents        $  3,999       $  3,999
      Bond funds                            888            888
      Long-term debt                    111,181        112,995

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
American Freightways Corporation

We have audited the accompanying consolidated balance sheets of American Freightways Corporation and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Freightways Corporation and subsidiary at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



Ernst and Young LLP

Little Rock, Arkansas
January 18, 1996