Form 10-K, Exhibit 13
period 1996-12-31
AMERICAN FREIGHTWAYS CORP
filed 1997-03-07
CIK 846729

                                  Exhibit 13

                         Annual Report to Shareholders


Management's Discussion and Analysis
of Financial Condition and Results of Operations
------------------------------------------------

The following table sets forth, for the years indicated, the percentages of operating expenses and other items to operating revenue:

                                          1996    1995    1994
----------------------------------------------------------------
Operating revenue                        100.0%  100.0%  100.0%
Operating expenses and costs:
   Salaries, wages and benefits           60.9    58.6    53.1
   Operating supplies and expenses         8.2     6.8     6.6
   Operating taxes and licenses            4.4     4.3     4.1
   Insurance                               3.7     3.8     3.3
   Communications and utilities            1.8     1.9     1.9
   Depreciation and amortization           6.4     6.5     6.0
   Rents and purchased transportation      6.3     8.1     9.8
   Other                                   4.6     4.6     4.5
----------------------------------------------------------------
      Total operating expenses            96.3    94.6    89.3
----------------------------------------------------------------
Operating income                           3.7     5.4    10.7
Interest expense                           2.0     1.8     1.5
Other income, net                          0.1     0.1     0.2
----------------------------------------------------------------
Income before taxes                        1.8     3.7     9.4
Income taxes                               0.7     1.4     3.6
----------------------------------------------------------------
Income before extraordinary item           1.1     2.3     5.8
----------------------------------------------------------------

Results of Operations

1996 Compared to 1995

Revenue
Operating revenue for 1996 was $729,042,000, up 27.4%, compared to $572,100,000 for 1995. This increase in operating revenue was due primarily to a 22.8% increase in tonnage handled by the Company from new and existing customers.

The increase in tonnage handled by the Company was primarily a result of the following:

 .      The Company continued to increase its market penetration into existing service territories, particularly those geographic areas added during 1995.

 .      The increase in intrastate tonnage following the deregulation of intrastate commerce effective January 1, 1995.

 .      On January 1, 1996, the Company expanded its all-points coverage to the states of Delaware, Maryland, Virginia and West Virginia with the opening of twelve new Customer Centers.

 .      On June 3, 1996, the Company expanded its all-points coverage to 26 states with the addition of Minnesota. Five new Customer Centers were opened to complement the two Customer Centers already operating in that state.

A 3.8% increase in revenue per hundred weight also contributed to the increase in operating revenue. The majority of the increase in revenue per hundred weight was experienced during the last half of 1996. During the last half of 1996, pricing stabilized due to increased overall demand for LTL services. This increased demand helped to absorb much of the excess capacity that existed in
the industry during 1995 and the first half of 1996.   In addition, the Company
initiated a fuel surcharge beginning September 16, 1996 to help cover the increased costs of fuel. This surcharge is tied to the Department of Energy's National Diesel Fuel Index and was 1.6% for LTL shipments as of December 31,
1996.   Other factors influencing revenue per hundred weight were:

 .      A general rate increase of approximately 5.75% effective January 1, 1996.
       General rate increases initially affect approximately 45% of the Company's customers. The remaining customers' rates are determined by contracts and guarantees and are negotiated throughout the year.

 .      The Company's average length of haul increased 1.2%, to 595 miles, in the
       12 months ended December 31, 1996 as compared to the 12 months ended December 31, 1995. The increase in average length of haul was primarily a result of the Company's expanded service territory.

 .      The percentage of the Company's total revenue that was derived from truckload shipments (greater than 10,000 pounds) declined to 6.7% in 1996 as compared to 7.8% in 1995.

Management expects that growth in operating revenue is sustainable in the near term. The Company's planned expansions of service territory during 1997 are less aggressive than those initiated in recent years. The primary focus for growth in operating revenue in the near-term will be further penetration of existing markets. As a result, any near-term percentage growth in operating revenue will likely be less than that experienced in recent years. The foregoing statement concerning the sustainability of revenue growth is subject to a number of factors, including LTL industry capacity, increased tonnage and general economic conditions.

Operating Expenses

Operating expenses as a percentage of operating revenue increased to 96.3% in 1996 from 94.6% in 1995. This overall increase was primarily attributable to:

 .      Salaries, wages and benefits as a percentage of operating revenue increased to 60.9% in 1996 from 58.6% in 1995. The increase in salaries, wages and benefits as a percentage of operating revenue was primarily a result of the following factors. First, the Company invested in additional people in order to improve on-time service. The timing of freight flows was interrupted in the second half of 1995 due to a large geographic expansion and a softening of general economic conditions. As a result, on-time service fell below the traditionally high levels established by the Company. The first half of 1996 was largely devoted to restoring on-time service. With on-time service reestablished at or near historical levels, the second half of 1996 was focused on improved asset utilization and cost reduction. Specifically, the Company reconfigured its line- haul operations and increased the flexibility of its workforce. While these changes were being implemented, there were some costs which overlapped during the second half of 1996 while associates learned new responsibilities. The second factor contributing to this increase was the continuation of the Company's philosophy of sharing its success with its associates through increased wages and enhanced benefits packages. On March 3, 1996, the Company increased the wages of its drivers, dockmen and clerical associates by approximately 3.0%. A third factor was the conversion of five Customer Centers from contractor-operated to Company-operated facilities during the first half of 1996. Given the operational improvements initiated during the last half of 1996, management does not expect salaries, wages and benefits as a percentage of operating revenue to continue in an upward trend. These expenses, as they relate to operating revenue, are expected to stabilize or gradually improve. However, a portion of salaries, wages and benefits are subject to factors beyond the control of management, such as inflation and general economic conditions.

 .      Operating supplies and expenses as a percentage of operating revenue increased to 8.2% in 1996 from 6.8% in 1995. This increase primarily reflects the impact of higher fuel prices. Management believes the fuel surcharge implemented September 16, 1996, offset most of the impact of higher fuel prices from that time forward. However, during the period from February 1997 through August 1997, management estimates higher fuel costs resulted in lower earnings of $0.08 per share. Management cannot accurately predict fuel prices. However, given foreseeable market conditions, management does believe that increased fuel expenses due to higher fuel prices can be largely offset by the continuation of a fuel surcharge.

These increases in operating expenses as a percentage of operating revenue were partially offset by improvements in the following area:

 .      Rents and purchased transportation as a percentage of operating revenue improved to 6.3% in 1996 from 8.1% in 1995. This improvement was primarily due to the Company's philosophy of utilizing Company-operated Customer Centers rather than contractor-operated Customer Centers in expansions of service territory. In addition, five Customer Centers were converted from contractor-operated to Company-operated centers during 1996.

Other

Interest expense as a percentage of operating revenue increased to 2.0% in 1996 from 1.8% in 1995. This increase was primarily attributable to increased borrowings incurred by the Company to finance the expansion of service territory and support growth in operating revenue.

The effective tax rate of the Company was 38.6% for 1996, the same as in 1995. Net income for 1996 was $7,856,000, down 40.0%, from $13,083,000 for 1995.


1995 Compared to 1994

Revenue

Operating revenue for 1995 was $572,100,000, up 22.9%, compared to $465,588,000 for 1994. This increase in operating revenue was due almost entirely to a 22.5% increase in tonnage handled by the Company. Revenue per hundred weight was basically unchanged in 1995 from 1994 despite the Company effecting a rate increase of approximately 3.5% on January 1, 1995. This was primarily due to aggressive, discounted pricing as a result of excess capacity within the less-than-truckload industry. This excess capacity existed largely as a result of overall economic conditions during 1995. In order to utilize its excess capacity and better position the Company for the long-term, the Company elected to accelerate the pace of expansion of its service territory. The following expansions of service territory were initiated by the Company during 1995:

 .      On January 1, 1995, the Company expanded its all-points coverage to the states of North Carolina and South Carolina with the opening of thirteen new Customer Centers.

 .      On April 17, 1995, the Company expanded its service territory with the addition of facilities in: Colorado Springs, Denver, Fort Collins and Pueblo, CO; Des Moines, IA; Minneapolis/St. Paul, MN; Omaha, NE; Madison and Milwaukee, WI.

 .      On July 10, 1995, the Company expanded its all-points coverage to the states of Colorado, Iowa, Nebraska and Wisconsin with the opening of twelve new Customer Centers.

 .      On August 14, 1995, the Company provided all-points coverage to the state of Florida with the opening of seven new Customer Centers and added one additional Customer Center in the state of Georgia.

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

Operating Expenses

Operating expenses as a percentage of operating revenue increased to 94.6% in 1995 from 89.3% in 1994. This overall increase was primarily attributable to:

 .      Salaries, wages and benefits as a percentage of operating revenue increased to 58.6% in 1995 from 53.1% in 1994. The increase in salaries, wages and benefits as a percentage of operating revenue was primarily a result of three factors. First, the utilization of Company-operated Customer Centers, rather than contractor-operated Customer Centers, in expansions of service territory contributed to this increase. Second, the continuation of the Company's philosophy of sharing its success with its associates through increased wages and enhanced benefits packages contributed to this increase. On March 6, 1995, the Company increased the wages of its drivers, dockmen and clerical associates by approximately 5.5%. The third factor was the accelerated expansion of service territory during 1995. Within the expansion territories, wages and benefits were disproportionately high in relation to operating revenue as new associates were added to establish an operating base.

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

These increases in operating expenses as a percentage of operating revenue were partially offset by improvements in the following area:

 .      Rents and purchased transportation as a percentage of operating revenue improved to 8.1% in 1995 from 9.8% in 1994. This improvement was primarily due to the Company's philosophy of utilizing Company-operated Customer Centers rather than contractor-operated Customer Centers in expansions of service territory. In addition, this improvement was partially due to the decreased usage of rented equipment in favor of Company-owned equipment.

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

Liquidity and Capital Resources

The continued growth in operating revenue and the expansion of service territory during 1996 required significant capital resources.

Capital requirements during 1996 consisted primarily of $104,752,000 of investing activities. The Company invested $107,383,000 in capital expenditures during 1996 comprised of $43,396,000 in additional revenue equipment, $46,639,000 in new Customer Center facilities or the expansion of existing Customer Center facilities and $17,348,000 in other equipment. Management expects improvements in asset utilization as a result of the operational changes implemented during the last half of 1996. Therefore, management does not expect a similar amount of capital expenditures for revenue equipment will be required in 1997. However, similar amounts of capital expenditures are expected for Customer Centers in order to provide adequate facilities to handle growth in existing markets. The actual amount of capital expenditures required in 1997 will be dependent on the growth rate of the Company and the timing and size of any future expansions of service territories. At December 31, 1996, the Company had commitments for land, Customer Centers, revenue and other equipment of approximately $12,190,000.

The Company provided for its capital resource requirements in 1996 with cash from operations and financing activities. Cash from operations totaled $63,252,000 in 1996 compared to $45,676,000 in 1995. Financing activities augmented cash flow by $43,252,000 in 1996, utilizing two primary sources of financing; the revolving line of credit and the Master Shelf facility.

 .      The Company experiences periodic cash flow fluctuations common to the industry. Cash outflows are heaviest during the first part of any given year while cash inflows are normally weighted towards the last two quarters of the year. To smooth these fluctuations and to provide flexibility to fund future growth, the Company utilizes a variable-rate, unsecured revolving line of credit. This facility is provided by NationsBank of Texas, N.A. (agent), Texas Commerce Bank, N.A., Wachovia Bank of Georgia, N.A., ABN-AMRO Bank N.V., The First National Bank of Chicago and Credit Lyonnais. Effective May 31, 1996, the limit of this line of credit facility was increased to $175,000,000 from $125,000,000. During 1996, the Company utilized this facility to provide $24,000,000 of net financing, bringing outstanding borrowings under the facility to $118,000,000 and leaving $57,000,000 available for borrowing. The Company also maintains a short-term, unsecured revolving line of credit with NationsBank of Texas, N.A. Effective May 31, 1996, the limit of this short-term facility was increased to $10,000,000 from $7,500,000. At December 31, 1996, $10,000,000 was available for borrowing. In addition, the Company maintains a $10,000,000 line of credit with NationsBank, N.A. to obtain letters of credit required for its self-insurance program. At December 31, 1996, the Company had obtained letters of credit totaling $5,076,000 for this purpose.

 .      To assist in financing longer-lived assets, the Company has an uncommitted Master Shelf Agreement with the Prudential Insurance Company of America which provides for the issuance of up to $90,000,000 in medium to long-term unsecured notes at an interest rate calculated at issuance. On May 1, 1996, the Company utilized this agreement to issue a $25,000,000 note at 7.51% with a ten year maturity. The proceeds of these notes were used primarily to repay borrowings from the revolving line of credit or to fund capital expenditures. With the issuance of these notes, the Company had fully utilized the existing capacity of this facility.

Management expects that the Company's existing working capital and its available lines of credit are sufficient to meet the Company's commitments as of December 31, 1996, and to fund current operating and capital needs. However, if additional financing is required, management believes it will be available.

The Company utilizes off-balance sheet financing in the form of operating leases, when appropriate and suitable, to finance computer equipment, Customer Center facilities and revenue equipment. At December 31, 1996, future rental commitments on operating leases were $48,449,000.

Environmental

At December 31, 1996, the Company had no outstanding inquiries with any state or federal environmental agency.

Inflation

With the exception of fuel prices, the effect of inflation on the operating results of the Company was minimal during 1996. Management estimates that higher fuel prices resulted in lower earnings of $0.08 per share prior to the implementation of a fuel surcharge on September 16, 1996. Most of the Company's expenses are sensitive to inflation as increases in inflation generally result in increased costs.

Seasonality

In the trucking industry, results of operations generally show a seasonal pattern because customers reduce shipments during winter months. In addition, the Company's operating expenses as a percentage of operating revenues have historically been higher during the winter.

Recent Events

On January 1, 1997, the Company effected a general rate increase of approximately 5.9%. This rate increase initially affected approximately 45% of its customers. Rates for other customers are covered by contracts and guarantees and are negotiated throughout the year.

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
American Freightways Corporation

We have audited the accompanying consolidated balance sheets of American Freightways Corporation and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Freightways Corporation and subsidiary at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


Little Rock, Arkansas
January 23, 1997

                American Freightways Corporation and Subsidiary

                          Consolidated Balance Sheets

                     (In Thousands, Except Per Share Data)


                                               DECEMBER 31
                                             1996        1995
                                        -----------------------
ASSETS
Current assets:
 Cash and cash equivalents (Note 9)       $   4,394   $   2,642
 Trade receivables, less allowance for
  doubtful accounts (1996--$1,378;
  1995--$845)                                66,673      54,119
 Operating supplies and inventories           2,493       2,136
 Prepaid expenses                             4,648       5,504
 Deferred income taxes (Note 4)              10,649       8,444
 Income taxes receivable                      3,097       4,368
                                        -----------------------
Total current assets                         91,954      77,213

Property and equipment (Notes 3 and 6):
 Land and structures                        148,360      97,303
 Revenue equipment                          371,712     322,748
 Service, office and other equipment         96,357      66,012
 Land improvements                            2,342       1,650
 Construction in progress                    16,020      42,876
 Accumulated depreciation and
  amortization                             (179,193)   (132,887)
                                        -----------------------

                                            455,598     397,702

Other assets:
 Bond funds (Notes 3 and 9)                     922         901
 Other                                        1,401       1,946
                                        -----------------------

                                              2,323       2,847
                                        -----------------------
                                          $ 549,875   $ 477,762
                                        =======================




                                              DECEMBER 31
                                            1996       1995
                                        ----------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Trade accounts payable                    $  9,425   $ 10,532
 Accrued expenses (Note 2)                   45,278     33,590
 Current portion of long-term debt           11,463      8,392
                                        ----------------------
Total current liabilities                    66,166     52,514


Long-term debt, less current portion        226,776    189,239
 (Notes 3 and 9)


Deferred income taxes (Note 4)               50,635     40,575

Shareholders' equity (Notes 3, 5 and 7):
 Common stock, par value $.01 per
  share; authorized 250,000 shares;
  issued and outstanding 31,242 shares
  in 1996 and 30,931 in 1995                    312        309
 Additional paid-in capital                 101,519     98,514
 Retained earnings                          104,467     96,611
                                        ----------------------
                                            206,298    195,434

Commitments (Note 6)

                                        ----------------------
                                           $549,875   $477,762
                                        ======================

See accompanying notes.

                American Freightways Corporation and Subsidiary

                       Consolidated Statements of Income

                     (In Thousands Except Per Share Data)


                                                YEAR ENDED DECEMBER 31
                                             1996        1995        1994
                                        -----------------------------------
Operating revenue                          $729,042    $572,100    $465,588

Operating expenses and costs:
 Salaries, wages and benefits               444,041     335,167     247,049
 Operating supplies and expenses             59,640      38,667      30,710
 Operating taxes and licenses                31,827      24,434      19,251
 Insurance                                   27,113      21,595      15,360
 Communications and utilities                12,840      11,040       9,117
 Depreciation and amortization               46,918      37,560      27,888
 Rents and purchased transportation          45,826      46,405      45,633
 Other                                       33,728      26,469      20,880
                                        -----------------------------------
                                            701,933     541,337     415,888
                                        -----------------------------------
Operating income                             27,109      30,763      49,700

Other income (expense):
 Interest expense                           (14,708)    (10,198)     (6,832)
 Interest income                                137         146         195
 Gain on disposal of assets                      90         329         292
 Other, net                                     166         269         247
                                        -----------------------------------
                                            (14,315)     (9,454)     (6,098)
                                        -----------------------------------
Income before income taxes and
 extraordinary charge                        12,794      21,309      43,602

Federal and state income taxes (Note 4):
 Current (credit)                            (3,093)       (422)      7,071
 Deferred                                     8,031       8,648       9,500
                                        -----------------------------------
                                              4,938       8,226      16,571
                                        -----------------------------------
Income before extraordinary charge            7,856      13,083      27,031
Extraordinary charge for early
 retirement of debt, net of tax benefit
 of $205 (Note 3)                                 -           -        (335)
                                        -----------------------------------
Net income                                 $  7,856    $ 13,083    $ 26,696
                                        ===================================
Per share (Note 1):
 Income before extraordinary charge           $0.25       $0.42       $0.89
 Extraordinary charge                             -           -       (0.01)
                                        -----------------------------------
 Net income                                   $0.25       $0.42       $0.88
                                        ===================================

Average shares outstanding (Note 1)          31,266      31,334      30,357
                                        ===================================

See accompanying notes.

                American Freightways Corporation and Subsidiary

                Consolidated Statements of Shareholders' Equity

                                      COMMON STOCK
                                  -------------------   ADDITIONAL
                                               PAR       PAID-IN       RETAINED
                                    SHARES    VALUE      CAPITAL       EARNINGS       TOTAL
                                  --------------------------------------------------------------
                                                         (In Thousands)

Balances at January 1, 1994         28,023    $ 280      $ 52,348        $ 56,832    $ 109,460
 Sale of stock (Note 7)              2,125       21        36,630               -       36,651
 Stock option and purchase plans       348        4         4,369               -        4,373
 Net income                              -        -             -          26,696       26,696
                                  --------------------------------------------------------------
Balances at December 31, 1994       30,496      305        93,347          83,528      177,180
 Stock option and purchase plans       435        4         5,167               -        5,171
 Net income                              -        -             -          13,083       13,083
                                  --------------------------------------------------------------
Balances at December 31, 1995       30,931      309        98,514          96,611      195,434
 Stock option and purchase plans       311        3         3,005               -        3,008
 Net income                              -        -             -           7,856        7,856
                                  --------------------------------------------------------------
Balances at December 31, 1996       31,242    $ 312      $101,519        $104,467    $ 206,298
                                  ==============================================================

See accompanying notes.

                American Freightways Corporation and Subsidiary

                     Consolidated Statements of Cash Flows


                                                YEAR ENDED DECEMBER 31
                                             1996        1995        1994
                                        -----------------------------------
                                                   (In Thousands)

OPERATING ACTIVITIES
Cash received from customers              $ 714,932   $ 557,139   $ 454,308
Cash paid to suppliers and employees       (641,956)   (498,454)   (377,424)
Interest received                               137         146         195
Interest paid                               (14,413)     (9,907)     (7,152)
Income taxes received (paid)                  4,552      (3,248)     (4,426)
                                        -----------------------------------
Net cash provided by operating               63,252      45,676      65,501
 activities

INVESTING ACTIVITIES
Proceeds from sales of equipment              2,631       1,029         945
Capital expenditures                       (107,383)   (137,952)   (116,272)
                                        -----------------------------------
Net cash used by investing activities      (104,752)   (136,923)   (115,327)

FINANCING ACTIVITIES
Proceeds from notes payable and
 long-term borrowings                        78,000     117,640      74,500

Principal payments on long-term debt        (37,392)    (31,190)    (60,856)
Proceeds from issuance of common stock        2,644       3,440      39,938
                                        -----------------------------------
Net cash provided by financing
 activities                                  43,252      89,890      53,582
                                        -----------------------------------
Net increase (decrease) in cash and
 cash equivalents                             1,752      (1,357)      3,756

Cash and cash equivalents at beginning
 of year                                      2,642       3,999         243
                                        -----------------------------------
Cash and cash equivalents at end of year  $   4,394   $   2,642   $   3,999
                                        ===================================

                American Freightways Corporation and Subsidiary



                                              YEAR ENDED DECEMBER 31
                                            1996       1995       1994
                                        --------------------------------
                                                  (In Thousands)


RECONCILIATION OF NET INCOME TO NET
 CASH PROVIDED BY OPERATING ACTIVITIES:
Net income                                $  7,856   $ 13,083   $ 26,696
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
  Depreciation                              46,811     37,443     27,805
  Amortization                                 107        117         83
  Provision for losses on accounts
   receivable                                1,721        929      1,126
  Current tax effect of exercise of
   stock options                               188        931      1,086
  Gain on sale of equipment                    (90)      (329)      (292)
  Casualty loss on destroyed equipment         135
  Deferred income taxes                      8,031      8,648      9,500
  Changes in operating assets and
   liabilities:
   Trade accounts receivable               (14,275)   (15,230)   (11,521)
   Operating supplies and inventories         (357)      (617)      (664)
   Prepaid expenses                            856     (1,257)      (986)
   Federal and state income taxes            1,271     (4,601)     1,353
   Other assets                                417        244        100
   Trade accounts payable                   (1,107)    (2,826)     3,534
   Accrued expenses                         11,688      9,141      7,681
                                        --------------------------------
Total adjustments                           55,396     32,593     38,805
                                        --------------------------------
Net cash provided by operating
 activities                               $ 63,252   $ 45,676   $ 65,501
                                        ================================

See accompanying notes.

                American Freightways Corporation and Subsidiary

                   Notes to Consolidated Financial Statements

                               December 31, 1996


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of American Freightways Corporation and its subsidiary (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

BUSINESS

The Company primarily operates as a regional and an interregional, scheduled, for hire, less-than-truckload motor carrier, serving all points in 26 contiguous states from a network of 203 Customer Centers. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, credit losses have not been significant.

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

INSURANCE

As of December 31, 1996, the Company was self-insured up to specified limits for the following types of claims:

Workers' compensation:

 All states of operation (with the
  exception of Colorado, Delaware,
  Indiana, Iowa, Maryland, Minnesota,
  Nebraska, North Dakota, Texas, West
  Virginia and Wisconsin)                   $500,000
 State of Wisconsin                       FULLY INSURED

In the states of Colorado, Delaware, Indiana, Iowa, Maryland, Minnesota, Nebraska and Texas, workers' compensation claims are insured under a $500,000 deductible plan. In the states of North Dakota and West Virginia, workers' compensation claims are insured under the mandatory State Plan as private plans are not permitted. Wisconsin law does not allow deductible plans and those claims are fully insured.

All other types of claims are self-insured with a retention limit of $500,000 per occurrence.

INCOME TAXES

Deferred income taxes are accounted for under the liability method. Deferred income tax assets and liabilities reflect the effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

EARNINGS PER SHARE

Earnings per share is computed based on the weighted average number of shares outstanding during each year, adjusted to include common stock equivalents attributable to dilutive stock options.

                American Freightways Corporation and Subsidiary

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

STOCK-BASED COMPENSATION

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and accordingly, recognizes no compensation expense for the stock option grants.

IMPAIRMENT OF ASSETS

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", on January 1, 1996. Under SFAS No. 121, impairment losses are recognized when information indicates the carrying amount of long-lived assets, identifiable intangibles and goodwill related to those assets will not be recovered through future operations or sale. Impairment losses for assets to be held or used in operations will be based on the excess of the carrying amount of the asset over the asset's fair value. Assets held for disposal, except for discontinued operations, will be carried at the lower of carrying amount or fair value less cost to sell. SFAS No. 121 was applied prospectively from the date of adoption and the effect of adoption was not material.

RECLASSIFICATIONS

Certain amounts previously reported in 1995 and 1994 have been reclassified to conform with the 1996 presentation.


2. ACCRUED EXPENSES
                                            1996      1995
                                        --------------------
                                            (In Thousands)

Accrued salaries, wages and benefits       $21,581   $13,796
Taxes other than income                      1,689     2,363
Loss, injury, damage, health and
 workers' compensation claims reserves      20,514    16,320

Other                                        1,494     1,111
                                        --------------------
                                           $45,278   $33,590
                                        ====================

                American Freightways Corporation and Subsidiary


3. LONG-TERM DEBT


                                            1996        1995
                                          --------------------
                                            (In Thousands)

Bonds payable /(1)/                       $  7,020    $  7,310
Revolving credit agreements /(2)/          118,000      94,000
Mortgage notes /(3)/                           969       1,107
Capitalized lease obligations /(4)/              -         214
Unsecured senior notes /(5)/               112,250      95,000
                                          --------------------
                                           238,239     197,631
Less current portion                       (11,463)     (8,392)
                                       -----------------------
                                          $226,776    $189,239
                                       =======================

(1) Represents the Company's liability under a loan agreement with Arkansas Development Finance Authority, issuer of economic development revenue bonds to construct Customer Centers and a general office facility. The loan agreement provides that the Company will make payments sufficient to pay the principal and interest on the bonds. The bonds include a $1,030,000 term bond due in 1999 and a $5,990,000 term bond due in 2009. The bonds bear interest at fixed rates of 8.25% and 8.50%, respectively, and are collateralized by land and structures with a net book value of $8,086,000 at December 31, 1996. The loan agreement requires that certain bond service funds be maintained. As of December 31, 1996, there was $922,000 in a debt service reserve fund. Mandatory annual sinking fund redemption payments began in 1995.

(2) The revolving credit agreements at December 31, 1996, include an unsecured revolving credit agreement which provides for available borrowings of $175,000,000. Borrowings under this revolving credit agreement at December 31, 1996 totaled $118,000,000. The term of this agreement extends to April 1, 2001 (unless terminated or renewed). Interest is applied to outstanding borrowings at variable interest rates based on the London Interbank rate or the prime rate. The weighted average rate on outstanding borrowings at December 31, 1996 was 6.6%. The agreement contains covenants which limit, among other things, indebtedness, loans, investments and dividend payments, as well as require the Company to meet certain financial tests. The Company pays an annual commitment fee based on the unused commitment. At December 31, 1996, the commitment fee was 0.30%. As of December 31, 1996, the amount available for additional borrowing under this line of credit was $57,000,000.

                American Freightways Corporation and Subsidiary

3.   LONG-TERM DEBT (CONTINUED)

     The Company also has $10,000,000 of available borrowings at December 31, 1996, under a separate unsecured revolving credit agreement. The terms of this agreement provide for borrowings up to $10,000,000 at the prime rate of interest or at a rate of interest agreed upon at the time of any borrowings. No borrowings were outstanding at December 31, 1996 under this agreement. This agreement matures May 31, 1997, unless terminated or renewed.

     In addition, the Company maintains a $10,000,000 line of credit to fund letters of credit. At December 31, 1996, the Company had utilized this line of credit to obtain letters of credit totaling $5,076,000.

(3) Mortgage notes are due monthly or quarterly to November 2003 at an average interest rate of 8.44%. The notes are collateralized by land and structures with a net book value of $1,543,000 at December 31, 1996.

(4) Capitalized lease obligations consisted primarily of installment obligations for revenue equipment purchases.

(5) Includes an unsecured senior note for $25,000,000 payable in equal annual installments of $5,000,000 through November 2001. The note bears interest at a fixed rate of 8.91% payable semi-annually.

     Also includes six notes totaling $87,250,000; all issued under an unsecured and uncommitted $90,000,000 Master Shelf Agreement with the following characteristics:

            OUTSTANDING                                INTEREST
             PRINCIPAL         MATURITY DATE             RATE
            ---------------------------------------------------

            $ 9,250,000        August 2000               6.25%
              8,000,000        October 2000              6.00
             10,000,000        April 2001                7.55
             15,000,000        January 2005              8.85
             20,000,000        June 2005                 6.92
             25,000,000        May 2006                  7.51


   All notes have fixed interest rates, payable quarterly. These note agreements contain covenants which limit, among other things, loans, indebtedness, investments and dividend payments, and require the Company to meet certain financial tests.

                American Freightways Corporation and Subsidiary

3. LONG-TERM DEBT (CONTINUED)

Annual maturities on long-term debt are $11,463,000 in 1997, $11,495,000 in 1998, $11,539,000 in 1999, $12,835,000 in 2000, $132,546,000 in 2001, and
$58,361,000 thereafter.

Interest costs of $1,655,000, $1,478,000 and $1,002,000 in 1996, 1995, and 1994,
respectively, were capitalized as part of the acquisition cost of certain property and equipment.

In 1994, the Company paid a note prior to its maturity date and incurred a prepayment charge of $540,000 which has been classified as an extraordinary charge in the 1994 statement of income, net of the related income tax benefit of $205,000.

4. FEDERAL AND STATE INCOME TAXES

Significant components of the Company's deferred tax liabilities and assets as of December 31, 1996 and 1995, respectively, are as follows:


                                            1996       1995
                                        ---------------------
                                            (In Thousands)

Noncurrent deferred tax liabilities:
 Tax over book depreciation                $65,760    $49,490
 Alternative minimum tax credit             (8,988)    (8,915)
  carryover
 Federal and state loss carryovers          (6,137)         -
                                        ---------------------
Net noncurrent deferred tax liabilities    $50,635    $40,575
                                        =====================

Current deferred tax assets:
 Accrued expenses not deductible until     $10,514    $ 8,802
  paid
 Allowance for doubtful accounts               338        224
 Revenue recognition differences               270         88
                                        ---------------------
Total current deferred tax assets           11,122      9,114

Current deferred tax liabilities:
 Prepaid expenses                              473       (670)
                                        ---------------------
Net current deferred tax assets            $10,649    $ 8,444
                                        =====================

                American Freightways Corporation and Subsidiary

4. FEDERAL AND STATE INCOME TAXES (CONTINUED)

The reconciliation between the effective income tax rate and the statutory federal income tax rate is presented in the following table:

                                            1996      1995      1994
                                          ---------------------------
                                                 (In Thousands)

Income tax at the statutory federal
 rate of 35%                               $4,478    $7,458    $15,261
Federal income tax effects of:
 State income taxes                          (280)     (336)      (613)
 Nondeductible expenses                       340       295        214
 Effects of lower rates on taxable
  income below $15,000,000                   (400)     (150)      (100)

 Other                                          -         -         58
                                        ------------------------------
Federal income taxes                        4,138     7,267     14,820
State income taxes                            800       959      1,751
                                        ------------------------------
                                           $4,938    $8,226    $16,571
                                        ==============================
Effective income tax rate                    38.6%     38.6%      38.0%
                                        ==============================

The Company has a federal tax loss carryover of $15,424,000 and alternative minimum tax credit carryovers of approximately $8,988,000 which have reduced the deferred tax liability. The federal tax loss will expire at December 31, 2011 if not used to offset future taxable income. The alternative minimum tax credits carry over indefinitely.

Tax benefits of stock option and purchase plans recorded as paid-in capital and which did not reduce income tax expense amounted to $364,000, $1,731,000 and $1,086,000 in 1996, 1995 and 1994, respectively.

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS

STOCK PURCHASE PLAN

The Company maintains a stock purchase plan covering substantially all employees of the Company. A total of 275,987 shares of common stock remain reserved for issuance under this plan at December 31, 1996. An eligible employee can purchase shares having a fair market value on the date of grant of up to the greater of $1,200 or the fair market value of 200 shares. The price per share is 85% of the lower of the fair market value at the date of grant or the date of exercise, which is one year from the date of grant.

                American Freightways Corporation and Subsidiary

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS (CONTINUED)

Shares have been issued during 1994, 1995 and 1996 as follows:


                                    NUMBER OF            PER SHARE
    ISSUE DATE                    SHARES ISSUED        EXERCISE PRICE
---------------------------------------------------------------------
April 30, 1994                       91,199              $ 12.75
October 31, 1994                     55,795                16.58
April 30, 1995                       59,093                16.15
October 31, 1995                     74,014                10.84
April 30, 1996                       90,284                12.86
October 31, 1996                    100,622                 8.39


During 1996 employees enrolled for options to purchase 198,498 shares under the plan. In accordance with plan provisions, the shares must be purchased during 1997.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

The 1993 Stock Option Plan provides for the issuance of qualified or nonqualified options to purchase common stock of the Company, and the awarding of stock appreciation rights payable in shares or cash. The stock appreciation rights issued in 1993 are payable only in cash. No option or right may be issued for less than the fair market value of the stock on the date of grant. The options and rights vest over a five year period from the date of grant and will expire if not exercised after ten years from the date of grant. The Company also reserves shares for issuance under the Chairman Stock Option Plan and the Nonemployee Director Stock Option Plan.

                American Freightways Corporation and Subsidiary

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS (CONTINUED)

Collective activity within the plans is summarized as follows:


                                                             STOCK              SHARES                                 WEIGHTED
                                                         APPRECIATION           UNDER                                  AVERAGE
                                                            RIGHTS              OPTION          PRICE RANGE             PRICE
                                               -------------------------------------------------------------------------------------
Outstanding at January 1, 1994                                 195,300           1,709,860       $   3.00 - $19.88      $ 9.40

  Granted                                                            -             154,500          17.88 -  22.13       17.93

  Exercised                                                    (10,690)           (201,600)          3.00 -  13.06        6.59

  Canceled                                                      (9,490)            (29,020)          3.00 -  17.88       10.58
                                               -------------------------------------------------------------------------------------
Outstanding at December 31, 1994                               175,120           1,633,740           3.00 -  22.13       10.60

  Granted                                                            -             231,950          14.81 -  21.38       21.34

  Exercised                                                    (21,800)           (290,990)          3.00 -  17.88        6.68

  Canceled                                                     (15,030)            (76,920)          3.00 -  21.38       11.95
                                               -------------------------------------------------------------------------------------
Outstanding at December 31, 1995                               138,290           1,497,780           3.00 -  22.13       12.86

  Granted                                                            -             309,000          10.32 -  15.69       10.47

  Exercised                                                     (3,660)           (140,210)          4.25 -  13.07        6.46

  Canceled                                                     (11,580)           (100,800)          6.32 -  21.38       13.66
                                               -------------------------------------------------------------------------------------
Outstanding at December 31, 1996                               123,050           1,565,770       $   3.00 -  22.13      $12.93
                                               =====================================================================================

The following table summarizes information concerning currently outstanding and exercisable options:

                                                  OPTIONS OUTSTANDING                             OPTIONS EXERCISABLE
                           ---------------------------------------------------------    --------------------------------------
                                                       WEIGHTED
                                                       AVERAGE            WEIGHTED                             WEIGHTED
                                                         LIFE             AVERAGE                               AVERAGE
RANGE OF                       NUMBER                  REMAINING          EXERCISE         NUMBER              EXERCISE
EXERCISE PRICES              OUTSTANDING                (YEARS)            PRICE         EXERCISABLE            PRICE
------------------------------------------------------------------------------------------------------------------------------

$3-$5                          27,000                    2.3          $     3.00             21,000            $ 3.00
$5-$10                        266,560                    0.8                7.22            206,840              7.06
$10-$15                       915,590                    7.0               12.22            369,790             13.04
$15-$20                       153,330                    7.2               17.81             56,580             17.87
Greater than $20              203,290                    8.1               21.38             41,010             21.39
                            ------------------------------------                        -----------
Total                       1,565,770                    6.0                                695,220
                            ====================================                        ===========

                American Freightways Corporation and Subsidiary

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS (CONTINUED)

The number of shares of common stock reserved for granting future options under these plans was 1,686,770, 2,017,790 and 2,172,820, at December 31, 1996, 1995,
and 1994, respectively. At December 31, 1996, options were exercisable to purchase 695,220 shares.

The Company recorded a benefit related to the change in value of stock appreciation rights of $243,000 in 1995 and expense of $256,000 in 1994. No benefit or expense was recorded in 1996.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation cost. If the Company had elected to recognize compensation cost based on the fair value of options granted at grant date as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", net income and earnings per share would have been reduced to the pro forma amounts indicated in the table below:


(in thousands except per share amounts)    1996      1995
                                        -------------------

Net income - as reported                   $7,856   $13,083
Net income - pro forma                      6,799    12,079
Earnings per share - as reported             0.25      0.42
Earnings per share - pro forma               0.22      0.39


The pro forma effect on net income for 1996 and 1995 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

The fair value of each 1996 option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                     OPTION PLANS   PURCHASE PLAN
                                   ------------------------------

Expected dividend yield                         0%              0%
Expected stock price volatility              26.9%           30.6%
Risk-free interest rate                      5.42%           5.54%
Expected life of options                 4.4 YEARS          1 YEAR
Weighted average value per option            $3.29           $2.84


                American Freightways Corporation and Subsidiary

            Notes to Consolidated Financial Statements (continu


5. EMPLOYEE BENEFIT AND COMPENSATION PLANS (CONTINUED)

RETIREMENT PLAN

The Company maintains a profit sharing plan for the benefit of all eligible employees. The plan qualifies under Section 401(k) of the Internal Revenue Code thereby allowing eligible employees to make tax deferred contributions to the plan. The plan permits, at the discretion of the Board of Directors, elective and matching employer contributions. During 1996, the Company made elective contributions of 2 1/2% of each eligible participants' compensation, in addition to a 25% match of the first 6% of compensation contributed by participants.

The Company's contributions to the plan totaled $8,313,000, $6,436,000 and $4,254,000 for 1996, 1995 and 1994, respectively.

6. LEASES AND COMMITMENTS

Rent expense, exclusive of amounts related to purchased transportation, totaled approximately $23,677,000 for 1996, $22,119,000 for 1995 and $18,576,000 for
1994.

The future minimum rental commitments under noncancelable operating leases having initial or remaining terms in excess of one year as of December 31, 1996 are as follows:


                                         REVENUE          OTHER
               TOTAL    STRUCTURES      EQUIPMENT       EQUIPMENT
            -------------------------------------------------------
                                   (In Thousands)

1997           $19,814      $3,887        $ 2,597          $13,330
1998            10,451       2,018          2,596            5,837
1999             7,435       1,232          2,596            3,607
2000             6,477         662          2,596            3,219
2001             2,226         406          1,820
Thereafter       2,046         875          1,171
            ------------------------------------------------------
               $48,449      $9,080        $13,376          $25,993
            ======================================================

Certain leases have renewal options for periods from one to five years at the fair rental value of the related property at renewal.

All capital lease obligations outstanding at December 31, 1995 were paid during 1996.

                American Freightways Corporation and Subsidiary

            Notes to Consolidated Financial Statements (continu


6. LEASES AND COMMITMENTS (CONTINUED)

Capitalized leases were included in property and equipment at December 31, 1995 as follows:


                                            1995
                                       -------------
                                       (In Thousands)

Revenue equipment                            $ 4,136
Service, office and other equipment               23
Less accumulated amortization                 (1,742)
                                       -------------
                                             $ 2,417
                                       =============

Lease amortization is included in depreciation expense.

Certain of the lease agreements contained fixed price purchase options. The lease agreements require the lessee to pay property taxes, maintenance and operating expenses.

Commitments for land, Customer Centers and revenue equipment (including the cost to complete construction in progress) aggregated approximately $12,190,000 at December 31, 1996.

7. COMMON STOCK

In 1994, the Company completed a public offering of 2,125,000 shares (including over-allotment option) of common stock at $18.25 per share. The net proceeds to the Company were $36,651,000.

8. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1996 and 1995:


                                              THREE MONTHS ENDED
                                MARCH 31    JUNE 30   SEPTEMBER 30  DECEMBER 31
                              -------------------------------------------------
                                     (In Thousands, Except Per Share Data)

1996
Operating revenue                $166,160   $181,085      $192,497     $189,300
Operating expenses and costs      161,798    173,562       183,337      183,236
Net income                            602      2,702         3,123        1,429
Net income per share                  .02        .09           .10          .05
Average shares outstanding         31,165     31,338        31,285       31,268


                American Freightways Corporation and Subsidiary

8. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (CONTINUED


                                               THREE MONTHS ENDED
                                MARCH 31    JUNE 30   SEPTEMBER 30  DECEMBER 31
                              -------------------------------------------------
                                    (In Thousands, Except Per Share Data)

1995
Operating revenue                $132,533   $141,969      $149,392     $148,206
Operating expenses and costs      120,277    126,445       142,946      151,669
Net income (loss)                   6,278      8,148         2,444       (3,787)
Net income (loss) per share           .20        .26           .08         (.12)
Average shares outstanding         31,376     31,426        31,398       30,895


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

The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows (in thousands):


                                 CARRYING AMOUNT  FAIR VALUE
                                 ---------------------------

1996
Cash and cash equivalents           $  4,394       $  4,394
Bond funds                               922            922
Long-term debt                       238,239        242,567

1995
Cash and cash equivalents              2,642          2,642
Bond funds                               901            901
Long-term debt                       197,631        201,763
