Form 10-K405, Exhibit 13
period 1997-12-31
AMERICAN FREIGHTWAYS CORP
filed 1998-03-19
CIK 846729

                                  Exhibit 13
                         ANNUAL REPORT TO SHAREHOLDERS
                               DECEMBER 31, 1997


               Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

The following table sets forth, for the periods indicated, the percentages of operating expenses and other items to operating revenue:

                                         1997    1996    1995
                                        ------  ------  ------
Operating revenue                       100.0%  100.0%  100.0%

Operating expenses and costs
 Salaries, wages and benefits            60.8%   60.9%   58.6%
 Operating supplies and expenses          8.6%    8.2%    6.8%
 Operating taxes and licenses             4.1%    4.4%    4.3%
 Insurance                                3.0%    3.7%    3.8%
 Communications and utilities             1.6%    1.8%    1.9%
 Depreciation and amortization            6.0%    6.4%    6.5%
 Rents and purchased transportation       6.5%    6.3%    8.1%
 Other                                    4.2%    4.6%    4.6%
                                        -----   -----   -----
  Total operating expenses and costs     94.8%   96.3%   94.6%
                                        -----   -----   -----

Operating income                          5.2%    3.7%    5.4%
Interest expense                          1.9%    2.0%    1.8%
Other income, net                         0.1%    0.1%    0.1%
                                        -----   -----   -----

Income before income taxes                3.4%    1.8%    3.7%

Income taxes                              1.3%    0.7%    1.4%
                                        -----   -----   -----

Net income                                2.1%    1.1%    2.3%
                                        =====   =====   =====


RESULTS OF OPERATIONS
1997 COMPARED TO 1996

Operating Revenue
-----------------

Operating revenue for 1997 was $870,319,000, up 19.4%, compared to $729,042,000 for 1996. The growth in operating revenue was primarily the result of increased revenue per hundred weight and increased tonnage from new and existing customers.

Revenue per hundred weight for 1997 was up 6.8% from levels experienced in 1996. Factors contributing to the increase in revenue per hundred weight were:

 .  A general rate increase of approximately 5.9% effective January 1, 1997.
   General rate increases initially affect approximately 45% of the Company's customers. The remaining customers' rates are determined by contracts and guarantees and are negotiated throughout the year.

 . The Company initiated a fuel surcharge beginning September 16, 1996 to help recover the increased costs of fuel. This surcharge is tied to the Department of Energy's National Diesel Fuel Index and was 0.7% for LTL shipments as of December 31, 1997. The surcharge is designed to suspend at the time this national index moves below $1.15 per gallon. Effective January 7, 1998, the fuel surcharge was suspended.

 . The percentage of the Company's total revenue that was derived from truckload shipments (greater than 10,000 pounds) declined to 5.7% during 1997 as compared to 6.7% during 1996.

Tonnage handled by the Company during 1997 increased 11.7% over levels handled during 1996. This increase in tonnage was mainly a result of the following:

 . The Company continued to increase its market penetration into existing service territories, particularly those geographic areas added during 1995 and 1996. During 1995, the Company expanded its all-points coverage to the states of Colorado, Florida, Iowa, Nebraska, North Carolina, South Carolina and Wisconsin. 1996 expansions included the states of Delaware, Maryland, Minnesota, Virginia and West Virginia.

 . The continued increase in intrastate tonnage following the deregulation of intrastate commerce effective January 1, 1995.

 . Effective August 4, 1997, the Company increased its all-points coverage to 27 states with the addition of the state of New Mexico.

Management expects that growth in operating revenue is sustainable in the near term. However, the Company's planned expansions of service territory during 1998 are less aggressive than those initiated in recent years. The primary focus for growth in operating revenue in the near term will be further penetration of existing markets. As a result, any near-term percentage growth in operating revenue will likely be less than that experienced in recent years. The foregoing statement concerning the sustainability of revenue growth is subject to a number of factors, including LTL industry capacity, increased tonnage and general economic conditions.

Operating Expenses
------------------
Operating expenses as a percentage of operating revenue improved to 94.8% in
1997 from 96.3% in 1996.   This overall improvement was primarily attributable
to:

 . Salaries, wages and benefits as a percentage of operating revenue improved to 60.8% in 1997 from 60.9% in 1996. This improvement was largely the result of the increased usage of purchased transportation. However, salaries, wages and benefits as a percentage of operating revenue did not improve during 1997 to the degree anticipated by management. Improvement in this area was slower than expected principally due to the following factors: 1) slower than anticipated productivity gains resulting from operational changes initiated during 1996 and continued during 1997, 2) labor costs increased disproportionately in relation to operating revenue during the strike by the International Brotherhood of Teamsters against United Parcel Service during August of 1997, and 3) expenses incurred during 1997 to educate the workforce. Management anticipates the ongoing educational programs and changes in operations will result in productivity gains, in the form of improved pickup and delivery density, increased line haul load factor and more direct line haul schedules, during 1998. However, these gains cannot be assured and are subject to a variety of factors which may or may not be within the control of management.

 . Insurance as a percentage of operating revenue decreased to 3.0% in 1997 from 3.7% in 1996. This improvement was largely due to improved experience involving vehicle accidents and cargo claims. Management does not expect this downward trend to continue. Rather, it is expected that insurance costs as a percentage of operating revenue will stabilize or gradually increase during 1998.

 . Depreciation and amortization as a percentage of operating revenue improved to 6.0% in 1997 from 6.4% in 1996. This improvement was largely due to the increased usage of purchased transportation and off-balance sheet financing of revenue equipment.

 . Other expenses as a percentage of operating revenue improved to 4.2% in 1997 from 4.6% in 1996. This improvement was mostly due to decreased hotel costs for line haul drivers. The Company reconfigured its line haul network during the last half of 1996. The purpose of this reconfiguration was to place renewed emphasis on serving the regional and intrastate markets and to improve asset utilization. One of the benefits of this reconfiguration was that line haul drivers were required to spend less time in hotels.

 . Operating taxes and licenses as a percentage of operating revenue improved to 4.1% in 1997 from 4.4% in 1996. There were two primary reasons for this improvement. The first was fuel tax expense as a percent of operating revenue decreased because of the increased utilization of purchased transportation. The second reason was that the line haul reconfiguration, coupled with the increased usage of purchased transportation, required few additions to the fleet during 1997. Therefore, licensing expenses declined as a percentage of operating revenue.

These improvements in operating expenses as a percentage of operating revenue were partially offset by increases in the following areas:

 . Operating supplies and expenses as a percentage of operating revenue increased to 8.6% in 1997 from 8.2% in 1996. This increase primarily relates to increased maintenance costs of equipment and facilities. Management expects these maintenance costs will continue to gradually increase as the Company's fleet ages. Fuel expenses as a percentage of operating revenue declined moderately during 1997 as compared to 1996 due to overall lower diesel prices and the increased use of purchased transportation during 1997.

 . Rents and purchased transportation as a percentage of operating revenue increased to 6.5% in 1997 from 6.3% in 1996. This increase was primarily a result of the utilization of purchased transportation in selected lanes in order to improve asset utilization and decrease overall costs of operations. Management expects rents and purchased transportation as a percentage of operating revenue to remain flat or gradually increase due to two principal reasons: 1) the Company plans to continue the strategic use of purchased transportation in selected line haul lanes and 2) the increased usage of off-balance sheet financing of revenue equipment (See Liquidity and Capital Resources).

Other
-----
Interest expense as a percentage of operating revenue decreased to 1.9% in 1997, compared to 2.0% in 1996.

The effective tax rate of the Company was 39.2% for 1997, up from 38.6% for 1996. This increase was mostly due to increased federal tax rates on higher levels of income. Net income for 1997 was $17,801,000, up 126.6%, from $7,856,000 for 1996.


1996 COMPARED TO 1995

Operating Revenue
-----------------

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

A 3.8% increase in revenue per hundred weight also contributed to the increase in operating revenue. The majority of the increase in revenue per hundred weight was experienced during the last half of 1996. During the last half of 1996, pricing stabilized due to increased overall demand for LTL services. This increased demand helped to absorb much of the excess capacity that existed in the industry for the past 18 months. In addition, the Company initiated a fuel surcharge beginning September 16, 1996 to help cover the increased costs of fuel. This surcharge is tied to the Department of Energy's National Diesel Fuel
Index and was 1.6% for LTL shipments as of December 31, 1996.   Other factors
influencing revenue per hundred weight were:

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

Operating Expenses
------------------
Operating expenses as a percentage of operating revenue increased to 96.3% in 1996 from 94.6% in 1995. This overall increase was primarily attributable to:

 . Salaries, wages and benefits as a percentage of operating revenue increased to 60.9% in 1996 from 58.6% in 1995. The increase in salaries, wages and benefits as a percentage of operating revenue was primarily a result of the following factors. First, the Company invested in additional people in order to improve on-time service. The timing of freight flows was interrupted in the second half of 1995 due to a large geographic expansion and a softening of general economic conditions. As a result, on-time service fell below the traditionally high levels established by the Company. The first half of 1996 was largely devoted to restoring on-time service. With on-time service reestablished at or near historical levels, the second half of 1996 was focused on improved asset utilization and cost reduction. Specifically, the Company reconfigured its line haul operations and increased the flexibility of its workforce. While these changes were being implemented, there were some costs which overlapped during the second half of 1996 while associates learned new responsibilities. The second factor contributing to this increase was the continuation of the Company's philosophy of sharing its success with its associates through increased wages and enhanced benefits packages. On March 3, 1996, the Company increased the wages of its drivers, dockmen and clerical associates by approximately 3.0%. A third factor was the conversion of five customer centers from contractor-operated to Company-operated facilities during the first half of 1996.

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

Other
-----
Interest expense as a percentage of operating revenue increased to 2.0% in 1996 from 1.8% in 1995. This increase was primarily attributable to increased borrowings incurred by the Company to finance the expansion of service territory and support growth in operating revenue.

The effective tax rate of the Company was 38.6% for 1996, the same as in 1995. Net income for 1996 was $7,856,000, down 40.0%, from $13,083,000 for 1995.


LIQUIDITY AND CAPITAL RESOURCES
The focus on further penetration of existing markets coupled with improved asset utilization reduced the capital requirements of the Company during 1997.

Capital requirements during 1997 consisted primarily of $65,397,000 in investing activities. The Company invested $67,880,000 in capital expenditures during 1997 comprised of $2,966,000 in additional revenue equipment, $44,976,000 in new Customer Center facilities or the expansion of existing facilities and $19,938,000 in other equipment. Management expects capital expenditures for the full year of 1998 will be greater than the amount incurred during 1997, primarily due to anticipated investments in new and existing Customer Center
facilities.   However, the actual amount of capital expenditures required in
1998 will be dependent on the growth rate of the Company and the timing and size of any future expansions of service territory. At December 31, 1997, the Company had commitments for land, Customer Centers, revenue and other equipment of approximately $52,555,000.

The Company provided for its capital resource requirements in 1997 predominantly with cash from operations. Cash from operations totaled $76,284,000 during 1997 compared to $63,252,000 provided by operations during 1996. Cash from operations exceeded capital requirements by $10,887,000 during 1997. This excess was used primarily to repay debt. Two primary sources of credit financing were available to the Company: the revolving line of credit and the Master Shelf facility.

 . The Company experiences periodic cash flow fluctuations common to the industry. Cash outflows are heaviest during the first part of any given year while cash inflows are normally weighted towards the last two quarters of the year. To smooth these fluctuations and to provide flexibility to fund future growth, the Company utilizes a variable-rate, unsecured revolving line of credit of $175,000,000 provided by NationsBank of Texas, N.A. (agent), Chase Bank of Texas, N.A., Wachovia Bank of Georgia, N.A., ABN-AMRO Bank N.V., The First National Bank of Chicago and Credit Lyonnais. Due to reduced capital expenditures, improved cash from operations and proceeds from the issuance of fixed rate debt, the Company reduced the amount outstanding under this facility during 1997. At December 31, 1997, $63,000,000 was outstanding on the revolving line of credit, leaving $112,000,000 available for borrowing. The Company also had $10,000,000 available under its short-term, unsecured revolving $10,000,000 line of credit with NationsBank of Texas, N.A. In addition, the Company maintains a $10,000,000 line of credit with NationsBank, N.A. to obtain letters of credit required for its self-insurance program. At December 31, 1997, the Company had obtained letters of credit totaling $4,076,000 for this purpose.

 .  To assist in financing longer-lived assets, the Company has an uncommitted
   Master Shelf Agreement with the Prudential Insurance Company of America which provides for the issuance of up to $140,000,000 in medium to long-term unsecured notes at an interest rate calculated at issuance. On April 18, 1997, the Company utilized this facility to issue a $50,000,000 note at 8.11% with a 15-year maturity. At December 31, 1997, the Company had $131,250,000 outstanding under this facility.

Management expects that the Company's existing working capital and its available lines of credit are sufficient to meet the Company's commitments as of December 31, 1997, and to fund current operating and capital needs. However, if additional financing is required, management believes it will be available.

The Company uses off-balance sheet financing in the form of operating leases primarily in the following areas; land and structures, revenue equipment and other equipment. At December 31, 1997, future rental commitments on operating leases were $61,005,000 (See Note 6 of the Notes to Consolidated Financial Statements). The Company prefers to utilize operating leases for these areas and plans to use them in the future when such financing is available and suitable.

YEAR 2000 ISSUES

The Company has assessed the impact of the Year 2000 issues on its computer software systems and applications, and determined that although many of its applications are already compliant the Company will have to modify or replace other applications. The Company expects to have all applications fully compliant by the end of 1998. The Company also has initiated discussions with its significant customers and suppliers to determine the extent to which the Company's interface systems would be vulnerable to those third parties' failure to remediate their own Year 2000 issues. There is no assurance that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems. Expenditures related to the Company's Year 2000 initiatives have not been and are not expected to be material to the Company's results of operations or financial position.

ENVIRONMENTAL

At December 31, 1997, the Company had no outstanding inquiries with any state or federal environmental agency.

INFLATION

Most of the Company's expenses are sensitive to inflation as increases in inflation generally result in increased costs. The effect of inflation on the operating results of the Company was minimal during 1997.

SEASONALITY

In the trucking industry, results of operations show a seasonal pattern because customers reduce shipments during winter months. In addition, the Company's operating expenses as a percentage of operating revenues have historically been higher during the winter.

RECENT EVENTS

On January 1, 1998, the Company instituted a general rate increase of approximately 5.5%. This rate increase initially affected approximately 45% of its customers. Rates for other customers are covered by contracts and guarantees and are negotiated throughout the year.

On January 1, 1998, the Company expanded its all-points coverage to 28 states with the addition of Michigan.

                              FINANCIAL STATEMENTS


               American Freightways Corporation and Subsidiaries

                          Consolidated Balance Sheets

                     (In Thousands, Except Per Share Data)

                                                                                   DECEMBER 31
                                                                             1997                1996
                                                                    ---------------------------------------
Assets
Current assets:
 Cash and cash equivalents (Note 9)                                           $   1,755           $   4,394
 Trade receivables, less allowance for doubtful accounts
  (1997--$1,774; 1996--$1,378)                                                   78,700              66,673

 Operating supplies and inventories                                               2,882               2,493
 Prepaid expenses                                                                 8,671               4,648
 Deferred income taxes (Note 4)                                                  13,306              10,649
 Income taxes receivable                                                              1               3,097
                                                                    ---------------------------------------
Total current assets                                                            105,315              91,954

Property and equipment (Notes 3 and 6):
 Land and structures                                                            186,033             148,360
 Revenue equipment                                                              374,982             371,712
 Service, office and other equipment                                            114,075              96,357
 Land improvements                                                                2,973               2,342
 Construction in progress                                                        21,113              16,020
 Accumulated depreciation and amortization                                     (230,870)           (179,193)
                                                                    ---------------------------------------

                                                                                468,306             455,598

Other assets:
 Bond funds (Notes 3 and 9)                                                         878                 922
 Other                                                                            1,074               1,401
                                                                    ---------------------------------------
                                                                                  1,952               2,323
                                                                    ---------------------------------------
                                                                              $ 575,573           $ 549,875
                                                                    =======================================

                                                                                  DECEMBER 31
                                                                            1997               1996
                                                                    --------------------------------------
Liabilities and shareholders' equity
Current liabilities:
 Trade accounts payable                                                        $ 12,910           $  9,425
 Accrued expenses (Note 2)                                                       54,114             45,278
 Current portion of long-term debt                                               11,497             11,463
                                                                    --------------------------------------

Total current liabilities                                                        78,521             66,166


Long-term debt, less current portion (Notes 3 and 9)                            210,411            226,776


Deferred income taxes (Note 4)                                                   59,225             50,635

Shareholders' equity (Notes 3, 5 and 7):
 Common stock, par value $.01 per share; authorized 250,000 shares;
  issued and outstanding 31,568 shares in 1997 and 31,242 in 1996                   316                312

 Additional paid-in capital                                                     104,832            101,519
 Retained earnings                                                              122,268            104,467
                                                                    --------------------------------------
                                                                                227,416            206,298
 Commitments (Note 6)
                                                                     --------------------------------------
                                                                               $575,573           $549,875
                                                                     ======================================

See accompanying notes.

               American Freightways Corporation and Subsidiaries

                       Consolidated Statements of Income
                      (In Thousands Except Per Share Data)


                                                                           YEAR ENDED DECEMBER 31
                                                                    1997            1996            1995
                                                             -----------------------------------------------


Operating revenue                                                   $870,319        $729,042        $572,100

Operating expenses and costs:
 Salaries, wages and benefits                                        528,695         444,041         335,167
 Operating supplies and expenses                                      75,085          59,640          38,667
 Operating taxes and licenses                                         35,339          31,827          24,434
 Insurance                                                            26,327          27,113          21,595
 Communications and utilities                                         14,114          12,840          11,040
 Depreciation and amortization                                        52,596          46,918          37,560
 Rents and purchased transportation                                   56,008          45,826          46,405
 Other                                                                36,899          33,728          26,469
                                                             -----------------------------------------------
                                                                     825,063         701,933         541,337
                                                             -----------------------------------------------
Operating income                                                      45,256          27,109          30,763

Other income (expense):
 Interest expense                                                    (16,256)        (14,708)        (10,198)
 Interest income                                                         247             137             146
 Gain (loss) on disposal of assets                                       (52)             90             329
 Other, net                                                               83             166             269
                                                             -----------------------------------------------
                                                                     (15,978)        (14,315)         (9,454)
                                                             -----------------------------------------------

Income before income taxes
                                                                      29,278          12,794          21,309

Federal and state income taxes (Note 4):
 Current (credit)                                                      5,310          (3,093)           (422)
 Deferred                                                              6,167           8,031           8,648
                                                             -----------------------------------------------
                                                                      11,477           4,938           8,226
                                                             -----------------------------------------------
Net income                                                          $ 17,801        $  7,856        $ 13,083
                                                             ===============================================

Per share (Notes 1 and 7):
 Net income--basic                                                     $0.57           $0.25           $0.43
 Net income--assuming dilution                                         $0.56           $0.25           $0.42
                                                             ===============================================
Average shares outstanding (Notes 1 and 7):
 Basic                                                                31,372          31,070          30,750
 Assuming dilution                                                    31,672          31,266          31,334
                                                             ===============================================


See accompanying notes.

               American Freightways Corporation and Subsidiaries

                Consolidated Statements of Shareholders' Equity


                                                 COMMON STOCK
                                         --------------------------  ADDITIONAL
                                                         PAR          PAID-IN         RETAINED
                                             SHARES      VALUE        CAPITAL         EARNINGS           TOTAL
                                         -----------------------------------------------------------------------------
                                                                         (In Thousands)

Balances at January 1, 1995                     30,496         $305         $ 93,347         $ 83,528         $177,180
 Stock option and purchase plans                   435            4            5,167                             5,171
 Net income                                                                                    13,083           13,083
                                         -----------------------------------------------------------------------------
Balances at December 31, 1995                   30,931          309           98,514           96,611          195,434
 Stock option and purchase plans                   311            3            3,005                             3,008
 Net income                                                                                     7,856            7,856
                                         -----------------------------------------------------------------------------
Balances at December 31, 1996                   31,242          312          101,519          104,467          206,298
 Stock option and purchase plans                   326            4            3,313                -            3,317
 Net income                                          -            -                -           17,801           17,801
                                         -----------------------------------------------------------------------------
Balances at December 31, 1997                  $31,568         $316         $104,832         $122,268         $227,416
                                         =============================================================================

See accompanying notes.

               American Freightways Corporation and Subsidiaries

                     Consolidated Statements of Cash Flows


                                                                           YEAR ENDED DECEMBER 31
                                                                1997                1996                1995
                                                       -----------------------------------------------------------

                                                                              (In Thousands)
OPERATING ACTIVITIES
Cash received from customers                                     $ 856,742           $ 714,932           $ 557,139
Cash paid to suppliers and employees                              (763,134)           (641,956)           (498,454)
Interest received                                                      247                 137                 146
Interest paid                                                      (15,635)            (14,413)             (9,907)
Income taxes (paid) received                                        (1,936)              4,552              (3,248)
                                                       -----------------------------------------------------------
Net cash provided by operating activities                           76,284              63,252              45,676

INVESTING ACTIVITIES
Proceeds from sales of equipment                                     2,483               2,631               1,029
Capital expenditures                                               (67,880)           (107,383)           (137,952)
                                                       -----------------------------------------------------------
Net cash used by investing activities                              (65,397)           (104,752)           (136,923)

FINANCING ACTIVITIES
Proceeds from notes payable and long-term borrowings
                                                                    55,400              78,000             117,640
Principal payments on long-term debt                               (71,731)            (37,392)            (31,190)
Proceeds from issuance of common stock                               2,805               2,644               3,440
Net cash provided (used) by financing activities                   (13,526)             43,252              89,890
                                                       -----------------------------------------------------------
Net increase (decrease) in cash and cash equivalents
                                                                    (2,639)              1,752              (1,357)
Cash and cash equivalents at beginning of year                       4,394               2,642               3,999
Cash and cash equivalents at end of year                         $   1,755           $   4,394           $   2,642
                                                       ===========================================================

               American Freightways Corporation and Subsidiaries

                                                                           YEAR ENDED DECEMBER 31
                                                                1997                1996                1995
                                                       -----------------------------------------------------------

                                                                              (In Thousands)
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY
 OPERATING ACTIVITIES
Net income                                                        $ 17,801            $  7,856            $ 13,083
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation                                                      52,484              46,811              37,443
  Amortization                                                         112                 107                 117
  Provision for losses on accounts receivable                        1,633               1,721                 929
  Current tax effect of exercise of stock options
                                                                       278                 188                 931
  (Gain) loss on sale of equipment                                      52                 (90)               (329)
  Casualty loss on destroyed equipment                                 153                 135
  Deferred income taxes                                              6,167               8,031               8,648
  Changes in operating assets and liabilities:
   Trade accounts receivable                                       (13,660)            (14,275)            (15,230)
   Operating supplies and inventories                                 (389)               (357)               (617)
   Prepaid expenses                                                 (4,023)                856              (1,257)
   Income taxes receivable                                           3,096               1,271              (4,601)
   Other assets                                                        259                 417                 244
   Trade accounts payable                                            3,485              (1,107)             (2,826)
   Accrued expenses                                                  8,836              11,688               9,141
                                                       -----------------------------------------------------------
Total adjustments                                                   58,483              55,396              32,593
                                                       -----------------------------------------------------------
Net cash provided by operating activities                         $ 76,284            $ 63,252            $ 45,676
                                                       ===========================================================

See accompanying notes.

                                     NOTES


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of American Freightways Corporation and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

BUSINESS

The Company primarily operates as a regional and an interregional, scheduled, for hire, less-than-truckload motor carrier, serving all points in 27 contiguous states from a network of 210 Customer Centers. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, credit losses have been within management's expectations.

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

INSURANCE

As of December 31, 1997, the Company was self-insured up to specified limits for the following types of claims:

Workers' compensation:
 All states of operation (with the exception of Colorado, Delaware,
  Iowa, Maryland, Minnesota, Nebraska, New Mexico, North Dakota, Texas,
  and Wisconsin)                                                              $1,000,000


 State of Wisconsin                                                        FULLY INSURED

In the states of Colorado, Delaware, Iowa, Maryland, Minnesota, Nebraska, New Mexico and Texas, workers' compensation claims are insured under a $1,000,000 deductible plan. In the state of North Dakota, workers' compensation claims are insured under the mandatory State Plan as private plans are not permitted. Wisconsin law does not allow deductible plans and those claims are fully insured.

All other types of claims are self-insured with a retention limit of $1,000,000 per occurrence.

INCOME TAXES

Deferred income taxes are accounted for under the liability method. Deferred income tax assets and liabilities reflect the effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

EARNINGS PER SHARE

The Company calculates earnings per common share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share" which was issued by the Financial Accounting Standards Board in 1997. SFAS No. 128 requires the use and disclosure of two methods for calculating earnings per share:

   Earnings per share--basic is computed based on the weighted average number of shares outstanding during each year.

   Earnings per share--assuming dilution is computed based on the weighted average number of shares outstanding during each year, adjusted to include common stock equivalents attributable to dilutive stock options.

Earnings per share amounts have been restated to conform to SFAS No. 128 requirements.

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

IMPAIRMENT OF ASSETS

The Company accounts for any impairment of its long-lived assets using SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under SFAS No. 121, impairment losses are recognized when information indicates the carrying amount of long-lived assets, identifiable intangibles and goodwill related to those assets will not be recovered through future operations or sale.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." The provisions of SFAS No. 130 require companies to classify items of comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the financial statements. The Company's comprehensive income items are not material; accordingly, the effect of adopting this statement will not be material when it becomes effective for 1998.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Under the provisions of SFAS No. 131, public business enterprises must report financial and descriptive information about its reportable segments. Management is currently studying and analyzing SFAS No. 131 as well as the Company's operations to determine the Company's reportable segments. This statement will be effective for 1998.

RECLASSIFICATIONS

Certain amounts previously reported in 1996 and 1995 have been reclassified to conform with the 1997 presentation.

2. ACCRUED EXPENSES

                                                                            1997               1996
                                                                    --------------------------------------
                                                                                 (In Thousands)

Accrued salaries, wages and benefits                                            $24,476            $21,581
Taxes other than income                                                           3,910              1,689
Loss, injury, damage, health and workers' compensation claims
 reserves                                                                        23,194             20,514

Other                                                                             2,534              1,494
                                                                    --------------------------------------
                                                                                $54,114            $45,278
                                                                    ======================================

3. LONG-TERM DEBT

                                                                             1997                1996
                                                                    ---------------------------------------
                                                                                  (In Thousands)

Bonds payable /(1)/                                                            $  6,700            $  7,020
Revolving credit agreements /(2)/                                                63,000             118,000
Mortgage notes /(3)/                                                                958                 969
Unsecured senior notes /(4)/                                                    151,250             112,250
                                                                    ---------------------------------------
                                                                                221,908             238,239
Less current portion                                                            (11,497)            (11,463)
                                                                    ---------------------------------------
                                                                               $210,411            $226,776
                                                                    =======================================

(1) Represents the Company's liability under a loan agreement with Arkansas Development Finance Authority, issuer of economic development revenue bonds to construct Customer Centers and a general office facility. The loan agreement provides that the Company will make payments sufficient to pay the principal and interest on the bonds. The bonds include a $710,000 term bond due in 1999 and a $5,990,000 term bond due in 2009. The bonds bear interest at fixed rates of 8.25% and 8.50%, respectively, and are collateralized by land and structures with a net book value of $7,903,000 at December 31, 1997. The loan agreement requires that certain bond service funds be maintained. As of December 31, 1997, there was $878,000 in a debt service reserve fund. Mandatory annual sinking fund redemption payments began in 1995.

(2) The revolving credit agreements at December 31, 1997, include an unsecured revolving credit agreement which provides for available borrowings of $175,000,000. Borrowings under this revolving credit agreement at December 31, 1997 totaled $63,000,000. The term of this agreement extends to April 1, 2002 (unless terminated or renewed). Interest is applied to outstanding borrowings at variable interest rates based on the London Interbank rate or the prime rate. The weighted average rate on outstanding borrowings at December 31, 1997 was 6.6%. The agreement contains covenants which limit, among other things, indebtedness, loans, investments and dividend payments, as well as require the Company to meet certain financial tests. The Company pays an annual commitment fee based on the unused commitment. At December 31, 1997, the commitment fee was 0.20%. As of December 31, 1997, the amount available for additional borrowing under this line of credit was $112,000,000.

    The Company also has $10,000,000 of available borrowings at December 31, 1997, under a separate unsecured revolving credit agreement. The terms of this agreement provide for borrowings up to $10,000,000 at the prime rate of interest or at a rate of interest agreed upon at the time of any borrowings. No borrowings were outstanding at December 31, 1997 under this agreement. This agreement matures May 29, 1998, unless terminated or renewed.

    In addition, the Company maintains a $10,000,000 line of credit to fund letters of credit. At December 31, 1997, the Company had utilized this line of credit to obtain letters of credit totaling $4,076,000.

(3) Mortgage notes are due monthly or annually to November 2003 at an average interest rate of 8.31%. The notes are collateralized by land and structures with a net book value of $1,327,000 at December 31, 1997.

(4) Includes an unsecured senior note for $20,000,000 payable in equal annual installments of $5,000,000 through November 2001. The note bears interest at a fixed rate of 8.91% payable semi-annually.

    Also includes seven notes totaling $131,250,000; all issued under an unsecured and uncommitted $140,000,000 Master Shelf Agreement with the following characteristics:

OUTSTANDING PRINCIPAL                             INTEREST
                            MATURITY DATE          RATE
----------------------------------------------------------------
          $ 7,250,000  August 2000                     6.25%
            6,000,000  October 2000                    6.00
            8,000,000  April 2001                      7.55
           15,000,000  January 2005                    8.85
           20,000,000  June 2005                       6.92
           25,000,000  May 2006                        7.51
           50,000,000  April 2012                      8.11


   All notes have fixed interest rates, payable quarterly. These note agreements contain covenants which limit, among other things, loans, indebtedness, investments and dividend payments, and require the Company to meet certain financial tests.

Annual maturities on long-term debt are $11,497,000 in 1998, $11,533,000 in 1999, $12,820,000 in 2000, $14,618,000 in 2001, $75,666,000 in 2002, and
$95,774,000 thereafter.

Interest costs of $831,000, $1,655,000 and $1,478,000 in 1997, 1996, and 1995,
respectively, were capitalized as part of the acquisition cost of certain property and equipment.

4. FEDERAL AND STATE INCOME TAXES

Significant components of the Company's deferred tax liabilities and assets as of December 31, 1997 and 1996, respectively, are as follows:

                                                               1997            1996
                                                         ------------------------------
                                                                  (In Thousands)

Noncurrent deferred tax liabilities:
 Tax over book depreciation                                    $ 70,983         $65,760
 Alternative minimum tax credit carryover                       (10,525)         (8,988)
 Federal and state loss carryovers                               (1,233)         (6,137)
                                                         ------------------------------
Net noncurrent deferred tax liabilities                        $ 59,225         $50,635
                                                         ==============================

Current deferred tax assets:
 Accrued expenses not deductible until paid                    $ 12,826         $10,514
 Allowance for doubtful accounts                                    437             338
 Revenue recognition differences                                    767             270
                                                         ------------------------------

Total current deferred tax assets                                14,030          11,122

Current deferred tax liabilities:
 Prepaid expenses                                                  (724)           (473)
                                                         ------------------------------
Net current deferred tax assets                                $ 13,306         $10,649
                                                         ==============================

The reconciliation between the effective income tax rate and the statutory federal income tax rate is presented in the following table:

                                                                      1997           1996           1995
                                                                --------------------------------------------
                                                                                (In Thousands)
Income tax at the statutory federal rate of 35%                        $10,247         $4,478         $7,458
Federal income tax effects of:
 State income taxes                                                       (552)          (280)          (336)
 Nondeductible expenses                                                    405            340            295
 Effects of lower rates on taxable income below $15,000,000
                                                                          (150)          (400)          (150)
 Other                                                                     (49)
                                                                --------------------------------------------
Federal income taxes                                                     9,901          4,138          7,267
State income taxes                                                       1,576            800            959
                                                                --------------------------------------------
                                                                       $11,477         $4,938         $8,226
                                                                ============================================
Effective income tax rate                                                 39.2%          38.6%          38.6%
                                                                ============================================

The Company has alternative minimum tax credit carryovers of approximately $10,525,000 which has reduced the deferred tax liability. These credits carry over indefinitely.

Tax benefits of stock option and purchase plans recorded as paid-in capital and which did not reduce income tax expense amounted to $512,000, $364,000 and $1,731,000 in 1997, 1996 and 1995, respectively.

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS

STOCK PURCHASE PLAN

The Company maintains a stock purchase plan covering substantially all employees of the Company. A total of 617,033 shares of common stock remain reserved for issuance under this plan at December 31, 1997. An eligible employee can purchase shares having the fair market value of up to the greater of $1,200 or 200 shares per year. The price per share is 85% of the lower of the fair market value at the date of grant or the date of exercise, which is one year from the date of grant.

Shares have been issued during 1995, 1996 and 1997 as follows:

                                      NUMBER OF SHARES       PER SHARE EXERCISE
             ISSUE DATE                   ISSUED                  PRICE

-----------------------------------------------------------------------------------------
April 30, 1995                                     59,093        $16.15
October 31, 1995                                   74,014         10.84
April 30, 1996                                     90,284         12.86
October 31, 1996                                  100,622          8.39
April 30, 1997                                     71,557         12.01
October 31, 1997                                   87,397          8.29


During 1997 employees enrolled for options to purchase 172,582 shares under the plan. In accordance with plan provisions, the shares must be purchased during 1998.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

The 1993 Stock Option Plan provides for the issuance of qualified or nonqualified options to purchase common stock of the Company, and the awarding of stock appreciation rights payable in shares or cash. The stock appreciation rights issued in 1993 are payable only in cash. No option or right may be issued for less than the fair market value of the stock on the date of grant. The options and rights vest over a five year period from the date of grant and will expire if not exercised after ten years from the date of grant. The Company also reserves shares for issuance under the Chairman Stock Option Plan and the Nonemployee Director Stock Option Plans.

Collective activity within the plans is summarized as follows:

                                      STOCK APPRECIATION     SHARES UNDER                              WEIGHTED
                                            RIGHTS              OPTION            PRICE RANGE        AVERAGE PRICE
                                    -------------------------------------------------------------------------------
Outstanding at January 1, 1995
                                                 175,120         1,633,740           3.00 -  22.13            10.60
  Granted                                              -           231,950          14.81 -  21.38            21.34
  Exercised                                      (21,800)         (290,990)          3.00 -  17.88             6.68
  Canceled                                       (15,030)          (76,920)          3.00 -  21.38            11.95
                                    -------------------------------------------------------------------------------
Outstanding at December 31, 1995
                                                 138,290         1,497,780            3.00 - 22.13            12.86
  Granted                                              -           309,000           10.32 - 15.69            10.47
  Exercised                                       (3,660)         (140,210)           4.25 - 13.07             6.46
  Canceled                                       (11,580)         (100,800)           6.32 - 21.38            13.66
                                    -------------------------------------------------------------------------------
Outstanding at December 31, 1996
                                                 123,050         1,565,770            3.00 - 22.13            12.93
  Granted                                              -           414,200           11.00 - 15.94            11.16
  Exercised                                      (20,940)         (176,340)           3.00 - 17.88             8.36
  Canceled                                       (11,460)         (204,460)           6.31 - 21.38            12.92
                                    -------------------------------------------------------------------------------
Outstanding at December 31, 1997
                                                  90,650         1,599,170            3.00 - 22.13            13.06
                                    ===============================================================================

The following table summarizes information concerning currently outstanding and exercisable options:

                                      OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                   -------------------------------------------------------      --------------------------------------
                                             WEIGHTED
                                             AVERAGE          WEIGHTED                                  WEIGHTED
                                          REMAINING LIFE       AVERAGE                                   AVERAGE
 RANGE OF EXERCISE        NUMBER             (YEARS)          EXERCISE                 NUMBER           EXERCISE
 PRICES                OUTSTANDING                             PRICE                 EXERCISABLE          PRICE
----------------------------------------------------------------------------------------------------------------------
$3-$5                            18,000               1.3           $ 3.00                   18,000             $ 3.00
$5-$10                          120,340               4.0             7.33                  120,340               7.33
$10-$15                       1,150,640               6.8            12.00                  508,930              12.87
$15-$20                         136,330               6.3            17.76                   73,650              17.87
Greater than $20                173,860               6.5            21.38                   68,740              21.39
                   --------------------------------------                       -------------------
Total                         1,599,170               6.5                                   789,660
                   ======================================                       ===================

The number of shares of common stock reserved for granting future options under these plans was 1,460,950, 1,686,770 and 2,017,790, at December 31, 1997, 1996,
and 1995, respectively. At December 31, 1997, options were exercisable to purchase 789,660 shares.

The Company recorded a benefit related to the change in value of stock appreciation rights of $243,000 in 1995. No benefit or expense was recorded in 1997 or 1996.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation expense. If the Company had elected to recognize compensation expense based on the fair value of options granted at grant date as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", net income and earnings per share--assuming dilution would have been reduced to the pro forma amounts indicated in the table below:

(in thousands except per share amounts)                            1997           1996           1995
                                                             ----------------------------------------------

Net income - as reported                                             $17,801        $7,856          $13,083
Net income - pro forma                                                16,951         6,799           12,079
Earnings per share--assuming dilution - as reported                     0.56          0.25             0.42
Earnings per share--assuming dilution - pro forma                       0.54          0.22             0.39

The pro forma effect on net income for the years presented is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

The fair value of options was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                        1997                        1996                         1995
                                                Option       Purchase       Option        Purchase       Option       Purchase
                                                Plans         Plans          Plans         Plans         Plans         Plans
                                           ------------------------------------------------------------------------------------
Expected dividend yield                                0%            0%             0%            0%            0%            0%
Expected stock price volatility                     29.8%         34.9%          26.9%         30.6%         20.9%         23.6%
Risk-free interest rate                             6.06%         5.69%          5.42%         5.54%         7.50%         5.88%
Expected life of options                       4.4 YEARS        1 YEAR      4.4 years        1 year     4.4 years        1 year
Weighted average value per option                  $3.87         $3.65          $3.29         $2.84         $6.90         $3.73

RETIREMENT PLAN

The Company maintains a profit sharing plan for the benefit of all eligible employees. The plan qualifies under Section 401(k) of the Internal Revenue Code thereby allowing eligible employees to make tax deferred contributions to the plan. The plan permits, at the discretion of the Board of Directors, elective and matching employer contributions. During 1997, the Company made elective contributions of 2.5% of each eligible participants' compensation, in addition to a 25% match of the first 6% of compensation contributed by participants.

The Company's contributions to the plan totaled $10,786,000, $8,313,000 and $6,436,000 for 1997, 1996 and 1995, respectively.

6. LEASES AND COMMITMENTS

Rent expense, exclusive of amounts related to purchased transportation, totaled approximately $21,941,000 for 1997, $23,677,000 for 1996 and $22,119,000 for
1995.

The future minimum rental commitments under noncancelable operating leases having initial or remaining terms in excess of one year as of December 31, 1997 are as follows:

                                                                                REVENUE
                                               TOTAL         STRUCTURES        EQUIPMENT      OTHER EQUIPMENT
                                        ----------------------------------------------------------------------
                                                                     (In Thousands)
1998                                              $19,110          $ 5,021           $ 4,801           $ 9,288
1999                                               14,849            2,998             4,801             7,050
2000                                               13,500            2,000             4,801             6,699
2001                                                7,513            1,465             4,025             2,023
2002                                                4,888              765             4,123                 -
Thereafter                                          1,145            1,145                 -                 -
                                        ----------------------------------------------------------------------
                                                  $61,005          $13,394           $22,551           $25,060
                                        ======================================================================

Certain leases have renewal options for periods from one to five years at the fair rental value of the related property at renewal.

Certain of the lease agreements contained fixed price purchase options. The lease agreements require the lessee to pay property taxes, maintenance and operating expenses.

Commitments for land, Customer Centers and revenue equipment (including the cost to complete construction in progress) aggregated approximately $52,555,000 at December 31, 1997.


7. Earnings per Share

Net income for purposes of basic earnings per share and earnings per share-- assuming dilution was $17,801,000, $7,856,000, and $13,083,000 for the years
1997, 1996 and 1995, respectively. A reconciliation of average shares outstanding for both computations is presented below:

                                                                      1997           1996          1995
                                                                -------------------------------------------
                                                                               (In Thousands)
Average shares outstanding--basic                                        31,372        31,070        30,750
Effect of dilutive stock options                                            300           196           584
                                                                -------------------------------------------
Average shares outstanding--assuming dilution                            31,672        31,266        31,334
                                                                ===========================================

Antidilutive stock options are not included in the earnings per share calculation. Average antidilutive options were 489,000, 921,000, and 211,000 for 1997, 1996, and 1995, respectively.

8. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1997 and 1996:

                                                               THREE MONTHS ENDED
                                       MARCH 31          JUNE 30         SEPTEMBER 30         DECEMBER 31
                                  --------------------------------------------------------------------------

                                                     (In Thousands, Except Per Share Data)
1997
Operating revenue                          $193,051         $219,088             $233,760           $224,419
Operating expenses and costs                186,649          203,516              216,775            218,122
Net income                                    1,458            6,986                7,895              1,462
Net income per share:
     Basic                                     0.05              .22                  .25                .05
     Assuming dilution                         0.05              .22                  .25                .05

Average shares outstanding:
     Basic                                   31,258           31,301               31,414             31,515
     Assuming dilution                       31,490           31,597               31,811             31,790


                                                               THREE MONTHS ENDED
                                       MARCH 31          JUNE 30         SEPTEMBER 30         DECEMBER 31
                                  --------------------------------------------------------------------------

                                                     (In Thousands, Except Per Share Data)
1996
Operating revenue                          $166,160         $181,085             $192,497           $189,300
Operating expenses and costs                161,798          173,562              183,337            183,236
Net income                                      602            2,702                3,123              1,429
Net income per share
     Basic                                      .02              .09                  .10                .05
     Assuming dilution                          .02              .09                  .10                .05

Average shares outstanding:
     Basic                                   30,945           31,036               31,128             31,168
     Assuming dilution                       31,165           31,338               31,285             31,268


9. FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and cash equivalents - the carrying amount reported in the consolidated balance sheets for cash and cash equivalents approximates fair value.

Bond funds - the Company's debt service reserve fund is invested in money market funds and the carrying amount reported in the consolidated balance sheets for bond funds approximates fair value.

Long-term debt - the fair values of the Company's long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows (in thousands):

                                                  CARRYING AMOUNT          FAIR VALUE
                                           ---------------------------------------------

1997
Cash and cash equivalents                                     $  1,755          $  1,755
Bond funds                                                         878               878
Long-term debt                                                 221,908           232,777

1996
Cash and cash equivalents                                     $  4,394          $  4,394
Bond funds                                                         922               922
Long-term debt                                                 238,239           242,567

               Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
American Freightways Corporation

We have audited the accompanying consolidated balance sheets of American Freightways Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Freightways Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                       /s/Ernst & Young LLP

Little Rock, Arkansas
January 21, 1998

                               MARKET INFORMATION

  The Company's common stock is traded under the symbol "AFWY" on the National Market System of the National Association of Securities Dealers Automated Quotation System (NASDAQ). The following table sets forth, for the periods indicated, the range of high and low prices for the Company's common stock as
reported by NASDAQ through December 31, 1997.   The Company has not paid cash
dividends in the past and does not intend to pay cash dividends in the foreseeable future. At December 31, 1997, there were approximately 3,207 holders of record of the Company's Common Stock.

                                PERIOD                           HIGH                    Low
              ----------------------------------------------------------------------------------
                FISCAL YEAR 1996:
                First Quarter                               $      14-1/2          $       9-1/2
                Second Quarter                                     16-7/8                     11
                Third Quarter                                      12-1/2                  8-1/2
                Fourth Quarter                                     11-3/4                  8-1/2

                FISCAL YEAR 1997:
                First Quarter                               $      14-1/4          $      10-7/8
                Second Quarter                                     16-1/4                 10-1/2
                Third Quarter                                      19-1/2                     14
                Fourth Quarter                                         20                  7-7/8



                          FORWARD-LOOKING INFORMATION

This report contains forward-looking information that is based on current expectations and is subject to a number of risks and uncertainties. Actual results could differ materially from current expectations due to a number of factors including, but not limited to: general economic conditions; competitive initiative and pricing pressures; shifts in market demand; weather conditions; government regulations; actual future costs of operating expenses such as employee wages and benefits, fuel and maintenance; self insurance claims; availability and cost of capital; timing and scope of geographic expansion; and the timing and amount of capital expenditures.

                            SHAREHOLDER INFORMATION

Corporate Offices:
American Freightways Corporation
2200 Forward Drive
Harrison, Arkansas 72601
(870) 741-9000

Annual Meeting:
2 p.m.
April 23, 1998
Conference Center
Comfort Inn
1210 Hwy. 62-65 North
Harrison, Arkansas 72601

Independent Auditors:
Ernst & Young LLP
425 West Capitol
Suite 3600
Little Rock, Arkansas 72201

Transfer Agent:
Wachovia Bank of North Carolina, N.A.
Winston-Salem, North Carolina 27102
1-800-633-4236
Written shareholder correspondence and requests for transfer should be sent to:
Wachovia Bank of North Carolina, N.A.
P.O. Box 8217
Boston, Massachusetts 02266-8217

Investor Relations:
Mr. Frank Conner
American Freightways Corporation
2200 Forward Drive
Harrison, Arkansas 72601
(870) 741-9000

Form 10-K:

Information about American Freightways Corporation, including its annual report on Form 10-K, may be obtained without charge by writing to Mr. Frank Conner, Chief Financial Officer, at the Company's Corporate Headquarters.

Internet Address:
www.arfw.com