Form 10-K405, Exhibit 13
period 1998-12-31
AMERICAN FREIGHTWAYS CORP
filed 1999-03-11
CIK 846729

                            Exhibit 13



         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS


The following table sets forth, for the periods indicated, the percentages of operating expenses and other items to operating revenue:

                                    1998     1997     1996
                                   ------------------------
Operating revenue                  100.0%   100.0%   100.0%

Operating expenses and costs
 Salaries, wages and benefits       61.0%    60.8%    60.9%
 Operating supplies and expenses     8.0%     8.6%     8.2%
 Operating taxes and licenses        4.2%     4.1%     4.4%
 Insurance                           3.2%     3.0%     3.7%
 Communications and utilities        1.8%     1.7%     1.9%
 Depreciation and amortization       5.7%     6.0%     6.4%
 Rents and purchased transportation  5.9%     6.4%     6.2%
 Other                               4.1%     4.2%     4.6%
                                   ------------------------
  Total operating
   expenses and costs               93.9%    94.8%    96.3%
                                   ------------------------
Operating income                     6.1%     5.2%     3.7%
Interest expense                     1.6%     1.9%     2.0%
Other income, net                    0.2%     0.1%     0.1%
                                   ------------------------
Income before income taxes           4.7%     3.4%     1.8%
Income taxes                         1.9%     1.3%     0.7%
                                   ------------------------
Net income                           2.8%     2.1%     1.1%
                                   ========================


RESULTS OF OPERATIONS
1998 COMPARED TO 1997
---------------------

Operating Revenue
-----------------
Operating revenue for 1998 was $986,286,000, up 13.3%, compared to $870,319,000 for 1997. The growth in operating revenue was primarily the result of increased tonnage from new and existing customers and increased revenue per hundred weight.

Tonnage handled by the Company during 1998 increased 9.2% over levels handled during 1997. This increase in tonnage was mainly a result of the following:
- Effective January 1, 1998, the Company increased its all-points coverage to 28 states with the addition of the state of Michigan.
- The Company continued to increase its market penetration into existing service territories, particularly those geographic areas added during 1995, 1996 and 1997. During 1995, the Company expanded its all-points coverage to the states of Colorado, Florida, Iowa, Nebraska, North Carolina, South Carolina and Wisconsin. 1996 expansions included the states of Delaware, Maryland, Minnesota, Virginia and West Virginia. Effective August 4, 1997, all-points coverage was added to the state of New Mexico.
- The continued increase in intrastate tonnage following the deregulation of intrastate commerce effective January 1, 1995.
- Freight volumes handled with marketing partners in Alaska, Canada, Guam, Hawaii, Mexico and Puerto Rico continued to increase at a rapid pace. The initial marketing partnership commenced in 1996 with service to Canada and Mexico. Puerto Rico was added in 1997, with service to Alaska, Guam, and Hawaii added in 1998.

Revenue per hundred weight for 1998 was up 3.6% from levels experienced in 1997. Factors most impacting revenue per hundred weight were:
- General rate increases of approximately 5.5% and 5.5% to 5.9%, effective January 1, 1998 and November 1, 1998, respectively. The increases applied to the Company's interstate and intrastate common carrier freight rates published in its 5000 series tariff. The Company derives approximately 50% of its revenue from the 5000 tariff. The remaining revenue is derived from contracts and guarantees, which are negotiated throughout the year.
- A fuel surcharge, included in revenue, was in effect during 1997, but not in effect for the majority of 1998. The Company initiated a fuel surcharge, in effect from September 16, 1996 until January 7, 1998, to help recover the increased costs of fuel. This surcharge is tied to the Department of Energy's National Diesel Fuel Index and ranged from 0.7% to 1.6% during the time it was in effect. The surcharge was designed to suspend at the time this national index moved below $1.15 per gallon.

Management expects that growth in operating revenue is sustainable in the near term. The major focus for growth in operating revenue in the near term will be further penetration of existing markets. In addition, on April 19, 1999, the Company will increase its direct, all-points coverage to 30 states with the addition of Pennsylvania and New Jersey.

Operating Expenses
------------------
Operating expenses as a percentage of operating revenue improved to
93.9% in 1998 from 94.8% in 1997.   This overall improvement was
primarily attributable to:
- Operating supplies and expenses as a percentage of operating revenue improved to 8.0% in 1998 from 8.6% in 1997. This improvement primarily relates to lower diesel prices, which is partially offset by increased maintenance costs of equipment and facilities. Management expects that maintenance costs will continue to gradually increase as the Company's fleet ages.
- Depreciation as a percentage of operating revenue improved to 5.7% in 1998 from 6.0% in 1997. This improvement was largely due to the increased usage of operating lease financing of revenue equipment. Depreciation expense for 1998 was also reduced by a gain of approximately $965,000 recognized on revenue equipment disposals and recorded as a reduction of depreciation expense.
- Rents and purchased transportation as a percentage of operating revenue improved to 5.9% in 1998 from 6.4% in 1997. The improvement was a result of three principal reasons: 1) Short-term transportation equipment rental declined as compared with 1997.
  The August 1997 strike by the International Brotherhood of Teamsters against United Parcel Service created an increase in freight volumes resulting in a temporary need for additional equipment. 2) During the third quarter of 1998 the Company decreased its utilization of owner operators in its pick up and delivery operations, and 3) the Company's usage of purchased transportation in selected line haul lanes has declined in relation to overall mileage. These improvements were partially offset by increased usage of operating lease financing. Management expects rents and purchased transportation as a percentage of operating revenue to remain at current levels. The amount of rent expense, will however, be significantly impacted by future decisions as to the use of operating lease financing. Those decisions will be dependent upon the overall costs of ownership versus lease financing available at the time of asset additions.
Improvements in operating expenses as a percentage of operating revenue were partially offset by an increase in the following area:

- Salaries, wages and benefits as a percentage of operating revenue increased to 61.0% in 1998 from 60.8% in 1997. This increase was largely the result of significantly increased costs in the areas of workmen's compensation and health care. The increase was partially offset by improvements made in salaries and wages resulting from ongoing educational programs and changes in operations providing productivity gains in the form of improved pickup and delivery density, increased line haul load factor and more direct line haul schedules.

Other
-----
Interest expense as a percentage of operating revenue decreased to 1.6% in 1998, compared to 1.9% in 1997. This improvement is primarily the result of lower interest rates during 1998, as well as 1998 debt levels that were relatively constant as compared with an increased revenue base.

The effective tax rate of the Company was 40.6% for 1998, up from 39.2% for 1997. This increase was primarily due to higher federal tax rates applied to the increased level of 1998 taxable income. The increased federal tax was partially offset by reduced state tax expenses from state incentives on Company business expansions. Net income for 1998 was $27,501,000, up 54.5%, from $17,801,000 for
1997.


1997 Compared to 1996
---------------------

Operating Revenue
-----------------
Operating revenue for 1997 was $870,319,000, up 19.4%, compared to $729,042,000 for 1996. The growth in operating revenue was primarily the result of increased revenue per hundred weight and increased tonnage from new and existing customers.

Revenue per hundred weight for 1997 was up 6.8% from levels experienced in 1996. Factors contributing to the increase in revenue per hundred weight were:
- A general rate increase of approximately 5.9% effective January
  1, 1997. General rate increases initially affect approximately 45% of the Company's customers. The remaining customers' rates are determined by contracts and guarantees and are negotiated throughout the year.
- The Company initiated a fuel surcharge beginning September 16, 1996 to help recover the increased costs of fuel. This surcharge is tied to the Department of Energy's National Diesel Fuel Index and was 0.7% for LTL shipments as of December 31, 1997. The surcharge is designed to suspend at the time this national index moves below $1.15 per gallon. Effective January 7, 1998, the fuel surcharge was suspended.
- The percentage of the Company's total revenue that was derived from truckload shipments (greater than 10,000 pounds) declined to 5.7% during 1997 as compared to 6.7% during 1996.

Tonnage handled by the Company during 1997 increased 11.7% over levels handled during 1996. This increase in tonnage was mainly a result of the following:
- The Company continued to increase its market penetration into existing service territories, particularly those geographic areas added during 1995 and 1996. During 1995, the Company expanded its all-points coverage to the states of Colorado, Florida, Iowa, Nebraska, North Carolina, South Carolina and Wisconsin. 1996 expansions included the states of Delaware, Maryland, Minnesota, Virginia and West Virginia.
- The continued increase in intrastate tonnage following the deregulation of intrastate commerce effective January 1, 1995.
- Effective August 4, 1997, the Company increased its all-points coverage to 27 states with the addition of the state of New Mexico.

Operating Expenses
------------------
Operating expenses as a percentage of operating revenue improved to
94.8% in 1997 from 96.3% in 1996.   This overall improvement was
primarily attributable to:
- Salaries, wages and benefits as a percentage of operating
  revenue improved to 60.8% in 1997 from 60.9% in 1996. This improvement was largely the result of the increased usage of purchased transportation. However, salaries, wages and benefits as a percentage of operating revenue did not improve during 1997 to the degree anticipated by management. Improvement in this area was slower than expected principally due to the following factors: 1) slower than anticipated productivity gains resulting from operational changes initiated during 1996 and continued during 1997, 2) labor costs increased disproportionately in relation to operating revenue during the strike by the International Brotherhood of Teamsters against United Parcel Service during August of 1997, and 3) expenses incurred during 1997 to educate the workforce.
- Insurance as a percentage of operating revenue decreased to 3.0% in 1997 from 3.7% in 1996. This improvement was largely due to improved experience involving vehicle accidents and cargo claims.
- Depreciation as a percentage of operating revenue improved to 6.0% in 1997 from 6.4% in 1996. This improvement was largely due to the increased usage of purchased transportation and off-balance sheet financing of revenue equipment.
- Other expenses as a percentage of operating revenue improved to 4.2% in 1997 from 4.6% in 1996. This improvement was mostly due to decreased hotel costs for line haul drivers. The Company reconfigured its line haul network during the last half of 1996. The purpose of this reconfiguration was to place renewed emphasis on serving the regional and intrastate markets and to improve asset utilization. One of the benefits of this reconfiguration was that line haul drivers were required to spend less time in hotels.
- Operating taxes and licenses as a percentage of operating revenue improved to 4.1% in 1997 from 4.4% in 1996. There were two primary reasons for this improvement. The first was fuel tax expense as a percent of operating revenue decreased because of the increased utilization of purchased transportation. The second reason was that the line haul reconfiguration, coupled with the increased usage of purchased transportation, required few additions to the fleet during 1997. Therefore, licensing expenses declined as a percentage of operating revenue.
These improvements in operating expenses as a percentage of operating revenue were partially offset by increases in the following areas:
- Operating supplies and expenses as a percentage of operating revenue increased to 8.6% in 1997 from 8.2% in 1996. This increase primarily relates to increased maintenance costs of equipment and facilities. Fuel expenses as a percentage of operating revenue declined moderately during 1997 as compared to 1996 due to overall lower diesel prices and the increased use of purchased transportation during 1997.
- Rents and purchased transportation as a percentage of operating revenue increased to 6.4% in 1997 from 6.2% in 1996. This increase was primarily a result of the utilization of purchased transportation in selected lanes in order to improve asset utilization and decrease overall costs of operations.

Other
---------
Interest expense as a percentage of operating revenue decreased to 1.9% in 1997, compared to 2.0% in 1996.

The effective tax rate of the Company was 39.2% for 1997, up from 38.6% for 1996. This increase was mostly due to increased federal tax rates on higher levels of income. Net income for 1997 was $17,801,000, up 126.6%, from $7,856,000 for 1996.

LIQUIDITY AND CAPITAL RESOURCES
Capital requirements during 1998 consisted of $91,170,000 in investing activities. The Company invested $94,392,000 in capital expenditures during 1998 comprised of $26,959,000 in additional revenue equipment, $43,776,000 in new customer center facilities or the expansion of existing facilities and $23,657,000 in other equipment. Management expects capital expenditures for the full year of 1999 will be $100,000,000, primarily due to anticipated investments in new and existing customer center facilities. However, the actual amount of capital expenditures required in 1999 will be dependent on the growth rate of the Company, the timing and size of future expansions of service territory, and progress in site selection and construction of several customer center projects. At December 31, 1998, the Company had commitments for land, customer centers, revenue and other equipment of approximately $45,149,000.

The Company provided for its capital resource requirements in 1998 with cash from operations and financing activities. Cash from operations totaled $87,720,000 during 1998 compared to $76,284,000 provided by operations during 1997. Financing activities augmented cash flow by $4,969,000 in 1998, utilizing two primary sources of credit financing; the revolving line of credit and the Master Shelf facility.
- The Company experiences periodic cash flow fluctuations common to the industry. Cash outflows are heaviest during the first part of any given year while cash inflows are normally weighted towards the last two quarters of the year. To smooth these fluctuations and to provide flexibility to fund future growth, the Company utilizes a variable-rate, unsecured revolving line of credit of $160,000,000 provided by Bank of America (agent), Chase Bank of Texas, N.A., Wachovia Bank, N.A., ABN-AMRO Bank N.V. and Bank One. At December 31, 1998, $70,000,000 was outstanding on the revolving line of credit, leaving $90,000,000 available for borrowing. The Company also had $3,024,000 available under its short-term, unsecured revolving $15,000,000 line of credit with Bank of America. This line of credit is also used to obtain letters of credit required for its self-insurance program. At December 31, 1998, the Company had borrowings on the line of credit outstanding of $8,000,000 and had obtained letters of credit totaling $3,976,000 for this purpose.
- To assist in financing longer-lived assets, the Company has an uncommitted Master Shelf Agreement with the Prudential Insurance Company of America which provides for the issuance of up to $140,000,000 in medium to long-term unsecured notes at an interest rate calculated at issuance. At December 31, 1998, the Company had $125,250,000 outstanding under this facility.
Management expects that the Company's existing working capital and its available lines of credit are sufficient to meet the Company's commitments as of December 31, 1998, and to fund current operating and capital needs. However, if additional financing is required, management believes it will be available.

The Company uses off-balance sheet financing in the form of operating leases primarily in the following areas; land and structures, revenue equipment and other equipment. At December 31, 1998, future rental commitments on operating leases were $113,359,000 (See Note 6 of the Notes to Consolidated Financial Statements). The Company prefers to utilize operating leases for these areas and plans to use them in the future when such financing is available and suitable.

YEAR 2000 ISSUES
The Company recognizes the Year 2000 problem and has developed a Board of Director sponsored Project Plan that identifies all date related issues relating to the Company's Information Technology
(IT) applications, end user supported applications, IT infrastructure, embedded devices and business partners. At year-end 1998, all application modifications and infrastructure upgrades were completed with the exception of modifications required of certain document scanning systems. Completion of the plan for this application is expected by September 30, 1999. Final testing and production implementation of all other applications is expected to be completed by June 30, 1999. The Company's mission critical systems, written in-house, are already Year 2000 ready. At December 31, 1998, Year 2000 ready upgrades were installed for all purchased software. The costs incurred specifically to address Year 2000 readiness have not been and are not expected to become material to the Company because many of the systems did not require significant modifications to make them Year 2000 ready, were replaced for other business reasons or were already Year 2000 ready.

The Company has initiated discussions with its significant customers and suppliers to determine the extent to which the Company's interface systems would be vulnerable to those third parties' failure to remediate their own Year 2000 issues. The Company has not received written assurances from its significant customers and suppliers that their systems will be timely converted and would not have an adverse effect on the Company's systems. It is not possible at this time to quantify the amount of business that might be lost or the costs that could be incurred by the Company as a result of the Company's significant customers' and suppliers' failure to remediate their Year 2000 Issues.

To date, the Company has not established a contingency plan for possible Year 2000 issues. The Company will establish, where needed, contingency plans based on our actual testing experience. While the Company believes its efforts to address the Year 2000 Issue will be successful in avoiding any material adverse effect on the Company's operations, it recognizes that failure to resolve Year 2000 Issues on a timely basis could significantly limit its ability to process its daily business transactions for a period of time, especially if such failure is coupled with third party or infrastructure failures. Similarly, the Company could be significantly affected by the failure of one or more significant business partners or components of the infrastructure to conduct their respective operations after 1999. Adverse effects could include, but are not limited to, loss of communication links with customer centers, inability to process transactions, or engage in similar normal business activities.

The foregoing statements regarding the Company's state of readiness, costs of conversion, risks and contingency plans for Year 2000 are based on management's current estimates and evaluations using available information. There can be no assurances that management's estimates and evaluations will prove to be accurate, and actual results could differ materially from those currently anticipated. Factors which might cause material changes include, but are not limited to, the availability of Year 2000 personnel, the readiness of third parties and the Company's ability to respond to unforeseen Year 2000 complications.

MARKET RISK
Market risks relating to the Company's operations result primarily from changes in interest rates. The Company does not use financial instruments for trading purposes and is not a party to any derivatives. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The table presents the Company's debt obligations, principal cash flows, related weighted-average interest rates by expected maturity dates and fair values.

                     INTEREST RATE SENSITIVITY
               PRINCIPAL AMOUNT BY EXPECTED MATURITY
                       AVERAGE INTEREST RATE

                                                                                   FAIR
(DOLLARS IN THOUSANDS)                                          THERE-             VALUE
                     1999    2000     2001     2002     2003    AFTER     TOTAL    12/31/98
-------------------------------------------------------------------------------------------
Liabilities

Long-term Debt, Including Current Portion
 Fixed Rate         $11,679  $12,974  $14,700  $12,666  $12,625  $83,150  $147,794 $161,923
 Avg. Interest Rate    7.88%    7.91%    7.92%    7.90%    7.93%    8.09%
 Variable Rate      $ 8,000  $     -  $     -  $     -  $70,000  $     -  $ 78,000 $ 78,000
 Avg. Interest Rate    5.68%    5.76%    5.66%    5.68%    5.70%
-------------------------------------------------------------------------------------------

ENVIRONMENTAL
At December 31, 1998, the Company had no outstanding inquiries with any state or federal environmental agency.

INFLATION
Most of the Company's expenses are sensitive to inflation as increases in inflation generally result in increased costs. The effect of inflation on the operating results of the Company was minimal during 1998.

SEASONALITY
In the trucking industry, results of operations show a seasonal pattern because customers reduce shipments during winter months.
In addition, the Company's operating expenses as a percentage of operating revenues have historically been higher during the winter.

RECENT EVENTS
On January 11, 1999, the Company announced that on April 19, 1999, it will increase its direct, all-points coverage to 30 states with the addition of Pennsylvania and New Jersey. Intrastate, regional and interregional service will be provided by the opening of eleven customer centers.

         American Freightways Corporation and Subsidiaries

                    Consolidated Balance Sheets

               (In Thousands, Except Per Share Data)

                                            DECEMBER 31
                                           1998      1997
                                         --------  --------
ASSETS
Current assets:
 Cash and cash equivalents (Note 10)     $  3,274  $  1,755
 Trade receivables, less allowance for
  doubtful accounts (1998--$1,937,
  1997--$1,774)                            94,464    78,700
 Operating supplies and inventories         4,139     2,882
 Prepaid expenses                          11,318     8,671
 Deferred income taxes (Note 4)            19,089    13,306
 Income taxes receivable                    2,763         1
                                         --------  --------

Total current assets                      135,047   105,315

Property and equipment (Notes 3 and 6):
 Land and structures                      214,061   186,033
 Revenue equipment                        389,867   374,982
 Service, office and other equipment      136,160   114,075
 Land improvements                          3,600     2,973
 Construction in progress                  34,017    21,113
 Accumulated depreciation
  and amortization                       (272,960) (230,870)
                                         --------  --------
                                          504,745   468,306
Other assets:
 Bond funds (Notes 3 and 10)                  896       878
 Other                                      1,373     1,074
                                         --------  --------
                                            2,269     1,952
                                         --------  --------
                                         $642,061  $575,573
                                         ========  ========

                                            DECEMBER 31
                                           1998      1997
                                         --------  --------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Trade accounts payable                  $ 16,766  $ 12,910
 Accrued expenses (Note 2)                 70,809    54,114
 Current portion of long-term debt         19,679    11,497
                                         --------  --------
Total current liabilities                 107,254    78,521

Long-term debt, less current portion
 (Notes 3 and 10)                         206,115   210,411

Deferred income taxes (Note 4)             72,678    59,225

Shareholders' equity (Notes 3, 5, 7 and 8):
 Common stock, par value $.01 per share;
  authorized 250,000 shares; issued and
  outstanding 31,695 shares in 1998 and
  31,568 in 1997                              317       316
 Additional paid-in capital               106,053   104,832
 Retained earnings                        149,769   122,268
 Treasury stock, at cost; 15 shares in
  1998 and 0 in 1997                         (125)        -
                                         --------  --------
                                          256,014   227,416
Commitments (Note 6)
                                         --------  --------
                                         $642,061  $575,573
                                         ========  ========

See accompanying notes.

         American Freightways Corporation and Subsidiaries

                 Consolidated Statements of Income
               (In Thousands Except Per Share Data)

                                      YEAR ENDED DECEMBER 31
                                     1998      1997      1996
                                   --------  --------  --------
Operating revenue                  $986,286  $870,319  $729,042

Operating expenses and costs:
 Salaries, wages and benefits       601,813   528,695   444,041
 Operating supplies and expenses     79,219    75,085    59,640
 Operating taxes and licenses        41,687    35,339    31,827
 Insurance                           31,964    26,327    27,113
 Communications and utilities        17,361    14,907    13,822
 Depreciation and amortization       55,712    52,596    46,918
 Rents and purchased transportation  58,093    55,215    44,844
 Other                               40,227    36,899    33,728
                                   --------  --------  --------
                                    926,076   825,063   701,933
                                   --------  --------  --------
Operating income                     60,210    45,256    27,109

Other income (expense):
 Interest expense                   (15,530)  (16,256)  (14,708)
 Interest income                        307       247       137                                      247
 Gain (loss) on disposal of assets    1,203       (52)       90
 Other, net                             117        83       166
                                   --------  --------  --------
                                    (13,903)  (15,978)  (14,315)
                                   --------  --------  --------
Income before income taxes           46,307    29,278    12,794

Federal and state income
 taxes (Note 4):
 Current (credit)                    11,136     5,310    (3,093)
 Deferred                             7,670     6,167     8,031
                                   --------  --------  --------
                                     18,806    11,477     4,938
                                   --------  --------  --------
Net income                         $ 27,501  $ 17,801  $  7,856
                                   ========  ========  ========
Per share (Notes 1 and 8):
 Net income-basic                  $   0.87  $   0.57  $   0.25

 Net income-assuming dilution      $   0.87  $   0.56  $   0.25
                                   ========  ========  ========

Average shares outstanding
 (Notes 1 and 8):
 Basic                               31,624    31,372    31,070

 Assuming dilution                   31,689    31,672    31,266
                                   ========  ========  ========

See accompanying notes.

         American Freightways Corporation and Subsidiaries

          Consolidated Statements of Shareholders' Equity

                               COMMON STOCK   ADDITIONAL
                               -------------
                                       PAR    PAID-IN   RETAINED TREASURY
                               SHARES  VALUE  CAPITAL   EARNINGS STOCK    TOTAL
                               -------------------------------------------------
                                               (In Thousands)

Balances at January 1, 1996    30,931  $309  $ 98,514  $ 96,611  $   -  $195,434
 Stock option
  and purchase plans              311     3     3,005         -      -     3,008
 Net income                         -     -         -     7,856      -     7,856
                               -------------------------------------------------
Balances at December 31, 1996  31,242   312   101,519   104,467      -   206,298
 Stock option and
  and purchase plans              326     4     3,313         -      -     3,317
 Net income                         -     -         -    17,801      -    17,801
                               -------------------------------------------------
Balances at December 31, 1997  31,568   316   104,832   122,268      -   227,416
 Stock option
  and purchase plans              127     1     1,221         -      -     1,222
 Purchase of 15 treasury
  shares                            -     -         -         -   (125)    (125)
 Net income                         -     -         -    27,501      -    27,501
                               -------------------------------------------------
Balances at December 31, 1998  31,695  $317  $106,053  $149,769  $(125) $256,014
                               =================================================

See accompanying notes.

         American Freightways Corporation and Subsidiaries

               Consolidated Statements of Cash Flows

                                      YEAR ENDED DECEMBER 31
                                     1998      1997      1996
                                   ----------------------------
                                          (IN THOUSANDS)
OPERATING ACTIVITIES
Cash received from customers       $968,497  $856,742  $714,932
Cash paid to suppliers and
 employees                         (851,762) (763,134) (641,956)
Interest received                       307       247       137
Interest paid                       (15,438)  (15,635)  (14,413)
Income taxes (paid) received        (13,884)   (1,936)    4,552
                                   ----------------------------
Net cash provided by operating
activities                           87,720    76,284    63,252

INVESTING ACTIVITIES
Proceeds from sales of equipment      3,222     2,483     2,631
Capital expenditures                (94,392)  (67,880)  (107,383)

                                   -----------------------------
Net cash used by investing
 activities                         (91,170)  (65,397)  (104,752)

FINANCING ACTIVITIES
Proceeds from notes payable and
 long-term borrowings                45,657    55,400    78,000
Principal payments on long-term
 debt                               (41,771)  (71,731)  (37,392)
Proceeds from issuance of common
 stock                                1,208     2,805     2,644
Purchase of treasury stock             (125)        -         -
                                   ----------------------------
Net cash provided (used) by
 financing activities                 4,969   (13,526)   43,252
                                   ----------------------------
Net increase (decrease) in cash
 and cash equivalents                 1,519    (2,639)    1,752
Cash and cash equivalents at
 beginning of year                    1,755     4,394     2,642
                                   ----------------------------
Cash and cash equivalents at end
of year                            $  3,274  $  1,755  $  4,394
                                   ============================

         American Freightways Corporation and Subsidiaries

                                         YEAR ENDED DECEMBER 31
                                         1998     1997     1996
                                        -------------------------
                                             (IN THOUSANDS)
RECONCILIATION OF NET INCOME TO NET
 CASH PROVIDED BY OPERATING ACTIVITIES:
Net income                              $27,501  $17,801  $ 7,856
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Depreciation                           55,654   52,484   46,811
  Amortization                               58      112      107
  Provision for losses on accounts
   receivable                             2,142    1,633    1,721
  Current tax effect of exercise of
   stock options                             14       27      188
  (Gain) loss on sale of equipment       (1,203)      52      (90)
  Casualty loss on destroyed equipment      280      153      135
  Deferred income taxes                   7,670    6,167    8,031
  Changes in operating assets and
   liabilities:
   Trade receivables                    (17,906) (13,660) (14,275)
   Operating supplies and inventories    (1,257)    (389)    (357)
   Prepaid expenses                      (2,647)  (4,023)     856
   Income taxes receivable               (2,762)   3,096    1,271
   Other assets                            (375)     259      417
   Trade accounts payable                 3,856    3,485   (1,107)
   Accrued expenses                      16,695    8,836   11,688
                                        -------------------------
Total adjustments                        60,219   58,483   55,396
                                        -------------------------
Net cash provided by operating
activities                              $87,720  $76,284  $63,252
                                        =========================

See accompanying notes.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of American Freightways Corporation and its subsidiaries
(collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

BUSINESS

The Company primarily operates as a regional and an interregional, scheduled, for hire, less-than-truckload motor carrier, serving all points in 28 contiguous states from a network of 223 customer centers. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, credit losses have been within management's expectations.

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

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. For financial reporting purposes, the cost of such property is depreciated principally by the straight-line method over the estimated useful lives of 3 to 12 years for revenue and service equipment, 15 to 40 years for structures and improvements and 3 to 10 years for furniture and office equipment. For tax reporting purposes, accelerated depreciation or applicable cost recovery methods are used. Gains and losses are recognized in the year of disposal. Gains or losses on revenue equipment are recorded as adjustments to depreciation expense.

INSURANCE

As of December 31, 1998, the Company was generally self-insured up to specified limits for workers compensation and cargo loss and damage claims. In the states of Colorado, Delaware, Iowa, Maryland, Michigan, Minnesota, Nebraska, New Mexico, Texas and Wisconsin, however, workers' compensation claims are insured under a $1,000,000 deductible plan. In the state of North Dakota, workers' compensation claims are insured under the mandatory state plan as private plans are not permitted.

General and automobile liability claims are insured with a retention limit of $1,000,000 per occurrence, with excess coverage on a fully insured basis providing catastrophic coverage.

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

   Earnings per share-basic is computed based on the weighted average number of shares outstanding during each year.

   Earnings per share-assuming dilution is computed based on the weighted average number of shares outstanding during each year, adjusted to include common stock equivalents attributable to dilutive stock options.

Earnings per share amounts for 1996 have been restated to conform to SFAS No. 128 requirements.

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

RECENT ACCOUNTING PRONOUNCEMENTS

The Company adopted SFAS No. 130, "Reporting of Comprehensive
Income" in 1998. Because the Company had no other items of comprehensive income, the impact of adoption was not material.

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" which requires public business enterprises to report financial and descriptive information about its reportable segments. The Company has one business segment.

In March 1998, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".
Under the SOP, qualifying computer software costs are required to be capitalized and amortized against income over the software's estimated useful life. The SOP is effective for fiscal years beginning after December 15, 1998. The Company does not anticipate that the adoption of SOP 98-1 will have a material effect on earnings or the financial position of the Company.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement is effective for all quarters of fiscal years beginning after June 15, 1999 and establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability at its fair value. The Company does not anticipate that the adoption of SFAS No. 133 will have a material effect on earnings or the financial position of the Company.

RECLASSIFICATIONS

Certain amounts previously reported in 1997 and 1996 have been reclassified to conform with the 1998 presentation.

2. ACCRUED EXPENSES

                                          1998     1997
                                         ----------------
                                          (In Thousands)
Accrued salaries, wages and benefits     $25,546  $24,476
Taxes other than income                    7,098    3,910
Accident liability, cargo loss and
 damage, health, and workers'             33,892   23,194
 compensation claims reserves
Other                                      4,273    2,534
                                         ------------------
                                         $70,809  $54,114
                                         ==================

3. LONG-TERM DEBT

                                          1998      1997
                                        ------------------
                                          (In Thousands)
Bonds payable (1)                       $  6,360  $  6,700
Revolving credit agreements (2)           78,000    63,000
Mortgage notes (3)                           801       958
Unsecured senior notes (4)               140,250   151,250
Other-computer equipment (5)                 383         -
                                        ------------------
                                         225,794   221,908
Less current portion                     (19,679)  (11,497)
                                        ------------------
                                        $206,115  $210,411
                                        ==================

(1)Represents the Company's liability under a loan agreement with Arkansas Development Finance Authority, issuer of economic development revenue bonds to construct customer centers and a general office facility. The loan agreement provides that the Company will make payments sufficient to pay the principal and interest on the bonds. The bonds include a $370,000 term bond due in 1999 and a $5,990,000 term bond due in 2009. The bonds bear interest at fixed rates of 8.25% and 8.50%, respectively, and are collateralized by land and structures with a net book value of $7,721,000 at December 31, 1998. The loan agreement requires that certain bond service funds be maintained. As of December 31, 1998, there was $896,000 in a debt service reserve fund. Mandatory annual sinking fund redemption payments began in 1995.

(2)The revolving credit agreements at December 31, 1998, include an unsecured revolving credit agreement which provides for available borrowings of $160,000,000. Borrowings under this revolving credit agreement at December 31, 1998 totaled $70,000,000. The term of this agreement extends to April 1, 2003 (unless terminated or renewed). Interest is applied to outstanding borrowings at variable interest rates based on the London Interbank rate or the prime rate. The weighted average rate on outstanding borrowings at December 31, 1998 was 6.12%. The agreement contains covenants which limit, among other things, indebtedness, loans, investments and dividend payments, as well as require the Company to meet certain financial tests. The Company pays an annual commitment fee based on the unused commitment. At December 31, 1998, the commitment fee was 0.1875%. As of December 31, 1998, the amount available for additional borrowing under this line of credit was $90,000,000.

   The Company also has $15,000,000 of available borrowings and letters of credit at December 31, 1998, under a separate unsecured revolving credit agreement. The terms of this agreement provide for borrowings up to $15,000,000 at a rate of interest agreed upon at the time of any borrowings. Borrowings outstanding at December 31, 1998 totaled $8,000,000 with an interest rate of 6.63%. This agreement matures March 31, 1999, unless terminated or renewed. At December 31, 1998, the Company had utilized this line of credit to obtain letters of credit totaling $3,976,000.

(3)Mortgage notes are due monthly or annually to November 2003 at an average interest rate of 8.30%. The notes are collateralized by land and structures with a net book value of $4,452,000 at December 31, 1998.

(4)Includes an unsecured senior note for $15,000,000 payable in equal annual installments of $5,000,000 through November 2001.
   The note bears interest at a fixed rate of 8.91% payable semi-annually.

   Also includes seven notes totaling $125,250,000; all issued under an unsecured and uncommitted $140,000,000 Master Shelf
   Agreement with the following characteristics:

         OUTSTANDING                     INTEREST
          PRINCIPAL        MATURITY DATE   RATE
         ---------------------------------------
         $ 5,250,000       August 2000     6.25%
           4,000,000       October 2000    6.00
           6,000,000       April 2001      7.55
          15,000,000       January 2005    8.85
          20,000,000       June 2005       6.92
          25,000,000       May 2006        7.51
          50,000,000       April 2012      8.11

   All notes have fixed interest rates, payable quarterly. These note agreements contain covenants which limit, among other things, loans, indebtedness, investments and dividend payments, and require the Company to meet certain financial tests.

(5)Represents the Company's liability under a loan agreement with IBM Credit Corporation. Payments are due monthly until June
   2001.  The note bears interest at 5.51%

Annual maturities on long-term debt are $19,679,000 in 1999, $12,974,000 in 2000, $14,700,000 in 2001, $12,666,000 in 2002,
$82,625,000 in 2003 and $83,150,000 thereafter.

Interest costs of $1,044,000, $831,000 and $1,655,000 in 1998,
1997, and 1996, respectively, were capitalized as part of the construction cost of certain property and equipment.

4. FEDERAL AND STATE INCOME TAXES

Significant components of the Company's deferred tax liabilities and assets as of December 31, 1998 and 1997, respectively, are as follows:

                                               1998     1997
                                              ----------------
                                              (In Thousands)
Noncurrent deferred tax liabilities:
 Tax over book depreciation                   $74,361  $70,983
 Alternative minimum tax credit carryover           -  (10,525)
 State loss and credit carryovers              (1,683)  (1,233)
                                              ----------------
Net noncurrent deferred tax liabilities       $72,678  $59,225
                                              ================

Current deferred tax assets:
 Accrued expenses not deductible until paid   $18,498  $12,826
 Allowance for doubtful accounts                  507      437
 Revenue recognition differences                1,016      767
                                              ----------------
Total current deferred tax assets              20,021   14,030

Current deferred tax liabilities:
 Prepaid expenses                                (932)    (724)
                                              ----------------
Net current deferred tax assets               $19,089  $13,306
                                              ================

The reconciliation between the effective income tax rate and the statutory federal income tax rate is presented in the following table:

                                          1998    1997    1996
                                         -----------------------
                                             (In Thousands)
Income tax at the statutory federal
 rate of 35%                             $16,207 $10,247 $ 4,478
Federal income tax effects of:
 State income taxes                         (666)   (552)   (280)
 Nondeductible expenses                      480     405     340
 Effects of rates on taxable income
  above (below) $15,000,000                  882    (150)   (400)
 Other                                         -     (49)      -
                                         -----------------------
Federal income taxes                      16,903   9,901   4,138
State income taxes                         1,903   1,576     800
                                         -----------------------
                                         $18,806 $11,477 $ 4,938
                                         =======================
Effective income tax rate                   40.6%   39.2%   38.6%
                                         =======================

Tax benefits of stock option and purchase plans recorded as paid-in capital and which did not reduce income tax expense amounted to $14,000, $512,000 and $364,000 in 1998, 1997 and 1996,
respectively.

5. EMPLOYEE BENEFIT AND COMPENSATION PLANS

STOCK PURCHASE PLAN

The Company maintains a stock purchase plan covering substantially all employees of the Company. A total of 487,454 shares of common stock remain reserved for issuance under this plan at December 31, 1998. Each year, an eligible employee can purchase the greater of 200 shares or $1,200 of stock. The price per share is 85% of the lower of the fair market value at the date of grant or the date of exercise, which is one year from the date of grant.

Shares have been issued during 1996, 1997 and 1998 as follows:

                                  NUMBER OF    PER SHARE
ISSUE DATE                        SHARES       EXERCISE
                                  ISSUED       PRICE
--------------------------------------------------------
April 30, 1996                     90,284       $12.86
October 31, 1996                  100,622         8.39
April 30, 1997                     71,557        12.01
October 31, 1997                   87,397         8.29
April 30, 1998                     59,297        10.20
October 31, 1998                   70,318         7.23

During 1998 employees enrolled for options to purchase 224,321 shares under the plan. In accordance with plan provisions, the shares must be purchased during 1999.

STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

The 1993 Stock Option Plan provides for the issuance of qualified or nonqualified options to purchase common stock of the Company, and the awarding of stock appreciation rights payable in shares or cash. The stock appreciation rights currently outstanding were issued in 1993 and are payable only in cash. No option or right may be issued for less than the fair market value of the stock on the date of grant. The options and rights vest over a five year period from the date of grant and will expire if not exercised after ten years from the date of grant. The Company also reserves shares for issuance under the Chairman Stock Option Plan and the Nonemployee Director Stock Option Plans.

Collective activity within the plans is summarized as follows:

                                    STOCK       SHARES                 WEIGHTED
                                 APPRECIATION   UNDER                  AVERAGE
                                    RIGHTS      OPTION    PRICE RANGE  PRICE
                                  ---------------------------------------------
Outstanding at January 1, 1996    138,290    1,497,780  $ 3.00 -$22.13  $12.86
Granted                                 -      309,000   10.32 - 10.47   15.69
Exercised                          (3,660)    (140,210)   4.25 - 13.07    6.46
Canceled                          (11,580)    (100,800)   6.32 - 21.38   13.66
                                  ---------------------------------------------
Outstanding at December 31, 1996  123,050    1,565,770    3.00 - 22.13   12.93
Granted                                 -      414,200   11.00 - 15.94   11.16
Exercised                         (20,940)    (176,340)   3.00 - 17.88    8.36
Canceled                          (11,460)    (204,460)   6.31 - 21.38   12.92
                                  ---------------------------------------------
Outstanding at December 31, 1997   90,650    1,599,170    3.00 - 22.13   13.06
Granted                                 -      515,550    9.69 - 11.31   10.12
Exercised                               -      (13,080)   6.31 -  7.63    7.50
Canceled                           (3,600)     (93,850)   6.31 - 22.13   12.58
                                  ---------------------------------------------
Outstanding at December 31, 1998   87,050    2,007,789  $ 3.00 -$22.13  $12.33
                                  =============================================

The following table summarizes information concerning currently outstanding and exercisable options:

                           OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
                    ---------------------------------  ---------------------

                                 WEIGHTED
 RANGE OF                        AVERAGE     WEIGHTED               WEIGHTED
 EXERCISE              NUMBER    REMAINIING  AVERAGE                AVERAGE
  PRICES            OUTSTANDING  LIFE        EXERCISE  NUMBER       EXERCISE
                                 (YEARS)     PRICE     EXERCISABLE  PRICE
----------------------------------------------------------------------------
$3-$5                  18,000      0.3       $ 3.00       18,000    $  3.00
$5-$10                195,280      5.0         8.26      115,280       7.27
$10-$15             1,505,320      6.1        11.54      725,267      12.64
$15-$20               127,410      5.3        17.77       96,477      17.84
Greater than $20      161,780      5.5        21.38       96,060      21.38
                    ------------------                 ---------
Total               2,007,790      5.8                 1,051,084
                    ==================                 =========

The number of shares of common stock reserved for granting future options under these plans was 864,870, 1,460,950 and 1,686,770, at December 31, 1998, 1997, and 1996, respectively. At December 31, 1998, options were exercisable to purchase 1,051,084 shares.

There was no benefit or expense related to the change in value of stock appreciation rights for 1998, 1997 or 1996.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation expense. If the Company had elected to recognize compensation expense based on the fair value of options granted at grant date as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", net income and earnings per share-assuming dilution would have been reduced to the pro forma amounts indicated in the table below:

(in thousands except per share amounts)     1998     1997     1996
                                           ---------------------------
Net income - as reported                   $27,501  $17,801  $ 7,856
Net income - pro forma                      26,219   16,951    6,799
Earnings per share-assuming dilution
 - as reported                                0.87     0.56     0.25
Earnings per share-assuming dilution
 - pro forma                               $  0.83  $  0.54  $  0.22

The pro forma effect on net income for the years presented is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

The fair value of options was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                1998               1997               1996
                         Option    Purchase  Option   Purchase  Option  Purchase
                          Plans     Plans     Plans    Plans      Plans  Plans
                         -------------------------------------------------------
Expected dividend yield         0%      0%         0%      0%         0%      0%
Expected stock price
 volatility                  33.8%   38.5%      29.8%   34.9%      26.9%   30.6%
Risk-free interest rate      5.62%   4.63%      6.06%   5.69%      5.42%   5.54%
Expected life of options 4.3 years  1 year  4.4 years  1 year  4.4 years  1 year
Weighted average
 value per option            $3.68   $2.58      $3.87   $3.65      $3.29   $2.84

RETIREMENT PLAN

The Company maintains a profit sharing plan for the benefit of all eligible employees. The plan qualifies under Section 401(k) of the Internal Revenue Code thereby allowing eligible employees to make tax deferred contributions to the plan. The plan permits, at the discretion of the Board of Directors, elective and matching employer contributions. During 1998, the Company made elective contributions of 2 1/2% of each eligible participant's compensation, in addition to a 25% match of the first 6% of compensation contributed by participants. The Company's contributions to the plan totaled $12,717,000, $10,786,000 and $8,313,000 for 1998, 1997
and 1996, respectively.

6. LEASES AND COMMITMENTS

Rent expense, exclusive of amounts related to purchased transportation, totaled approximately $31,324,000 for 1998, $25,054,000 for 1997 and $26,118,000 for 1996. The future minimum rental commitments under noncancelable operating leases having initial or remaining terms in excess of one year as of December 31, 1998 are as follows:

                                             REVENUE    OTHER
                        TOTAL    STRUCTURES  EQUIPMENT  EQUIPMENT
                        ---------------------------------------
                                   (In Thousands)
1999                    $ 31,716  $  5,189   $ 14,316  $ 12,211
2000                      29,903     2,887     14,316    12,700
2001                      19,148     1,796     13,539     3,813
2002                      15,297     1,303     13,787       207
2003                      10,117       713      9,404         -
Thereafter                 7,178     1,653      5,525         -
                        ---------------------------------------
                        $113,359  $ 13,541   $ 70,887  $ 28,931
                        =======================================

Certain leases have renewal options for periods from one to five years at the fair rental value of the related property at renewal. Certain of the lease agreements contain fixed price purchase options. The lease agreements require the lessee to pay property taxes, maintenance and operating expenses.

Commitments for land, customer centers and revenue equipment
(including the cost to complete construction in progress) aggregated approximately $45,149,000 at December 31, 1998.

7. COMMON STOCK

On August 17, 1998, the Company declared a dividend of one common share purchase right ("Right") for each outstanding share of common stock, ("Common Shares") of the Company at August 31, 1998 and generally to shares issuable after that date. The Rights are not currently exercisable and will automatically trade with the common stock. However, if a person or group acquires more than 15% of the Common Shares or announces a tender or exchange offer for more than 15% of the Common Shares, the Rights will become exercisable and each right holder (other than the prospective acquiror) may use the Rights to purchase $25 worth of Common Shares at one half of the then market price. The Rights will expire on August 17, 2003, unless extended or earlier redeemed.

8. EARNINGS PER SHARE

Net income for purposes of basic earnings per share and earnings per share-assuming dilution was $27,501,000, $17,801,000 and $7,856,000 for the years 1998, 1997 and 1996, respectively. A reconciliation of average shares outstanding for both computations is presented below:

                                                 1998    1997    1996
                                                ---------------------
                                                    (In Thousands)
Average shares outstanding-basic                31,624  31,372  31,070
Effect of dilutive stock options                    65     300     196
                                                ----------------------
Average shares outstanding-assuming dilution    31,689  31,672  31,266
                                                ======================

Antidilutive stock options are not included in the earnings per share calculation. Average antidilutive options were 1,545,000, 489,000 and 921,000 for 1998, 1997 and 1996, respectively.

9. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1998 and 1997:

                                         THREE MONTHS ENDED
                                MARCH     JUNE    SEPTEMBER  DECEMBER
                                 31        30        30         31
                               --------------------------------------
                               (In Thousands, Except Per Share Data)
1998
Operating revenue              $230,649  $246,402  $254,047  $255,188
Operating expenses and costs    221,344   230,515   236,835   237,382
Net income                        3,172     7,658     8,191     8,480
Net income per share:
     Basic                          .10       .24       .26       .27
     Assuming dilution         $    .10  $    .24  $    .26  $    .27

Average shares outstanding:
     Basic                       31,568    31,612    31,639    31,679
     Assuming dilution           31,625    31,752    31,670    31,710

                                         THREE MONTHS ENDED
                               MARCH      JUNE    SEPTEMBER  DECEMBER
                                31         30        30         31
                               --------------------------------------
                               (In Thousands, Except Per Share Data)
1997
Operating revenue              $193,051  $219,088  $233,760  $224,419
Operating expenses and costs    186,649   203,516   216,775   218,122
Net income                        1,458     6,986     7,895     1,462
Net income per share:
     Basic                          .05       .22       .25       .05
     Assuming dilution         $    .05  $    .22  $    .25  $    .05

Average shares outstanding:
     Basic                       31,258    31,301    31,414    31,515
     Assuming dilution           31,490    31,597    31,811    31,790

10. FAIR VALUES OF FINANCIAL INSTRUMENTS

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

The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows (in thousands):

                              CARRYING       FAIR
                              AMOUNT         VALUE
                              ----------------------
1998
Cash and cash equivalents     $  3,274      $  3,274
Bond funds                         896           896
Long-term debt                 225,794       239,923

1997
Cash and cash equivalents     $  1,755      $  1,755
Bond funds                         878           878
Long-term debt                 221,908       232,777

         Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
American Freightways Corporation

We have audited the accompanying consolidated balance sheets of American Freightways Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Freightways Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

/s/Ernst & Young LLP
Little Rock, Arkansas
January 20, 1999