Form 10-K405, Exhibit 13
period 1999-12-31
AMERICAN FREIGHTWAYS CORP
filed 2000-03-14
CIK 846729

Exhibit 13

Management's Discussion and Analysis of Financial
Condition and Results of Operations

The following table sets forth, for the periods indicated, the percentages of operating expenses and other items to operating revenue:

	1999	1998	1997
	----------------------------------------------
Operating revenue	100.0%	100.0%	100.0%
Operating expenses and costs:
Salaries, wages and benefits	60.0%	61.0%	60.8%
Operating supplies and expenses	7.9%	8.0%	8.6%
Operating taxes and licenses	3.9%	4.2%	4.1%
Insurance	3.2%	3.2%	3.0%
Communications and utilities	1.6%	1.8%	1.7%
Depreciation and amortization	5.1%	5.7%	6.0%
Rents and purchased transportation	6.0%	5.9%	6.4%
Other	4.2%	4.1%	4.2%
	----------------------------------------------
Total operating expenses and costs	91.9%	93.9%	94.8%
	----------------------------------------------
Operating income	8.1%	6.1%	5.2%
Interest expense	1.3%	1.6%	1.9%
Other income, net	0.2%	0.2%	0.1%
	----------------------------------------------
Income before income taxes	7.0%	4.7%	3.4%
Income taxes	2.9%	1.9%	1.3%
	----------------------------------------------
Net income	4.1%	2.8%	2.1%
	===============================

RESULTS OF OPERATIONS
1999 Compared to 1998

Operating Revenue

Operating revenue for 1999 was $1,166,675,000, up 18.3%, compared to $986,286,000 for 1998. The growth in operating revenue was primarily the result of increased revenue per hundred weight and increased tonnage from new and existing customers.

Tonnage handled by the Company during 1999 increased 11.5% over levels handled during 1998. This increase in tonnage was mainly a result of the following:

  Effective April 19, 1999, the Company increased its all-points coverage to 30 states with the additions of the states of New Jersey and Pennsylvania. Then, on October 11, 1999, the Company added the states of North Dakota and South Dakota to its all-points coverage.

  The Company continued to increase its market penetration into existing service territories, particularly those geographic areas added during recent years. During 1995, the Company expanded its all-points coverage to the states of Colorado, Florida, Iowa, Nebraska, North Carolina, South Carolina and Wisconsin. 1996 expansions included the states of Delaware, Maryland, Minnesota, Virginia and West Virginia. 1997 and 1998 expansions included the states of New Mexico and Michigan, respectively.

Revenue per hundred weight for 1999 was up 6.1% from levels experienced in 1998. The factor most impacting revenue per hundred weight was:

  A general rate increase of approximately 5.5% to 5.9% went into effect on November 1, 1998, which impacted rates until October 1999. On October 1, 1999, another general rate increase, averaging 5.2%, went into effect. The increases applied to the Company's interstate and intrastate common carrier freight rates published in its 5000 series tariff. The company derives approximately 50% of its revenue from the 5000 tariff. The remaining revenue is derived from contracts and guarantees, which are negotiated throughout the year.

Management expects that growth in operating revenue is sustainable in the near term. In April 2000 the Company will increase its direct, all-points coverage to 39 states with the addition of Connecticut, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont.

Operating Expenses

Operating expenses as a percentage of operating revenue improved to 91.9% in 1999 from 93.9% in 1998. This overall improvement was primarily attributable to:

  Salaries, wages and benefits as a percentage of operating revenue improved to 60.0% in 1999 from 61.0% in 1998. The decrease is primarily the result of improvements made in wages resulting from ongoing educational programs and changes in operations providing productivity gains in the form of improved pickup and delivery density, increased line haul load factor and more direct line haul schedules. This improvement was partially offset by increased costs in the area of workmen's compensation.

  Operating supplies and expenses as a percentage of operating revenue improved to 7.9% in 1999 from 8.0% in 1998. The slight improvement is partially the result of the Company's fuel surcharge, which is included as a reduction in operating supplies and expenses in 1999. The fuel surcharge was reinstated on August 11, 1999 to help recover the increased costs of fuel. The fuel surcharge is tied to the Department of Energy's National Diesel Fuel Index and is designed to suspend at the time this national index moves below $1.15 per gallon. The surcharge has ranged from 0.7% to 1.6% during 1999 and remains in effect at this time.

  Operating taxes and licenses as a percentage of operating revenue improved to 3.9% in 1999 from 4.2% in 1998. The improvement was primarily the result of fuel tax expense as a percentage of operating revenue decreasing because of the increased utilization of purchased transportation and constant fuel tax rates relative to increasing revenue yields.

  Depreciation and amortization as a percentage of operating revenue improved to 5.1% in 1999 from 5.7% in 1998. This improvement was due to improved utilization of equipment and the increased usage of operating lease financing of revenue equipment. Depreciation expense for 1999 was also reduced by a gain of approximately $853,000 recognized on revenue equipment disposals and recorded as a reduction of depreciation expense. A similar gain was also recognized in 1998.

Improvements in operating expenses as a percentage of operating revenue were partially offset by an increase in the following area:

  Rents and purchased transportation as a percentage of operating revenue increased to 6.0% in 1999 from 5.9% in 1998. The increase was the result of two principal reasons: 1) the increased usage of operating lease financing of revenue equipment and 2) the Company's increased usage of purchased transportation in selected line-haul lanes relative to overall mileage. These increases were offset by the decreased utilization of owner operators in pickup and delivery operations beginning in the third quarter of 1998. Management expects rents and purchased transportation as a percentage of operating revenue to remain at current levels.

Other

Interest expense as a percentage of operating revenue decreased to 1.3% in 1999, compared to 1.6% in 1998. This improvement is primarily the result of lower interest rates during the first part of 1999, as well as 1999 debt levels that were relatively constant during much of the year as compared with an increased revenue base.

The effective tax rate of the Company was 40.9% for 1999, up from 40.6% for 1998. This increase was mostly due to increased state tax rates. Net income for 1999 was $48,116,000, up 75.0%, from $27,501,000 for 1998.

1998 Compared to 1997

Operating Revenue

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

  Freight volumes handled with marketing partners in Alaska, Canada, Guam, Hawaii, Mexico and Puerto Rico continued to increase at a rapid pace. The initial marketing partnership commenced in 1996 with service to Canada and Mexico. Puerto Rico was added in 1997, with service to Alaska, Guam and Hawaii added in 1998.

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

  A fuel surcharge, included in revenue during 1998 and 1997, was in effect during 1997, but not in effect for the majority of 1998. The Company initiated a fuel surcharge, in effect from September 16, 1996 until January 7, 1998, to help recover the increased costs of fuel. This surcharge is tied to the Department of Energy's National Diesel Fuel Index and ranged from 0.7% to 1.6% during the time it was in effect. The surcharge was designed to suspend at the time this national index moved below $1.15 per gallon.

Operating Expenses

Operating expenses as a percentage of operating revenue improved to 93.9% in 1998 from 94.8% in 1997. This overall improvement was primarily attributable to:

  Operating supplies and expenses as a percentage of operating revenue improved to 8.0% in 1998 from 8.6% in 1997. This improvement primarily related to lower diesel prices, which was partially offset by increased maintenance costs of equipment and facilities.

  Depreciation as a percentage of operating revenue improved to 5.7% in 1998 from 6.0% in 1997. This improvement was largely due to the increased usage of operating lease financing of revenue equipment. Depreciation expense for 1998 was also reduced by a gain of approximately $965,000 recognized on revenue equipment disposals and recorded as a reduction of depreciation expense. There were no such disposals in 1997.

  Rents and purchased transportation as a percentage of operating revenue improved to 5.9% in 1998 from 6.4% in 1997. The improvement was a result of three principal reasons: 1) Short-term transportation equipment rental declined as compared with 1997. The August 1997 strike by the International Brotherhood of Teamsters against United Parcel Service created an increase in freight volumes resulting in a temporary need for additional equipment. 2) During the third quarter of 1998 the Company decreased its utilization of owner operators in its pickup and delivery operations, and 3) the Company's usage of purchased transportation in selected line haul lanes has declined in relation to overall mileage. These improvements were partially offset by increased usage of operating lease financing.

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

Other

Interest expense as a percentage of operating revenue decreased to 1.6% in 1998, compared to 1.9% in 1997. This improvement was primarily the result of lower interest rates during 1998, as well as 1998 debt levels that were relatively constant as compared with an increased revenue base.

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

LIQUIDITY AND CAPITAL RESOURCES

Capital requirements during 1999 consisted of $135,564,000 in investing activities. The Company invested $142,483,000 in capital expenditures during 1999 comprised of $40,154,000 in additional revenue equipment, $80,117,000 in new customer center facilities or the expansion of existing facilities and $22,212,000 in other equipment. Management expects capital expenditures for the full year of 2000 will be $148,000,000, primarily due to anticipated investments in new and existing customer center facilities. However, the actual amount of capital expenditures required in 2000 will be dependent on the growth rate of the Company and the timing and size of any future expansions of service territory, and progress in site selection and construction of several customer center projects. At December 31, 1999, the Company had commitments for land, customer centers, revenue and other equipment of approximately $57,209,000.

The Company provided for its capital resource requirements in 1999 with cash from operations and financing activities. Cash from operations totaled $93,145,000 during 1999 compared to $87,720,000 provided by operations during 1998. Financing activities augmented cash flow by $44,490,000 in 1999, utilizing the primary sources of credit financing; revolving lines of credit and the Master Shelf facility.

  The Company experiences periodic cash flow fluctuations common to the industry. Cash outflows are heaviest during the first part of any given year while cash inflows are normally weighted towards the last two quarters of the year. To smooth these fluctuations and to provide flexibility to fund future growth, the Company utilizes a variable-rate, unsecured revolving line of credit of $160,000,000 provided by Bank of America (agent), Chase Bank of Texas, N.A., Wachovia Bank, N.A., ABN-AMRO Bank N.V. and Bank One. At December 31, 1999, $129,000,000 was outstanding on the revolving line of credit, leaving $31,000,000 available for borrowing. The Company also has a short-term, unsecured revolving $15,000,000 line of credit with Bank of America. At December 31, 1999, there were no borrowings outstanding on this line of credit. The line of credit is also used to obtain letters of credit for the Company's self-insurance program. At December 31, 1999, the Company had obtained letters of credit totaling $2,501,000 for this purpose.

  To assist in financing longer-lived assets, the Company has an uncommitted Master Shelf Agreement with the Prudential Insurance Company of America which provides for the issuance of up to $190,000,000 in medium to long-term unsecured notes at an interest rate calculated at issuance. At December 31, 1999, the Company had $119,250,000 outstanding under this facility.

  During 1999, the Company entered into a short-term, variable-rate, unsecured revolving line of credit of $20,000,000 provided by The Bank of Tokyo-Mitsubishi, Ltd. At December 31, 1999, the Company had $20,000,000 available under this short-term line of credit.

Management expects that the Company's existing working capital and its available lines of credit are sufficient to meet the Company's commitments as of December 31, 1999, and to fund current operating and capital needs. However, if additional financing is required, management believes it will be available.

The Company uses off-balance sheet financing in the form of operating leases primarily in the following areas; land and structures, revenue equipment and other equipment. At December 31, 1999, future rental commitments on operating leases were $143,715,000 (See Note 6 of the Notes to Consolidated Financial Statements). The Company prefers to utilize operating leases for these areas and plans to use them in the future when such financing is available and suitable.

The industry in which the Company operates is undergoing consolidation, and, as a result, the Company is from time to time presented with opportunities to acquire the operations of other carriers. Should the Company choose to pursue any of these opportunities, it may issue securities and/or incur debt.

YEAR 2000 ISSUES

The Company established contingency plans for all mission critical systems as well as significant customers and suppliers. These plans were reviewed and enhanced as additional information from significant customers and suppliers became available. The costs incurred specifically to address Year 2000 readiness were not material to the Company because the systems 1) did not require significant modifications to make them Year 2000 ready, 2) were replaced for other business reasons or 3) were already Year 2000 ready. Since entering the Year 2000, the Company has not experienced any major disruptions impacting its customers or suppliers. The Company does not anticipate any additional Year 2000 issues, but it recognizes that failure to resolve any further Year 2000 issues on a timely basis could significantly limit its ability to process its daily business transactions for a period of time, especially if such failure is coupled with third party or infrastructure failures. Similarly, the Company could be significantly affected by the failure of one or more significant business partners or components of the infrastructure to conduct their respective operations after 1999. Adverse effects could include, but are not limited to, loss of communication links with customer centers, inability to process transactions or engage in similar normal business activities.

The foregoing statements regarding the Company's state of readiness, costs of conversion, risks and contingency plans for Year 2000 are based on management's current estimates and evaluations using available information. There can be no assurances that management's estimates and evaluations will prove to be accurate, and actual results could differ materially from those currently anticipated. Factors which might cause material changes include, but are not limited to, the readiness of third parties and the Company's ability to respond to unforeseen Year 2000 complications.

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

Interest Rate Sensitivity
Principal Amount by Expected Maturity
Average Interest Rate
(Dollars in Thousands)	2000	2001	2002	2003	2004	There-after	Total	Fair Value 12/31/99
Liabilities
Long-Term Debt, Including Current Portion
Fixed Rate	$13,030	$14,735	$12,681	$12,619	$12,540	$70,110	$135,715	$134,965
Avg. Interest Rate	7.72%	7.76%	7.72%	7.75%	7.78%	7.95%

Variable Rate	$-	$-	$-	$129,000	$-	$-	$129,000	$129,000
Avg. Interest Rate	6.25%	6.60%	6.70%	6.80%	6.83%

ENVIRONMENTAL

At December 31, 1999, the Company had no outstanding inquiries with any state or federal environmental agency.

INFLATION

Most of the Company's expenses are sensitive to inflation as increases in inflation generally result in increased costs. The effect of inflation on the operating results of the Company was minimal during 1999.

SEASONALITY

In the trucking industry, results of operations show a seasonal pattern because customers reduce shipments during winter months. In addition, the Company's operating expenses as a percentage of operating revenues have historically been higher during the winter.

RECENT EVENTS

On January 19, 2000, the Company announced that on April 17, 2000, it will open 17 additional customer centers to complete its coverage of the northeastern United States, extending service to the states of Connecticut, Maine, Massachusetts, New Hampshire, New York, Rhode Island and Vermont.

American Freightways Corporation and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except Per Share Data)

	December 31,
	1999	1998
	-------------------------------
Assets
Current assets:
Cash and cash equivalents (Note 10)	$5,345	$3,274
Trade receivables, less allowance for doubtful accounts (1999 - $3,016, 1998 - $1,937)	128,417	94,464
Operating supplies and inventories	4,946	4,139
Prepaid expenses	14,520	11,318
Deferred income taxes (Note 4)	17,922	19,089
Income taxes receivable	9,760	2,763
	-------------------------------
Total current assets	180,910	135,047
Property and equipment (Notes 3 and 6):
Land and structures	271,376	214,061
Revenue equipment	411,967	389,867
Service, office and other equipment	156,443	136,160
Land improvements	4,551	3,600
Construction in progress	52,854	34,017
Accumulated depreciation and amortization	(314,264)	(272,960)
	-------------------------------
	582,927	504,745
Other assets:
Bond funds (Notes 3 and 10)	358	896
Other	2,660	1,373
	-------------------------------
	3,018	2,269
	-------------------------------
	$766,855	$642,061
	=====================

	December 31,
	1999	1998
	-------------------------------
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	$25,729	$16,766
Accrued expenses (Note 2)	90,655	70,809
Current portion of long-term debt	13,030	19,679
	-------------------------------
Total current liabilities	129,414	107,254
Long-term debt, less current portion (Notes 3 and 10)	251,685	206,115
Deferred income taxes (Note 4)	75,032	72,678
Shareholders' equity (Notes 3, 5, 7 and 8):
Common stock, par value $.01 per share; authorized 250,000 shares; issued and outstanding 32,259 shares in 1999 and 31,695 in 1998	323	317
Additional paid-in capital	112,641	106,053
Retained earnings	197,885	149,769
Treasury stock, at cost; 15 shares in 1999 and 1998	(125)	(125)
	-------------------------------
	310,724	256,014
Commitments (Note 6)	-------------------------------
	$766,855	$642,061
	=====================

See accompanying notes.

American Freightways Corporation and Subsidiaries

Consolidated Statements of Income
(In Thousands, Except Per Share Data)

	Year ended December 31,
	1999	1998	1997
	---------------------------------------------
Operating revenue	$1,166,675	$986,286	$870,319
Operating expenses and costs:
Salaries, wages and benefits	700,139	601,813	528,695
Operating supplies and expenses	92,550	79,219	75,085
Operating taxes and licenses	45,291	41,687	35,339
Insurance	37,617	31,964	26,327
Communications and utilities	19,018	17,361	14,907
Depreciation and amortization	58,984	55,712	52,596
Rents and purchased transportation	69,679	58,093	55,215
Other	49,029	40,227	36,899
	---------------------------------------------
	1,072,307	926,076	825,063
	---------------------------------------------
Operating income	94,368	60,210	45,256
Other income (expense):
Interest expense	(15,237)	(15,530)	(16,256)
Interest income	311	307	247
Gain (loss) on disposal of assets (Note 11)	1,938	1,203	(52)
Other, net	43	117	83
	----------------------------------------------
	(12,945)	(13,903)	(15,978)
	----------------------------------------------
Income before income taxes	81,423	46,307	29,278
Federal and state income taxes (Note 4):
Current	29,786	11,136	5,310
Deferred	3,521	7,670	6,167
	----------------------------------------------
	33,307	18,806	11,477
	----------------------------------------------
Net income	$48,116	$27,501	$17,801
	==============================
Per share (Notes 1 and 8):
Net income - basic	$1.51	$0.87	$0.57
Net income - assuming dilution	$1.47	$0.87	$0.56
	==============================
Average shares outstanding (Notes 1 and 8):
Basic	31,956	31,624	31,372
Assuming dilution	32,673	31,689	31,672
	----------------------------------------------

See accompanying notes.

American Freightways Corporation and Subsidiaries

Consolidated Statements of Shareholders' Equity
(In Thousands)

	Common Stock
	------------------------		Additional
	Shares	Par Value	Paid-In Capital	Retained Earnings	Treasury Stock	Total
	----------------------------------------------------------------------------------------------------
Balances at January 1, 1997	31,242	$312	$101,519	$104,467	$-	$206,298
Stock option and purchase plans	326	4	3,313	-	-	3,317
Net income	-	-	-	17,801	-	17,801
	----------------------------------------------------------------------------------------------------
Balances at December 31, 1997	31,568	316	104,832	122,268	-	227,416
Stock option and purchase plans	127	1	1,221	-	-	1,222
Purchase of 15 treasury shares	-	-	-	-	(125)	(125)
Net income	-	-	-	27,501	-	27,501
	----------------------------------------------------------------------------------------------------
Balances at December 31, 1998	31,695	317	106,053	149,769	(125)	256,014
Stock option and purchase plans	564	6	6,588	-	-	6,594
Net income	-	-	-	48,116	-	48,116
	-----------------------------------------------------------------------------------------------------
Balances at December 31, 1999	32,259	$323	$112,641	$197,885	$(125)	$310,724
	==========================================================

See accompanying notes.

American Freightways Corporation and Subsidiaries

Consolidated Statements of Cash Flows
	Year ended December 31,
	1999	1998	1997
	-------------------------------------------------------
	(In Thousands)
Operating activities
Cash received from customers	$1,128,859	$968,497	$856,742
Cash paid to suppliers and employees	(984,726)	(851,762)	(763,134)
Interest received	311	307	247
Interest paid	(15,542)	(15,438)	(15,635)
Income taxes paid	(35,757)	(13,884)	(1,936)
	-------------------------------------------------------
Net cash provided by operating activities	93,145	87,720	76,284

Investing activities
Proceeds from sales of equipment	6,919	3,222	2,483
Capital expenditures	(142,483)	(94,392)	(67,880)
	-------------------------------------------------------
Net cash used by investing activities	(135,564)	(91,170)	(65,397)

Financing activities
Proceeds from notes payable and long-term borrowings	117,000	45,657	55,400
Principal payments on long-term debt	(78,079)	(41,771)	(71,731)
Proceeds from issuance of common stock	5,569	1,208	2,805
Purchase of treasury stock	-	(125)	-
	-------------------------------------------------------
Net cash provided (used) by financing activities	44,490	4,969	(13,526)
	-------------------------------------------------------
Net increase (decrease) in cash and cash equivalents	2,071	1,519	(2,639)
Cash and cash equivalents at beginning of year	3,274	1,755	4,394
	-------------------------------------------------------
Cash and cash equivalents at end of year	$5,345	$3,274	$1,755
	===============================

American Freightways Corporation and Subsidiaries

Consolidated Statements of Cash Flows (continued)
	Year ended December 31,
	1999	1998	1997
	--------------------------------------------------------
	(In Thousands)
Reconciliation of net income to net cash provided by operating activities:
Net income	$48,116	$27,501	$17,801
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	58,984	55,654	52,484
Amortization	-	58	112
Provision for losses on accounts receivable	3,907	2,142	1,633
Current tax effect of exercise of stock options	1,025	14	278
(Gain) loss on sales of equipment	(1,938)	(1,203)	52
Casualty loss on destroyed equipment	336	280	153
Deferred income taxes	3,521	7,670	6,167
Changes in operating assets and liabilities:
Trade receivables	(37,860)	(17,906)	(13,660)
Operating supplies and inventories	(807)	(1,257)	(389)
Prepaid expenses	(3,202)	(2,647)	(4,023)
Income taxes receivable	(6,997)	(2,762)	3,096
Other assets	(749)	(375)	259
Trade accounts payable	8,963	3,856	3,485
Accrued expenses	19,846	16,695	8,836
	--------------------------------------------------------
Total adjustments	45,029	60,219	58,483
	--------------------------------------------------------
Net cash provided by operating activities	$93,145	$87,720	$76,284
	===============================

See accompanying notes.

American Freightways Corporation and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 1999

1. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of American Freightways Corporation and its subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

Business

The Company primarily operates as a regional and an interregional, scheduled, for hire, less-than-truckload motor carrier, serving all points in 32 contiguous states from a network of 237 customer centers, which constitutes the Company's only business segment. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Historically, credit losses have been within management's expectations.

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

Property and Equipment

Property and equipment is recorded at cost. For financial reporting purposes, the cost of such property is depreciated principally by the straight-line method over the estimated useful lives of 3 to 12 years for revenue and service equipment, 15 to 40 years for structures and improvements and 3 to 10 years for furniture and office equipment. For tax reporting purposes, accelerated depreciation or applicable cost recovery methods are used. Gains and losses are recognized in the year of disposal. Gains and losses on revenue equipment are recorded as adjustments to depreciation expense.

Insurance

As of December 31, 1999, the Company was generally self-insured up to specified limits for workers' compensation and cargo loss and damage claims. In the states of Colorado, Delaware, Iowa, Maryland, Minnesota, Nebraska, New Jersey, New Mexico, Pennsylvania, South Dakota, Texas and Wisconsin, however, workers' compensation claims are insured under a $750,000 deductible plan. In the state of North Dakota, workers' compensation claims are insured under the mandatory state plan as private plans are not permitted.

General and automobile liability claims are insured with a retention limit of $750,000 per occurrence, with excess coverage on a fully insured basis providing catastrophic coverage.

Income Taxes

Deferred income taxes are accounted for under the liability method. Deferred income tax assets and liabilities reflect the effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

Earnings Per Share

The Company calculates earnings per common share under the following methods:

Earnings per share - basic is computed based on the weighted average number of shares outstanding during each year.

Earnings per share - assuming dilution is computed based on the weighted average number of shares outstanding during each year, adjusted to include common stock equivalents attributable to dilutive stock options.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognizes no compensation expense for the stock option grants.

Impairment of Assets

The Company accounts for any impairment of its long-lived assets using Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Under SFAS No. 121, impairment losses are recognized when information indicates the carrying amount of long-lived assets, identifiable intangibles and goodwill related to those assets will not be recovered through future operations or sale.

Advertising Costs

Advertising costs are expensed to operations in the period incurred. Advertising costs for 1999, 1998 and 1997 were $1,620,000, $685,000 and $541,000, respectively.

Recent Accounting Pronouncements

In March 1998, the Accounting Standards Executive Committee (AcSEC) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Under the SOP, qualifying computer software costs are required to be capitalized and amortized against income over the software's estimated useful life. The impact of adoption in 1999 was not material.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement has been amended by SFAS No. 137 and is effective for all quarters of fiscal years beginning after June 15, 2000. It establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability at its fair value. The Company is currently evaluating the requirements of SFAS No. 133 and does not anticipate that the adoption will have a material effect on earnings or the financial position of the Company.

Reclassifications

Certain amounts previously reported in 1998 and 1997 have been reclassified to conform with the 1999 presentation.

2. Accrued Expenses
	1999	1998
	--------------------------------
	(In Thousands)

Accrued salaries, wages and benefits	$32,426	$25,546
Taxes other than income	6,081	7,098
Accident liability, cargo loss and damage, health, and workers' compensation claims reserves	48,437	33,892
Other	3,711	4,273
	--------------------------------
	$90,655	$70,809
	=====================

3. Long-term Debt

	1999	1998
	--------------------------------
	(In Thousands)

Bonds payable (1)	$5,590	$6,360
Revolving credit agreements (2)	129,000	78,000
Mortgage notes (3)	638	801
Unsecured senior notes (4)	129,250	140,250
Other-computer equipment (5)	237	383
	--------------------------------
	264,715	225,794
Less current portion	(13,030)	(19,679)
	--------------------------------
	$251,685	$206,115
	=====================

(1) Represents the Company's liability under a loan agreement with Arkansas Development Finance Authority, issuer of economic development revenue bonds to construct customer centers and a general office facility. The loan agreement provides that the Company will make payments sufficient to pay the principal and interest on the bonds. The bonds have annual maturity dates through 2009. The bonds bear interest at fixed rates ranging from 4% to 5% and are collateralized by land and structures with a net book value of $7,538,000 at December 31, 1999. The loan agreement requires that certain bond service funds be maintained. As of December 31, 1999, there was $358,000 in a debt service reserve fund.

(2) The revolving credit agreements at December 31, 1999, include an unsecured revolving credit agreement which provides for available borrowings of $160,000,000. Borrowings under this revolving credit agreement at December 31, 1999 totaled $129,000,000. The term of this agreement extends to April 1, 2003 (unless terminated or renewed). Interest is applied to outstanding borrowings at variable interest rates based on the London Interbank rate or the prime rate. The weighted average rate on outstanding borrowings at December 31, 1999 was 6.96%. The agreement contains covenants which limit, among other things, indebtedness, loans, investments and dividend payments, as well as require the Company to meet certain financial tests. The Company pays an annual commitment fee based on the unused commitment. At December 31, 1999, the commitment fee was 0.1875%. As of December 31, 1999, the amount available for additional borrowing under this line of credit was $31,000,000.

The Company also has $15,000,000 of available borrowings and letters of credit at December 31, 1999, under a separate unsecured revolving credit agreement. The terms of this agreement provide for borrowings up to $15,000,000 at a rate of interest agreed upon at the time of any borrowings. There were no borrowings outstanding at December 31, 1999. This agreement matures March 31, 2000, unless terminated or renewed. At December 31, 1999, the Company had utilized this line of credit to obtain letters of credit totaling $2,501,000.

The Company also has $20,000,000 of available borrowings at December 31, 1999, under a separate unsecured revolving credit agreement. The terms of this agreement provide for borrowings up to $20,000,000 at a rate of interest agreed upon at the time of any borrowings. There were no borrowings outstanding at December 31, 1999.

(3) Mortgage notes are due monthly or annually to November 2003 at an average interest rate of 8.30%. The notes are collateralized by land and structures with a net book value of $4,353,000 at December 31, 1999.

(4) Includes an unsecured senior note for $10,000,000 payable in equal annual installments of $5,000,000 through November 2001. The note bears interest at a fixed rate of 8.91% payable semi-annually.

Also includes seven notes totaling $119,250,000; all issued under an unsecured and uncommitted $190,000,000 Master Shelf Agreement with the following characteristics:

Outstanding Principal	Maturity Date	Interest Rate
---------------------------------------------------
$3,250,000	August 2000	6.25%
2,000,000	October 2000	6.00
4,000,000	April 2001	7.55
15,000,000	January 2005	8.85
20,000,000	June 2005	6.92
25,000,000	May 2006	7.51
$50,000,000	April 2012	8.11%

All notes have fixed interest rates, payable quarterly. These note agreements contain covenants which limit, among other things, loans, indebtedness, investments and dividend payments, and require the Company to meet certain financial tests.

(5) Represents the Company's liability under a loan agreement with IBM Credit Corporation. Payments are due monthly until June 2001. The note bears interest at 5.51%.

Annual maturities on long-term debt are $13,030,000 in 2000, $14,735,000 in 2001, $12,681,000 in 2002, $141,619,000 in 2003, $12,540,000 in 2004 and $10,110,000 thereafter.

Interest costs of $1,555,000, $1,044,000 and $831,000 in 1999, 1998 and 1997, respectively, were capitalized as part of the construction cost of certain property and equipment.

4. Federal and State Income Taxes

Significant components of the Company's deferred tax liabilities and assets as of December 31, 1999 and 1998, respectively, are as follows:

	1999	1998
	------------------------------
	(In Thousands)

Noncurrent deferred tax liabilities:
Tax over book depreciation	$76,167	$74,361
State loss and credit carryovers	(1,135)	(1,683)
	------------------------------
Net noncurrent deferred tax liabilities	$75,032	$72,678
	====================

Current deferred tax assets:
Accrued expenses not deductible until paid	$24,736	$18,498
Allowance for doubtful accounts	807	507
Revenue recognition differences	459	1,016
	------------------------------
Total current deferred tax assets	26,002	20,021

Current deferred tax liabilities:
Prepaid expenses	(8,080)	(932)
	------------------------------
Net current deferred tax assets	$17,922	$19,089
	====================

The reconciliation between the effective income tax rate and the statutory federal income tax rate is presented in the following table:

	1999	1998	1997
	-----------------------------------------------
	(In Thousands)

Income tax at the statutory federal rate of 35%	$28,498	$16,207	$10,247
Federal income tax effects of:
State income taxes	(1,702)	(666)	(552)
Nondeductible expenses	532	480	405
Other	1,115	882	(199)
	-----------------------------------------------
Federal income taxes	28,443	16,903	9,901
State income taxes	4,864	1,903	1,576
	-----------------------------------------------
	$33,307	$18,806	$11,477
	================================
Effective income tax rate	40.9%	40.6%	39.2%
	================================

Tax benefits of stock option and purchase plans recorded as paid-in capital and which did not reduce income tax expense amounted to $1,025,000, $14,000 and $512,000 in 1999, 1998 and 1997, respectively.

5. Employee Benefit and Compensation Plans

Stock Purchase Plan

During 1999, the Company's stock purchase plan, covering substantially all employees of the Company, expired. The Company adopted a new plan, the 1999 Stock Purchase Plan (the "1999 Purchase Plan"), which covers substantially all employees of the Company. The 1999 Purchase Plan will remain in effect until April 30, 2009. A total of 1,446,572 shares of common stock remain reserved for issuance under this plan at December 31, 1999. The plan contains two six-month offering periods commencing May 1 and November 1 of each year. Each offering period, an eligible employee may enroll to purchase up to the lesser of $2,000 or 400 shares of Company stock. The price per share is 85% of the lower of the fair market value at the date of grant or the date of exercise, which is six months from the date of grant.

Shares have been issued under the expired plan during 1997, 1998 and 1999 as follows:

Issue Date	Number of Shares Issued	Per Share Exercise Price
----------------------------------------------------------------------------------------------------------------
April 30, 1997	71,557	$ 12.01
October 31, 1997	87,397	8.29
April 30, 1998	59,297	10.20
October 31, 1998	70,318	7.23
April 30, 1999	71,199	10.31
October 31, 1999	109,995	7.38

Shares issued under the 1999 Purchase Plan totaled 53,428, with an exercise price of $14.61 per share. During November 1999, employees enrolled for options to purchase 111,119 shares under this plan. These shares will be issued in April 2000.

Stock Options and Stock Appreciation Rights

The 1993 Stock Option Plan provides for the issuance of qualified or nonqualified options to purchase common stock of the Company and the awarding of stock appreciation rights payable in shares or cash. The stock appreciation rights currently outstanding were issued in 1993 and are payable only in cash. No option or right may be issued for less than the fair market value of the stock on the date of grant. The options and rights vest over a five year period from the date of grant and will expire if not exercised after ten years from the date of grant. The Company also reserves shares for issuance under the 1999 Chairman Stock Option Plan and the Nonemployee Director Stock Option Plans.

Collective activity within the plans is summarized as follows:

	Stock Appreciation Rights	Shares Under Option	Price Range		Weighted Average Price
	-----------------------------------------------------------------
Outstanding at January 1, 1997	123,050	1,565,770	$ 3.00 -	$22.13	$12.93
Granted	-	414,200	11.00 -	15.94	11.16
Exercised	(20,940)	(176,340)	3.00 -	17.88	8.36
Canceled	(11,460)	(204,460)	6.31 -	21.38	12.92
	-----------------------------------------------------------------
Outstanding at December 31, 1997	90,650	1,599,170	3.00 -	22.13	13.06
Granted	-	515,550	9.69 -	11.31	10.12
Exercised	-	(13,080)	6.31 -	7.63	7.50
Canceled	(3,600)	(93,850)	6.31 -	22.13	12.58
	-----------------------------------------------------------------
Outstanding at December 31, 1998	87,050	2,007,790	3.00 -	22.13	12.33
Granted	-	704,250	11.16 -	21.09	11.31

Exercised	(39,580)	(360,875)	3.00 -	21.38	10.33
Canceled	(1,290)	(128,780)	10.19 -	21.38	11.76
	-----------------------------------------------------------------
Outstanding at December 31, 1999	46,180	2,222,385	$ 6.31 -	$22.13	$12.42
	===========================================

The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable
	---------------------------------------------------			--------------------------------
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
-----------------------------------------------------------------------------------------------------------------------
$6-$10	110,940	6.5	$ 9.02	49,740	8.21
$10-$15	1,850,965	6.7	11.56	740,679	12.60
$15-$20	108,930	4.4	17.75	104,904	17.80
Greater than $20	151,550	5.2	21.38	120,060	21.38
	-----------------------------------			----------------
Total	2,222,385	6.5		1,015,383
	====================			=========

The number of shares of common stock reserved for granting future options under these plans at December 31 was 2,578,240 in 1999; 864,870 in 1998 and 1,460,950 in 1997. At December 31, 1999, options were exercisable to purchase 1,015,383 shares.

Expense related to the change in value of stock appreciation rights for 1999 totaled $454,000. There was no benefit or expense related to the changes in 1998 or 1997.

Accounting for Stock-Based Compensation

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans and, accordingly, does not recognize compensation expense. If the Company had elected to recognize compensation expense based on the fair value of options granted at grant date as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net income and earnings per share - assuming dilution would have been reduced to the pro forma amounts indicated in the table below:

(In Thousands, Except Per Share Amounts)	1999	1998	1997
	-------------------------------------
Net income - as reported	$48,116	$27,501	$17,801
Net income - pro forma	46,428	26,219	16,951
Earnings per share - assuming dilution - as reported	1.47	0.87	0.56
Earnings per share - assuming dilution - pro forma	$1.42	$0.83	$0.54

The pro forma effect on net income for the years presented is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

The fair value of options was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	1999		1998		1997
	Option Plans	Purchase Plans	Option Plans	Purchase Plans	Option Plans	Purchase Plans
	--------------------------------------------------------------------
Expected dividend yield	0%	0%	0%	0%	0%	0%
Expected stock price volatility	35.5%	37.2%	33.8%	38.5%	29.8%	34.9%
Risk-free interest rate	4.67%	5.33%	5.62%	4.63%	6.06%	5.69%
Expected life of options	4.3 years	0.5 years	4.3 years	1 year	4.4 years	1 year
Weighted average value per option	$4.34	$3.76	$3.68	$2.58	$3.87	$3.65

Retirement Plan

The Company maintains a profit sharing plan for the benefit of all eligible employees. The plan qualifies under Section 401(k) of the Internal Revenue Code thereby allowing eligible employees to make tax deferred contributions to the plan. The plan permits, at the discretion of the Board of Directors, elective and matching employer contributions. During 1999, the Company made elective contributions of 2 1/2% of each eligible participant's compensation, in addition to a 25% match of the first 6% of compensation contributed by participants. The Company's contributions to the plan totaled $14,631,000, $12,717,000 and $10,786,000 for 1999, 1998 and 1997, respectively.

6. Leases and Commitments

Rent expense, exclusive of amounts related to purchased transportation, totaled approximately $38,719,000 for 1999, $31,324,000 for 1998 and $25,054,000 for 1997. The future minimum rental commitments under noncancelable operating leases having initial or remaining terms in excess of one year as of December 31, 1999 are as follows:

	Total	Structures	Revenue Equipment	Other Equipment
	------------------------------------------------------------------
	(In Thousands)

2000	$ 41,237	$ 9,474	$16,589	$15,174
2001	35,957	6,729	15,813	13,415
2002	27,560	5,392	15,912	6,256
2003	16,143	4,319	11,824	-
2004	7,912	3,563	4,349	-
Thereafter	14,906	11,653	3,253	-
	------------------------------------------------------------------
	$143,715	$41,130	$67,740	$34,845
	=====================================

Certain leases have renewal options for periods from one to five years at the fair rental value of the related property at renewal. Certain of the lease agreements contain fixed price purchase options. The lease agreements require the lessee to pay property taxes, maintenance and operating expenses.

Commitments for land, customer centers and revenue equipment (including the cost to complete construction in progress) aggregated approximately $57,209,000 at December 31, 1999.

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

8. Earnings per Share

Net income for purposes of basic earnings per share and earnings per share - assuming dilution was $48,116,000, $27,501,000 and $17,801,000 for the years 1999, 1998 and 1997, respectively. A reconciliation of average shares outstanding for both computations is presented below:

	1999	1998	1997
	----------------------------------
	(In Thousands)

Average shares outstanding - basic	31,956	31,624	31,372
Effect of dilutive stock options	717	65	300
	----------------------------------
Average shares outstanding - assuming dilution	32,673	31,689	31,672
	=======================

Antidilutive stock options are not included in the earnings per share calculation. Average antidilutive options were 244,000 in 1999; 1,545,000 in 1998 and 489,000 in 1997.

9. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 1999 and 1998:

	Three months ended
	March 31	June 30	September 30	December 31
	-------------------------------------------------------------
	(In Thousands, Except Per Share Data)
1999
Operating revenue	$265,404	$291,173	$303,617	$306,480
Operating expenses and costs	250,577	266,400	276,100	279,229
Net income	6,775	13,122	14,386	13,833
Net income per share:
Basic	.21	.41	.45	.43
Assuming dilution	$.21	$.40	$.44	$.42

Average shares outstanding:
Basic	31,738	31,860	32,026	32,200
Assuming dilution	32,229	32,643	32,977	32,842

	Three months ended
	March 31	June 30	September 30	December 31
	-------------------------------------------------------------
	(In Thousands, Except Per Share Data)
1998
Operating revenue	$230,649	$246,402	$254,047	$255,188
Operating expenses and costs	221,344	230,515	236,835	237,382
Net income	3,172	7,658	8,191	8,480
Net income per share:
Basic	.10	.24	.26	.27
Assuming dilution	$.10	$.24	$.26	$.27

Average shares outstanding:
Basic	31,568	31,612	31,639	31,679
Assuming dilution	31,625	31,752	31,670	31,710

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

The carrying amounts and fair values of the Company's financial instruments at December 31 are as follows:

	Carrying Amount	Fair Value
	--------------------------------------
	(in thousands)
1999
Cash and cash equivalents	$ 5,345	$ 5,345
Bond funds	358	358
Long-term debt	264,715	263,965

1998
Cash and cash equivalents	$ 3,274	$ 3,274
Bond funds	896	896
Long-term debt	225,794	239,923

11. Involuntary Conversion

During 1999 the Company experienced an involuntary conversion of certain assets. This involuntary conversion resulted in the recognition of a gain of approximately $1,760,000, which is included in gain (loss) on disposal of assets in the consolidated statements of income.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
American Freightways Corporation

We have audited the accompanying consolidated balance sheets of American Freightways Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Freightways Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/s/Ernst & Young LLP
Little Rock, Arkansas
January 20, 2000